
10010873

We've Got You Under Our Wing®

2009 ANNUAL REPORT

Aflac®
Incorporated

The Composition of Aflac's Market in Japan



What We Sell

Supplemental insurance products, including:
- Cancer
- Medical
- Care
- Living benefit life

Supplemental insurance riders, including:
- Rider MAX
- Rider Pack

Life insurance products, including:
- Term life
- Whole life
- Fixed annuity
- WAYS
- Child endowment

Who Buys It

At the worksite:
Employees at more than 35,400 payroll accounts representing 89% of the companies listed on the Tokyo Stock Exchange, including workers at Hitachi, Fujitsu, Kirin Brewery, Canon, Ricoh, Toyota and Takashimaya, as well as employers and employees at 159,610 small businesses

At the home:
Individuals seeking specific insurance coverage

Who Sells It For Us

More than 110,500 licensed sales associates, representing about 1,900 affiliated corporate agencies, more than 17,300 individual or independent corporate agencies, the sales force of Dai-ichi Mutual Life Insurance Co. and more than 350 banks with 19,200 branches as well as 1,000 postal outlets

Who Else Sells It

- Alico Japan
- Asahi
- AXA
- Dai-ichi
- Fukoku
- Meiji Yasuda
- Mitsui Sumitomo
- Mitsui Sumitomo Kirameki
- Nippon
- Orix
- Sompo Japan
- Sompo Japan Himawari
- Sony
- Sumitomo
- Tokio Marine Nichido Anshin

and in the United States



What We Sell

Supplemental insurance products, including:
- Accident/disability
- Cancer
- Short-term disability
- Intensive care
- Hospital indemnity
- Sickness indemnity
- Critical Illness
- Long-term care
- Specified health event
- Fixed-benefit dental
- Vision

Life insurance products, including:
- Term life
- Whole life
- Juvenile life

Who Buys It

At the worksite:
Employees at more than 443,200 payroll accounts, including businesses of all sizes, banks, hospitals, school districts, and city and state governments. Payroll accounts include the City of Atlanta, American Express, Genesis Healthcare, the State of Florida, Valero Energy Corporation and Viacom.

At the home:
Individuals seeking specific insurance coverage

Who Sells It For Us

More than 75,300 licensed sales associates, including more than 11,100 who, on average, produced business every week in 2009

Who Else Sells It

- AIG
- Allstate
- American Fidelity
- Assurant
- Colonial
- Combined
- Conseco
- MetLife
- Transamerica
- Unum
- Certain regional or national carriers whose products indirectly compete


child-care expense
rent travel
out-of-pocket costs
mortgage payments
hotel stay
utilities
copayments
groceries
deductibles
doctor visits
ambulance
We've Got You
Under Our Wing®
When a policyholder gets sick or hurt, Aflac pays cash benefits fast. For 55 years, Aflac insurance policies have given policyholders the opportunity to focus on recovery, not financial stress.

We've Got You Under Our Wing

Move over, Wright brothers! More than 100 years after this well-known and daring brotherly duo made history with their first flight, a different set of wings is making history and changing lives. But this time, the wings belong to the rather boisterous, fiercely protective, and quite loyal Aflac Duck, whose outstretched wings signify what Aflac means when we say, "We've Got You Under Our Wing." These wings provide protection, just as we promise. We protect our policyholders from the financial storm that's created when a medical health event strikes and bills pile up. We empower our customers to concentrate on getting better while we focus on quickly paying cash benefits.

Aflac is different from major medical insurance; it's insurance for daily living. Major medical pays doctors and hospitals. In contrast, Aflac pays cash benefits directly to policyholders to help with daily expenditures and the many out-of-pocket expenses resulting from a serious illness or injury – like a mortgage, car payment, groceries, utilities, and child care. The benefits are predetermined based on medical events, and are paid regardless of any other insurance. Aflac claims are easy to file and they're processed quickly – usually within four days. Through a broad range of products, we offer an affordable extra layer of financial protection to help provide security at a time when families need it most. We mean what we say, and we say what we mean. "We've Got You Under Our Wing."

As of February 26, 2010, Aflac was rated AA- by Standard & Poor's, Aa2 (Excellent) by Moody's, A+ (Superior) by A.M. Best for financial strength, and AA- by R&I for insurance claims-paying ability. For 55 years, Aflac products have given policyholders cash benefits for daily living so they can focus on recovery instead of the financial stress brought about by a serious health event. Aflac is the number one provider of guaranteed-renewable insurance in the United States and the number one insurance company in terms of individual insurance policies in force in Japan, protecting more than 50 million people worldwide. Aflac has been recognized by *Ethisphere* magazine as one of the World's Most Ethical Companies for three consecutive years and has also been named by the Reputation Institute as the Most Reputable Company in the Global Insurance Industry for two consecutive years. In 2010 *Fortune* magazine named Aflac one of the 100 Best Companies to Work For in America for the twelfth consecutive year. In 2009 *Fortune* magazine also ranked Aflac number one on its global list of the Most Admired Companies in the Life and Health Insurance category. Aflac was also named by *Forbes* magazine as America's Best-Managed Company in the Insurance category. Aflac Incorporated is a Fortune 500 company listed on the New York Stock Exchange under the symbol AFL.

Table of Contents

Financial Highlights

Aflac Incorporated and Subsidiaries

	2009	2008	2007	% Change 2009 – 2008
For the Year:				
(In millions)				
Total revenues	**$ 18,254**	$ 16,554	$ 15,393	10.3%
Pretax earnings	**2,235**	1,914	2,499	16.8
Net earnings	**1,497**	1,254	1,634	19.3
At Year-end:				
(In millions)				
Total investments and cash	**$ 73,192**	$ 68,550	$ 57,056	6.8%
Total assets	**84,106**	79,331	65,805	6.0
Shareholders' equity	**8,417**	6,639	8,795	26.8
Per Common Share:				
Net earnings (basic)	**$ 3.21**	$ 2.65	$ 3.35	21.1%
Net earnings (diluted)	**3.19**	2.62	3.31	21.8
Shareholders' equity	**17.96**	14.23	18.08	26.2
Cash dividends paid	**1.12**	.96	.80	16.7
Supplemental Data:				
Number of common shares outstanding	**468,568,432**	466,615,392	486,529,962	
Number of registered common shareholders	**85,667**	83,022	80,062	
Number of full-time employees	**8,349**	8,242	8,213	



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Annual Cash Dividends Paid Per Share

Aflac has increased its annual dividend for 27 consecutive years. Total cash dividends paid in 2009 were 16.7% higher than in 2008.



Message from Management

Daniel P. Amos
Chairman and CEO

Aflac: Spreading Our Wings to Protect 50 Million People and Counting

A year ago, we were happy to see 2008 come to its tumultuous close, although it became quickly apparent that significant challenges around the globe would follow. Sure enough, 2009 presented the world with the greatest economic hurdle this generation has ever experienced. For the insurance industry in general, and Aflac specifically, balance sheet strength and capital adequacy quickly emerged as a primary focus. While the investment community scrutinized investment portfolios, we were doing the same. We spent countless hours analyzing our investments to determine if they continued to be appropriate for our portfolio. We also continually assessed the capital levels of our insurance operations to ensure that we had adequate capital resources to fulfill all our obligations and retain the confidence of our policyholders and shareholders.

2009 Financial Results – Resilience, Strength, and Growth

In the end, we concluded that our investment approach was indeed the most prudent course for our business. We also had confidence in our company's expected capital generation. In addition, we made a $500 million capital contribution from the parent company to our principal insurance subsidiary. As a result, our regulatory capital levels remained strong. At the end of 2009, our risk-based capital ratio was a strong 479%, which exceeded our internal target of 375% for the year. Our risk-based capital ratio increased from year-end 2008, despite realized investment losses and increased capital requirements resulting from credit rating downgrades in our portfolio. As a result of the steady growth of our insurance operations and the capital contribution, our regulatory capital level was 25.1% higher at year-end 2009, compared with year-end 2008. I believe our strong capital base demonstrates the resilience of our business model, which is ultimately a reflection of the need for our products.

Our capital position enabled us to maintain dividend payments at a time when many companies have either cut or eliminated their dividends. In fact, Aflac's cash dividend payments in 2009 were 16.7% higher than in 2008. We are very proud that we have increased cash dividends for 27 consecutive years, and we would certainly like to extend that track record. However, we believe it is most prudent for us to continue to closely monitor global financial markets and our capital strength before we commit to further increasing the dividend in 2010 or to deploy capital for other purposes, such as share repurchase.

Despite an intense focus on the balance sheet, we never lost sight of growing our business. Combined, we generated more than $2.8 billion of new annualized premium in the United States and Japan in 2009. Total revenues rose 10.3% to $18.3 billion, reflecting solid growth in premium income and net investment income, as well as the benefit of the stronger yen/dollar exchange rate for the year. Importantly, we again achieved the primary financial objective we use internally to assess the growth of our business. We measure our performance using the growth of net earnings per diluted share, excluding items that are inherently uncontrollable


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Net Earnings Per Diluted Share

Net earnings benefited from record operating results, although realized investment losses were elevated in 2009. Based on the internal financial measure we use to assess management's performance, which excludes items that are either outside management's control or inherently unpredictable, we achieved our primary financial target for the 20th consecutive year.

Net Earnings Per Diluted Share

Internal Performance Measure

or unpredictable. We view this measure as the best indicator of both the growth of our business and management's role in generating that growth. We also believe that achieving our objective on a consistent basis for 20 consecutive years has been the principal driver of shareholder value over the long term.

Net earnings increased 19.3% in 2009 to $1.5 billion. This reflected the strong growth of our insurance operations, particularly Aflac Japan, as well as a stronger yen/dollar exchange rate. However, for the second year in a row, net earnings were impacted by higher-than-normal realized investment losses attributable to the financial crisis. Realized investment losses were $788 million in 2009, compared with losses of $655 million in 2008. Net earnings per diluted share rose to $3.19 in 2009, or 21.8% higher than net earnings of $2.62 per share, in 2008.

Investing Prudently in a Sensitive Market

Aflac's greatest investment challenge has always been in Japan, where our policies generate long-duration, yen-denominated liabilities. As a result, we match those liability characteristics by purchasing long-duration, yen-denominated, investment-grade securities. In addition to unique liability characteristics, Aflac Japan also generates very strong cash flows. In 2009 for instance, Aflac Japan's cash flow to investments was ¥604.1 billion, or $6.5 billion, which equated to investing more than $26 million every business day. And with investment yields remaining at very low levels in Japan, putting those significant cash flows to work in investments at attractive returns with a reasonable risk profile is challenging. Yet during 2009, we were able to invest that cash flow at yields that were consistent with our objectives.

Without a doubt, the most prevalent investment issue we addressed with investors throughout 2009 was our ownership of perpetual, or so-called hybrid, investments, which have characteristics of both bonds and equities. The yen-denominated perpetual securities we purchased from the early 1990s through 2005 provided us with the long-duration assets that we needed to support our policy liabilities. These securities came under increased scrutiny last year because of concern over the financial strength of banks, particularly those in Europe and Great Britain where most of our perpetual investments originated. When we purchased these perpetual securities, we primarily invested in large financial institutions that underpin the economies in which they operate. We believed that in a time of severe financial stress, the governments in those countries would take significant measures to ensure that these large banking institutions would continue to operate, which would help provide safety to our investments. We never anticipated how rigorously that proposition would be tested. Reflecting investors' concerns over the health of the banks, our perpetual holdings experienced dramatic declines in value early in the year. However, governments around the world have taken action to stabilize the banking system. As a result, the prices of our perpetual holdings steadily recovered in value during 2009, and we still believe they are effectively meeting our investment needs.


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U.S.

Total Revenues
(In billions)

Total revenues benefited from a stronger yen and rose 10.3% to a record $18.3 billion in 2009.

Aflac Japan

For two decades Aflac Japan has demonstrated that it can effectively operate and grow in a weak economic environment. During challenging times, we have leveraged our core competitive strengths, which have continued to position Aflac as the number one seller of both cancer and stand-alone medical insurance, and as the largest insurer in Japan in terms of individual policies in force. 2009 marked our 35th year of operating in Japan, and by the end of our anniversary year, we achieved another milestone in Japan – exceeding 20 million individual policies in force – and we did it a year earlier than we had expected.

Aflac Japan's ability to effectively navigate a challenging economic environment is a direct result of innovative product development, distribution expansion and marketing creativity. In 2009, we introduced two very successful products – a revised medical policy and a child endowment policy, which is basically an educational savings plan. Both of these products were very well received by our sales force and customers. At the same time, we achieved greater distribution through new agent recruitment and growth of the recently opened bank channel. We also solidified our strong brand position and promoted our products with the help of the much-loved Aflac Duck. We were very pleased that our products, distribution, and promotion were major catalysts that fueled Aflac Japan's sales momentum in 2009 and allowed us to surpass our sales target for the year.

We believe the need for our products, combined with our well-known and well-respected brand, tremendous scale, efficient operations, relevant products, broadening distribution, and dedicated customer service, will enhance Aflac's market position and extend Aflac Japan's sales momentum into 2010.

Aflac U.S.

For most U.S. consumers, the recession was something new and troubling to say the least. Because we had first felt sales pressure from the weak economy in 2008, we knew it would be difficult to increase sales in 2009. And as 2009 progressed, it was clear that the pressure on sales would endure. As a result, we were not able to generate new annualized premium sales growth for the second year in a row. While weak sales indicate the demand for our products has been negatively impacted by the economic downturn, we believe the disruption is temporary. Furthermore, we are convinced that the underlying need for our products is just as strong as ever. In fact, I can't think of a better time to have an extra layer of protection and peace of mind than during a financially unstable and anxiety-ridden economy. But we understand that in a time of high unemployment and low disposable income, households have to make tough choices.

We have not been sitting idly by and simply waiting for the economy to recover. Instead, we have been taking actions that we believe will benefit our business in both the short and long term. For instance, we continued to pursue product development and introduced new streamlined cancer and accident products that we believe are



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Total Assets
(In billions)

Total assets surpassed $84 billion in 2009 despite a weaker yen/dollar exchange rate at the end of the year.

Japan U.S.

appropriate for the current economy. We continued to recruit and train new sales associates to expand our reach in the market. We also enhanced our product portfolio and distribution through a strategic acquisition.

After spending a significant amount of time on market research, we acquired Continental American Insurance Company based in Columbia, South Carolina, in 2009. We were specifically looking for the capability to expand our product line to offer voluntary insurance products on a group basis that would complement the individually underwritten products we've traditionally offered. With Continental American, now branded as Aflac Group Insurance, we have found the right fit. We believe we can leverage this new platform of group products in the insurance broker market, as well as with our existing sales force to better penetrate the large payroll account market.

I remain as excited as ever about the future of Aflac. I am also convinced that the United States is a tremendous and underpenetrated market for our products, with literally tens of millions of consumers who can benefit from our affordable insurance protection. Like last year, we will remain cautious on the outlook for new sales in the United States until we see some stability in the economy. But we continue to believe we are well positioned within our segment of the U.S. insurance market to take advantage of the many opportunities we see when economic pressures subside.

Aflac: Standing Strong, Not Standing Still

In the brightest and bleakest of economic times throughout our 55 years of operation, our focus on offering relevant products through an extensive sales force network has remained constant. What has changed – and actually strengthened over time – is our resolve to leverage our competitive strengths, while delivering on our promise to help protect policyholders' financial health when they need us most. I believe it's that resolute approach and discipline that creates value for you, our shareholders.

As we think about 2010 and beyond, we realize we will likely face a landscape of challenges. But we continue to believe that Aflac will stand strong. And I can promise you, we won't stand still. We are moved by the determination of hundreds of thousands of dedicated sales agents and employees, and motivated by the one and only Aflac Duck to continue to spread our message to new and existing customers. This team has helped secure a place under the Aflac Duck's wing for 50 million people worldwide who rely on us when they need help. Some simply enjoy the peace of mind knowing they have the protection Aflac can offer. Whatever the reason, with the help of the Aflac Duck, our wings offer plenty of protection, and a special spot for you and everyone with whom we do business.

Daniel P. Amos
Chairman and
Chief Executive Officer

A Conversation with Dan Amos

Q: ***How do you feel Aflac is positioned in the current economic environment?***

A: I think we're positioned very well. I believe our financial strength is one major way Aflac stands out from other insurance companies, especially after the test we faced, by the entire financial industry in 2009. Aflac weathered the storm, and emerged with the knowledge that our business model is solid and resilient. We remained true to our business strategy, maintained our time-tested investment approach, and leveraged the support and expertise of our greatest asset: our people.

Q: ***Has your view of the market changed in light of the current financial crisis?***

A: It has in terms of financial strength. I appreciate Aflac's ability to generate and maintain excess capital more than ever, especially in this environment. However, as I have said before, I hesitate using the word "excess" anywhere near the word "capital" because I'm not sure anyone views any capital as excess anymore. It was frustrating last year that a strong company like Aflac faced a closed credit market when we wanted to refinance our maturing debt. We certainly learned from that, which is why we took the opportunity to refinance our next debt maturity seven months before it was due.

In terms of the need for Aflac products, I believe they are still needed in this market. A major accident or illness does not discriminate between good times or bad – it happens when it happens, regardless of the economic climate. If anything, I think consumers need our coverage now more than ever.

Q: ***What do you see as opportunities and challenges in the United States and Japan?***

A: In both markets, I believe consumers are looking for solutions that will help them cope with medical expenses. Generally speaking, there is no single insurance plan that can cover all the costs, and out-of-pocket expenses will rise as populations age. To alleviate the financial strain, many people are turning to Aflac products as a solution. A current challenge, particularly in the United States, is high unemployment and concerns about job security. Many household budgets have understandably been slashed and that has affected our sales in the United States. However, we have been opening more payroll accounts than ever before as employers recognize the need for our products. I believe this payroll account growth has given us shelf space at the worksite, which will enhance our sales opportunities when the economy improves. The Japanese economy has also struggled and Japan was affected by the same financial crisis. Yet, our strong sales growth in 2009 clearly points to the underlying need for our coverage and I believe significant opportunities to grow remain in Japan.

Q: ***How might health care reform impact Aflac?***

A: Like most Americans, we have closely followed the health care reform debate, and I think we are well-positioned to grow our business amid changes in health care. Keep in mind that we've been very successful in Japan, where all citizens are covered by some form of national heath care. Actually, it's not that much different in the United States where most of our coverage is sold at the worksite and most employees already have some kind of health insurance. Personally, I would like to see every American covered by major medical health insurance. But, given budgetary constraints, it's virtually impossible for any government or private plan to offer both breadth and depth of coverage. So whether we're talking about a national health care plan or simply a major medical insurance plan that most Americans already have, we believe people will want and need our products to



mitigate out-of-pocket medical and non-medical expenses that arise following a serious illness or accident.

Q: *How has the evolution of the Aflac brand in the United States and in Japan benefited your business?*

A: In the United States, advertising featuring the Aflac Duck has helped us achieve 94% name recognition, and in Japan it's even higher. In 2005, we customized our advertising message to transform the recognition of our brand into an understanding of how our products help. It's an ongoing process, and in 2009 we advertised our brand promise with commercials and a new logo that says, "We've Got You Under Our Wing." This slogan was designed to convey that our products offer a layer of protection they need. When people know how our products work, I believe they'll want the protection that Aflac products can provide. Having a strong and friendly brand has helped open many doors for our sales force, even in tough economic times. Japanese consumers see a softer, quieter side of the Aflac Duck to fit in with their culture. And last year, we leveraged the Aflac Duck image by dressing him in a "maneki neko" costume, which is a beckoning cat that brings good fortune. The Aflac maneki neko duck was an overnight success that propelled our sales in 2009 and further strengthened our brand image.

Q: *What do you see as Aflac's role in the community?*

A: I have always believed that taking an active role in the community and being a good corporate citizen makes good business sense. For example, 15 years ago we began sponsoring the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta. Since then, the fight against childhood cancer is something everyone at Aflac has become very passionate about. This cause has become a part of our everyday existence and who we are. Working together on this has strengthened our corporate culture beyond anything I could ever imagine. Our entire sales force and employees in both the U.S. and in Japan have taken on the fight against childhood cancer, and I'm so proud of them. Since 1995, the entire Aflac family combined has given more than $50 million to the Aflac Cancer Center, which has been recognized as one of the top five childhood cancer centers in the United States for the last three years. To me, this proves that coming together for a common cause can simply overtake a company's corporate culture while doing the right thing and even making good business sense.

Q: *How do you see your role at Aflac in the short term and the long term?*

A: Let me start off by saying one thing – I've spent my entire adult life working at Aflac, yet I really haven't even thought about retirement. I enjoy my role at Aflac and remain excited about the opportunities to grow our business in the short run and over the long term. I'm also energized by confronting the challenges that arise along the way. I never envisioned the kind of challenge that the financial crisis brought about, and I wouldn't want to go through it again. But it did allow me to grow as a CEO and gave me a new perspective on our business. Despite that huge challenge, we were able to meet our earnings objective for the 20th year in a row, and I look forward to a continuation of solid growth that will enhance the investment our shareowners have made in Aflac.

Q: *What are your thoughts about perpetual, or so-called "hybrid," securities?*

A: Our investment portfolio backs up what I believe is the most important promise an insurance company makes – to protect policyholders when they need us most by paying claims promptly. The perpetual securities we own came under intense scrutiny in January 2009. And in light of the already nervous stock market, our shares plunged 37% in one day due to the perceived risks of the perpetual investments. It's important to understand that we first purchased perpetual securities in the early 1990s, and originally invested in them because their long-term nature matched the characteristics of our products. Until January 2009, their strength as an investment had never been an issue. In fact, they were all very highly rated investments. But we maintained perspective and didn't panic. Instead, we carefully evaluated the creditworthiness of the banks that had issued the perpetual securities to us and concluded it was best to continue holding those assets. As the year progressed, the value of the perpetuals improved, as did the price of our shares.

Q: *What is different for Aflac salespeople today as opposed to in the 1950s?*

A: Certainly the sales environment is different in that we've never experienced such a weak economy. But, in some ways, I think things are a little easier for our sales force today in terms of the sales approach and the brand and financial strength that stands behind them. These two factors help drive sales. Technology has also allowed our sales agents to prioritize their time on sales-related activities, rather than administrative activities. With medical expenses steadily increasing, the need for Aflac products has become much more widely understood than it was in 1955. But at the same time, I find it very interesting that while some things have changed, the basic concept of the voluntary products we offer has not changed.



Aflac Japan



It's a simple promise:



Aflac Japan Spreads Its Wings – And Achieves Liftoff!

New products and emerging distribution opportunities generated wind at our back in 2009, helping us surpass our new annualized premium sales target with a 6.7% increase. Our sales growth in 2009 was a particularly significant accomplishment for Aflac Japan, given a challenged economy and a competitive environment. Aflac Japan retained its distinction as the number one seller of both cancer and medical insurance policies in Japan, and produced solid financial results. Once again, our stable block of in-force business was marked by strong persistency and improved profitability. Following are some financial highlights from 2009:

- **Premium income rose 3.3% to ¥1.14 trillion, compared with ¥1.10 trillion in 2008.**
- **Total revenues increased 3.0% to ¥1.35 trillion, compared with ¥1.31 trillion a year ago.**
- **Pretax operating earnings rose 12.4% from ¥232.8 billion in 2008 to ¥261.7 billion in 2009.**

The Impact of the Yen/Dollar Exchange Rate

Aflac Japan collects premiums in yen, pays benefits and expenses in yen, and primarily holds yen-denominated assets to support yen-denominated liabilities. With the exception of a limited number of transactions, we do not convert yen into dollars. Therefore, currency changes do not have a material effect on Aflac in economic terms. However, for financial reporting purposes, we translate Aflac

Yasuyuki Ohtsuka and **Koji Ariji** are employees for Higashin, a shinkin bank that serves local residents and small and medium businesses in the area just outside the hustle and bustle of Tokyo. Yasuyuki and Koji have forged many strong relationships with their customers. 2008 marked the first year banks could begin offering the types of products Aflac sells to their own customers, so now Yasuyuki and Koji's customers look to them to suggest products that can provide solutions to help mitigate the financial burden of medical costs. A usual day on the job means Yasuyuki and Koji visit prospective customers on their bikes, explaining how Aflac products offer peace of mind and valuable cash benefits. They find that many of their customers are very interested to learn more about our cancer and medical products, as well as our more recent child endowment product. Pictured below, the duo visit with a proprietor of a tofu manufacturer/retailer to explain how Aflac products can protect them.






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Yen/Dollar Exchange Rate
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The average yen/dollar exchange rate strengthened 10.7% in 2009, which magnified Aflac Japan's growth rates in dollar terms.



Aflac will be there for you in your time of need.

Japan's income statement from yen into dollars using an average exchange rate. Since Aflac Japan is responsible for the majority of the amounts reported in our consolidated financial statements, fluctuations in the value of the yen can significantly affect our results as reported in dollars.

Translating Aflac Japan's results from yen into dollars means that growth rates are magnified in dollar terms when the yen strengthens against the dollar, compared with the preceding year. Conversely, growth rates in dollar terms are suppressed when the yen weakens against the dollar, compared with the preceding year. In 2009, the yen averaged 93.49 to the dollar, or 10.7% stronger than the average of 103.46 in 2008, enhancing our reported results in dollar terms.

- Premium income rose 14.1% to $12.2 billion, up from $10.7 billion in 2008.
- Total revenues were up 13.7% to $14.5 billion, compared with $12.7 billion in 2008.
- Pretax operating earnings increased 24.4% to $2.8 billion from $2.2 billion in 2008.


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Net Investment Income
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Net investment income rose 7.3% to a record $2.8 billion.

Aflac Japan's Products: We've Got You Under Our Wing
Japan's population is covered by a compulsory and universal health care insurance system. The many positives of advancing medical technology mean citizens have the latest medical care, but medical advances also exact a potentially significant financial toll. Combined with an aging population and declining birthrate, consumers have been required to pay more out of their own pockets for health care. In 1984, Japan first introduced a 10% copayment on its national health care system for most working people. Today, that copayment is 30% – a significant cost that consumers must bear. It seems unlikely that the financial strain on Japan's national health care system will abate, meaning consumers will continue to face a heavy financial burden for health care in the foreseeable future.

Research and knowledge about the specific financial burdens consumers face have allowed Aflac Japan to respond with benefits that help consumers cope with these burdens. This kind of innovative product development was at the forefront in 2009 and was greatly responsible for Aflac Japan's strong sales performance. In March 2009, we introduced a new child endowment product. With more than one million babies born each year in Japan, a new addition to a family tends to prompt a review of insurance coverage. Our child endowment product is appropriate for these new parents who are re-evaluating their coverage. It offers a death benefit until the child reaches age 18, it pays a lump sum benefit at the time of the child's entry into high school, as well as an educational annuity for each of the four years during his or her college education.

Our sales agencies have found that Aflac's more traditional life insurance products, like our child endowment plan, often help secure an opportunity to interact with consumers and cross-sell other Aflac products with living benefits,

Not only does Aflac Chairman and CEO **Dan Amos** believe that **"If you take care of the people, they'll take care of the business,"** but the management at Aflac Japan believes it as well. Aflac Japan offers dozens of diverse clubs and activities from which Aflac Japan employees may select to remain fit, centered, relaxed, or entertained. In turn, these employees feel connected to the company and excited about serving and protecting our policyholders and claimants. Pictured here, four women who work at Aflac Japan have chosen to participate in a yoga class. From front to back, **Miyuki Kajiyama**, Planning Department; **Hiroko Akiyama**, System Development Department; **Saiko Iwata**, Infrastructure Services Department; and **Ayano Kawanishi**, system engineer at Aflac Japan sent from Hitachi Ltd., spread their wings and empower their minds, bodies and spirits to unwind from a long day at work and prepare for the following day.



particularly our pillar products – cancer and medical. In fact, for every 10 child endowment plans purchased in 2009, Aflac agencies sold two additional Aflac products to the same customers.

Since first launching our stand-alone medical product, EVER, in 2002, we have been the number one seller of medical insurance policies in Japan. In the last six years, we have segmented the market by creating a suite of EVER products with variations that appeal to specific segments of Japan's population. In August 2009, we launched a new generation of our popular EVER product, with the most notable changes being an enhanced surgical benefit and gender-specific premium rates. The initial response to our revised EVER product was very positive and helped lift our sales results above our target for the year.

Distribution Opportunities: A Feather in Aflac Japan's Cap

From a distribution standpoint, 2009 was a year of solid improvement, particularly in the bank channel. We were first permitted to sell Aflac's third sector products to banking customers in December 2007, and our sales efforts proved to be quite successful until the global financial crisis occurred late in 2008. However, as we steadily expanded our number of selling agreements with banks and they have refocused their attention back to selling insurance products, our sales quickly recovered. In 2009, bank channel sales increased 132.2%, compared with 2008 and represented 6% of total new sales. By the end of 2009, we had agreements to sell our products through 353 banks, which continue to significantly outnumber any of our competitors in Japan. We believe the long-standing and strong relationships we've developed within the banking sector, along with our strategic preparations, have proven to be an advantage as this channel opened up for our products.

In addition to new distribution opportunities in Japan, we are firmly committed to selling through and supporting our traditional sales channels. These channels allow us to reach consumers through affiliated corporate





Toshihiro Hatada built his business and his career running a car repair company called Okatetsu. But when he was first diagnosed with cancer in 1995, it wasn't a car or a tool that needed fixing; it was Mr. Hatada's health. Fortunately, his cancer was found at an early stage. Even so, treatment included major surgery and chemotherapy. He was equipped with an excellent set of "tools": a supportive wife and family, excellent medical care and Aflac cancer insurance. The policy provided cash benefits that helped Mr. Hatada and his family focus on his recovery, not financial concerns. Mr. Hatada has long since stopped smoking, and spends time encouraging others to do so. He also spends a great deal of his time visiting with his beautiful grandchildren (left). It is shocking for him to think that had he succumbed to this disease, he would not have had the chance to meet his grandchildren. Watching them grow up inspires him every day to remain healthy and active. As Okatetsu's chairman, he remains healthy and is grateful to be the "happiest man in the world." One way he shows his gratitude is by donating money to children fighting cancer.



agencies, independent corporate agencies, and individual agencies. In 2009, we recruited approximately 4,600 new sales agencies, an increase of 17.9% over 2008. We believe our recruiting has not only benefited from Japan's weak economy, but also from the strength of our brand and improved recruiting techniques. At the end of the year, Aflac Japan was represented by more than 19,600 sales agencies, which equated to more than 110,500 licensed sales associates employed by those agencies.

We also continued to reach consumers through our strategic marketing alliance with Dai-ichi Mutual Life. We believe this alliance has been one of the most successful partnerships in the insurance industry since it was first launched in 2001. In 2009, Dai-ichi Life sold more than 122,000 of our market-leading cancer policies.







Aflac Japan Sales Results

Benefiting from new products, expanded distribution and effective promotion, Aflac Japan surpassed its sales objective for the year.

	Policies and Riders In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Total Number of Agencies
2009	**29,934**	**¥1,200,437**	**¥122,345**	**19,635**
2008	29,020	1,161,662	114,692	18,882
2007	28,443	1,125,561	114,636	18,461
2006	27,334	1,083,127	117,455	18,432
2005	26,014	1,027,762	128,784	17,960
2004	24,477	961,895	122,525	16,410
2003	23,097	900,251	121,170	14,643
2002	21,867	834,424	108,320	12,056
2001	20,802	782,249	91,865	9,839
2000	19,674	740,445	99,755	8,938

*In thousands **In millions

Strong Aflac Brand + Fun Advertising = Marketing Phenomenon

One flip through Japanese television channels or a walk down a metropolitan Japanese city street is all it takes to confirm that product advertising for all industries is everywhere and perhaps, overwhelming. To cut through the advertising clutter, Aflac Japan leveraged its brand with a new twist on the popular Aflac Duck that consumers have flocked to over the last six years. To support the promotion of our newly revised EVER product in 2009, the Aflac Duck donned a cat costume in its latest commercials to become a unique new character – a maneki neko duck. The literal translation of *maneki neko* is "beckoning cat." With its paw raised to beckon good luck, it is a familiar icon throughout Asia.

To complement the commercials and enhance the reception by consumers, we created a truck with the maneki neko duck character on board that traveled from city to city throughout Japan. At one location in central Tokyo, more than 20,000 people showed up to see and touch the beckoning cat duck, hoping it would bring them good luck. Events like that have occurred across Japan, and the jingle in the television commercial has become the number one cell phone download in Japan. On Aflac Japan's Web site, fans can even customize the commercial jingle to send an original song to their friends and family. And from August through the end of the year more than 390,000 consumers have created their own maneki neko jingle. From the introduction of the maneki neko duck in August through the end of 2009, Aflac Japan distributed more than 1.5 million miniature stuffed maneki neko toy ducks. The success of the maneki neko duck campaign has surpassed our expectations and has become nothing short of an advertising phenomenon. More important, it drew great attention to our new EVER product, resulting in strong medical policy sales for the last five months of 2009.

Technology Enhances Administrative Efficiency

Technology has long been the essence of what is perhaps Aflac Japan's most significant competitive strength – administrative efficiency. Our maintenance expenses per policy in force remain lower than every other life insurance company operating in Japan, allowing us to give consumers quality products at affordable prices while compensating our sales force with competitive commissions. Throughout the years, we have undertaken many initiatives to improve our efficiency, including the development and promotion of Aflac Japan's electronic enrollment software and our net billing system. We will continue to prioritize and refine our efforts to operate efficiently and put our resources into making affordable products. We believe that the Aflac Contact Center plays a critical role in establishing and maintaining strong relationships with our customers, agencies and banks. We believe it is important to operate efficiently while providing high-quality service.

Disciplined Investment Process Yields Consistent Results

Insurance company investment portfolios were the subject of intense investor scrutiny in 2009, and Aflac's portfolio was no exception. However, throughout the year, we remained focused on an investment approach that we believed was most prudent for our policyholders and shareholders – purchasing investment assets that best match the liabilities of our insurance policies. We continue to believe that approach is the best course, and our insurance product needs will continue to drive the investment process. At the same time, we will continue to emphasize liquidity, safety, and quality when purchasing investments to help mitigate risk. Some Aflac Japan investment highlights for 2009 follow:

- **Investments and cash increased 4.0% to $64.2 billion at the end of 2009. In yen, investments and cash were up 5.2%.**
- **Net investment income increased 10.3% to $2.3 billion. In yen, net investment income was down .1%.**
- **The average yield on new investments was 3.03% in 2009, compared with 3.43% in 2008.**

Despite global credit downgrades from rating agencies, Aflac Japan's overall credit quality remained high. At the end of 2009, 93.4% of Aflac Japan's debt and perpetual securities were rated investment grade on an amortized cost basis.

When we combine honesty with caring service





$73.2
68.6
57.1
52.0
49.0
52.0
44.1
39.1
32.2
32.8
00
01
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07
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09

Total Investments and Cash

(In billions)

Aflac's total investments and cash benefited from improved market values and rose 6.8% to $73.2 billion in 2009.

Japan U.S.

Wingspan of the Future

As higher out-of-pocket medical expenses strain Japan's aging population, we expect Japanese citizens to continue to seek out the solutions and innovations Aflac products provide. As we design our initiatives for the future, we believe the competitive strengths that have driven Aflac Japan's success in 2009 will continue to benefit us in the future. We are optimistic we can extend the sales momentum into 2010 and remain convinced that Japan remains a large and attractive market for our products. To help us reach more potential customers in the Japanese market, we will continue to:

- Enhance our product line – *We will listen to consumers and our sales force to create innovative new products and revise current products to respond to the changing needs of Japanese consumers.*
- Promote our strong brand position – *We will capitalize on our market-leading status to connect with consumers in innovative and fun ways while distinguishing our products and emphasizing the attributes that led us to our number one position in terms of individual insurance policies in force.*
- Expand our reach – *We will focus on enhancing the productivity of our sales force, while also tapping into new channels to better reach new customers.*
- Enhance operational efficiency – *We will streamline our business processes to increase our core competitive advantage and provide convenience for policyholders and consumers, while leveraging new technology.*

we're working the Aflac way.





Aflac U.S.







Macy Stevens is one amazing young lady – a beautiful, smart, athletic, and well-rounded 11-year old girl from Omaha, Nebraska, who likes volleyball, watching movies, and peace signs. Macy's energy is as boundless as her love for her family, which is returned infinitely in every way from each member of her family, including sisters, **Sophie**, 6, and **Mia**, 2. A closer look at Macy and her family reveals a gratefulness for everyday – and some might say, mundane – activities, like volleyball tryouts, carpools, and simply going to school. That's because Macy was born with a heart condition that would require three open-heart surgeries before her second birthday. Her parents were also told a heart transplant would also be on the horizon one day. "One day" turned out to be December 2, 2008, at 5:53 a.m. – Macy's new birthday – when she received a heart transplant and a new opportunity for an active and healthy life. While the journey has been long and difficult, **Jordan** and **Karen Stevens**, Macy's parents, never once lost sight of their goal of health and happiness for their daughter and their family. The help and support they received from their large, close-knit family has made a huge difference, including Aflac sales agent **Ginny Daisley**, who was with them every step of the way. Macy's father said, "The financial benefits of the Aflac insurance policy have helped pay for so many necessary expenses. Peace of mind has returned to our home." Peace indeed has returned to the Stevens' home, along with a grateful heart.

Aflac U.S. Sales Results

	Total Policies and Certificates In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Licensed Sales Associates
2009	**11,688**	**$4,956**	**$1,453**	**75,315**
2008	11,437	4,789	1,551	74,390
2007	11,116	4,510	1,558	71,258
2006	10,519	4,101	1,423	68,394
2005	9,884	3,711	1,259	63,008
2004	9,341	3,374	1,186	58,992
2003	8,805	3,043	1,128	57,493
2002	8,077	2,674	1,070	53,149
2001	7,031	2,238	919	43,188
2000	6,119	1,861	712	37,509

*In thousands **In millions

Reflecting a challenging economy, Aflac U.S. total new annualized premium sales declined 6.4% in 2009, although annualized premiums in force increased 3.5% for the year.

Aflac U.S.: Strong Wings Navigate Financial Storm

We entered 2009 facing continued deterioration in the U.S. economy, and as a result, we expected the sales environment to be challenging. Clearly, the deep recession in 2009 impacted product demand for most business sectors. Aflac's U.S. business was not immune. Total new annualized premium sales for Aflac U.S. were $1.5 billion in 2009, or 6.4% lower than in 2008. However, despite the decline in sales, we continued to produce both top- and bottom-line growth. Some highlights for 2009 follow:

- **Premium income increased 4.0% to $4.4 billion, up from $4.3 billion in 2008.**
- **Total revenues were up 3.5% to $5.0 billion, increasing from $4.8 billion in 2008.**
- **Pretax operating earnings rose 4.1% to $776 million, compared with $745 million in 2008.**

Aflac Products: Proactive Coverage in a Reactive Environment

We knew it was important to maintain our focus on the fundamental aspects of our business model in 2009. While we understood why demand for our products was lower in this recessionary period, we remained convinced that the need for our products is just as strong, if not stronger, during an economic downturn. That's because the financial stress that often accompanies a major health event is magnified when finances are tight.

Understanding the economic situation that consumers faced, we adapted two of our most popular products to create Essentials Accident coverage, which we launched in April 2009, and Essentials Maximum Difference® cancer coverage, which was introduced in August 2009. These basic policies respond to household budget constraints by providing a basic level of coverage for their respective lines of business.

As we look ahead to product offerings in 2010, we will be introducing a revised life insurance portfolio that will allow consumers various customizable life insurance options to fit individual budgets. As always, we are also continually working on other product initiatives designed to reach consumers and offer protection to take them under Aflac's strong wing.

Aflac's Sales Force: Turning Challenges Into Opportunities

The weaker U.S. labor market presented an opportunity to enhance our recruiting efforts as fewer salaried positions became available. To that end, we recruited more than 28,400 new sales associates in 2009, an increase of 10.6% over 2008. At year-end 2009, Aflac U.S. was represented by more than 75,300 licensed sales associates, a 1.2% increase over 2008.


$16.6
14.9
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12.3
12.0
11.3
9.9
8.6
8.2
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03
04
05
06
07
08
09
Japan
U.S.

Premium Income
(In billions)

Benefiting from strong persistency in Japan and a stronger average yen/dollar exchange rate, premium income rose 11.2% in 2009.

The Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta provides a nurturing environment of peace, hope, and help for kids fighting cancer and blood disorders, as well as their families. At the state-of-the-art facilities, pediatric-trained staff provide a unique and comprehensive course of treatment – both clinically and emotionally – to help children and their families through their often difficult journeys. Recognized as one of the top childhood cancer centers in the country by *U.S. News & World Report*, the Aflac Cancer Center treats more than 370 new cancer patients each year and follows more than 2,500 patients with sickle cell disease, hemophilia and other blood disorders. Pictured, **Dr. William G. Woods**, Director of the Aflac Cancer Center, takes a few minutes to unwind with **Ethan Antemie**, **Brinley Thomas** and **Jay Franklin**, three of the courageous patients who count on the expert care and nurturing staff at the Aflac Cancer Center.



But as we have conveyed over the last several years, we have spent a significant amount of time and energy not just on recruiting, but also on improving the quality and effectiveness of our sales force. We believe our enhanced training programs have helped to improve our associates' productivity, especially newly recruited agents whose efforts best reflect our more recently developed training programs. We were encouraged that the number of new average weekly producers, or those who are in their first year, increased 6.2% for 2009. New annualized premium sales from new associates were down only .5% for the year. In addition, associates in their first year produced a 19.2% increase in new payroll account openings.

We have also been working on new ways to reach consumers. Historically, insurance brokers have been an underleveraged sales channel for Aflac. To advance our presence in the broker arena, we officially launched our broker initiative, Aflac for Brokers[SM], in January 2009. We are working to compete for broker business with quality value-added services, competitive compensation, and streamlined and relevant products.

We believe our acquisition of Continental American Insurance Company in October 2009 will play a significant role in the product area as we pursue our broker initiative. Now branded as Aflac Group Insurance, this acquisition equips Aflac with a platform for offering attractive voluntary group insurance products that are well-suited for distribution by insurance brokers at the worksite. Expanding our product portfolio with group products also greatly enhances the sales opportunities for our traditional sales force of individual associates.

The Aflac Duck Celebrates a Decade of Promoting the Aflac Brand

As we ended 2009, we wished the Aflac Duck a happy 10th birthday. Since he arrived on the scene on New Year's Eve 1999, the Aflac Duck has appeared in 49 commercials that have taken him places no duck has previously gone. And he shows no signs of slowing down in promoting the protection Aflac products can provide. Having reached 94% name recognition in the United States, the Aflac Duck is now helping employers and consumers better understand just what we do and how we can help. To help better reach consumers, the Aflac Duck has even kept pace with the latest

Treat everyone with respect and care.



technology by checking in frequently with his global network of fans on his own Facebook Internet "webbed" page.

In 2009, we leveraged cost-effective media to increase awareness of our brand via television, radio, print, and online advertising. We believe the increase we've seen in new payroll accounts suggests our message about how we can help consumers and employers alike is getting through, even in this challenging environment. Our television commercials were played approximately 6,500 times throughout 2009, and we ran more than 3,400 Aflac Trivia features during various sports and news programming.

Building on Aflac's successful 2007 entry into NASCAR, Aflac completed its first full-season multiyear primary sponsorship of Roush Fenway Racing driver Carl Edwards. Through this sponsorship, we will continue to reach business decision-makers and the large and loyal NASCAR fan base to grow our business. We also sponsored the nation's premier high school baseball game – the seventh annual Aflac All-American High School Baseball Game. Proceeds from this event are donated to children's hospitals and other pediatric cancer research organizations. And we entered into a multiyear title sponsorship of Aflac Iron Girl events. Aflac Iron Girl's mission is to empower women of all ages to lead healthy and active lifestyles, which fits perfectly with Aflac's interest in health and wellness.

Aflac Cancer Center: Wings That Nurture and Protect Kids Fighting Cancer

Since 1995, the combined Aflac family has given more than $50 million to the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta – a national leader among childhood cancer, hematology, and blood and marrow transplant programs that serves infants through young adults. Partnering with the Aflac Cancer Center has drawn in every level of the Aflac family from our sales force to employees, managers, officers, and board of directors – it has become a part of our culture. Recognized as one of the top childhood cancer centers in the country by *U.S. News & World Report*, the Aflac Cancer Center treats more than 370 new cancer patients each year and follows more than 2,500 patients with sickle cell disease, hemophilia, and other blood disorders. The Aflac Cancer Center features three hospital campuses with doctors and researchers who coordinate with child life specialists, social workers, chaplains, teachers, psychologists, and financial coordinators to treat and support patients in all aspects of life.

Employing Emerging Technology Means Efficiency, Effectiveness, and Excellence

We continually adopt cutting-edge technology solutions to streamline transaction processing for policyholders and sales associates alike. For the last 16 years, our proprietary, laptop-based enrollment system has improved our ability to process sales. Our current version, SmartApp Next Generation® (SNG), helps further streamline the enrollment process. SNG enabled Aflac to process approximately 67% of policy applications in 2009 without any human intervention. In 2009, 91% of our applications for coverage were electronically submitted using SNG and other Internet-based programs. We have expanded SNG so that many of the functions that previously could only be accessed via computer can now be accessed through many other portable devices.

We have also employed technologies that improve internal processing and efficiency, and provide consumers with greater choice and convenience. At year-end, more than 178,300 accounts, or approximately 40% of our total accounts, were registered with our Online Billing system to reconcile their invoices and submit policy service requests, compared with 30% at the end of 2008 and 23% in 2007. In fact, more than 80% of all new accounts are set up with Online Billing from day one, resulting in more efficient and accurate billing, reconciliation, and service to our payroll accounts.

In July 2009, we introduced Success Trax, which is a tool that benefits all levels of our sales force. At the sales associate level, this technology helps streamline information about their contacts, presentations, sales, referrals, and enrollments. At the sales coordinator level, it allows sales management to track the activities, progress, strengths, and weaknesses of those who report to them so they may proactively coach agents on their team and address any emerging issues or need for improvement.



$11.3
10.5
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8.9
8.5
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05
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09

Benefits and Claims
(In billions)

Aflac paid or provided for $11.3 billion in benefits for policyholders in 2009.

Japan U.S.

Founded in 1946 and headquartered in Plainview, New York, **Alure Home Improvements** started out as a small company that specialized in selling and hanging wallpaper. When satisfied customers started asking for referrals for other home improvement needs, the company expanded their capabilities rather than sending business away. Over the last six decades, Alure's adaptability and stellar reputation as one of the country's top home remodelers has contributed to its growth and ability to weather various economic cycles. One of the ways the company has achieved success is by recruiting the right people. **Carl Hyman** (right), chairman of Alure, and **Seth Selesnow**, (left), director of Marketing, know how important it is to bring in the right people and to create positive culture of caring. One way they attract and help retain employees is by offering the option to purchase Aflac policies, which they have done since 2002. Alure has completed seven renovations for ABC's hit show "Extreme Makeover: Home Edition," received *Forbes* magazine's "Enterprise" award, and was honored as a "Market Leader" by *Professional Remodeler* magazine, just to name a few accolades. But their favorite kind of recognition comes in the way of satisfied employees and customers!

Aflac U.S. Investment Strategy: Prudent and Effective

In light of the turmoil and uncertainty in global financial markets, and the resulting investor concerns about insurance companies' balance sheets, we believe our investment approach proved once again to be prudent and effective. Corporate debt securities again accounted for the majority of our U.S. investments in 2009. Based on amortized cost, 90.4% of our holdings were investment grade at the end of 2009. Some investing highlights from 2009 include:

- **Investments and cash were $8.4 billion at the end of 2009, up 30.8% from 2008, reflecting higher market values of the securities we own.**
- **Net investment income declined 1.1%, from $505 million in 2008 to $499 million in 2009.**
- **The average yield on new investments was 7.26% in 2009, down from 7.60% in 2008.**

Outlook for Aflac U.S. – Great Opportunity to Spread Our Wings

Even though we have experienced great growth over many years, we are convinced the United States is still a vast market with incredible potential to sell the protection products we offer. Our more than 443,200 payroll accounts represent just 7.4% of the approximately six million small businesses in the United States. That equates to tens of millions of consumers who can benefit from our affordable insurance protection, and we're working hard to connect with them. To capitalize on the opportunities we see in the U.S. market, we will:

- **Adapt our product line** – *We will stay close to consumer needs and offer customized solutions with innovative and affordable products that provide value with benefits that meet those needs.*
- **Empower and develop our sales distribution system** – *We will focus on continued growth, training, support, motivation and leadership of our sales force to extend our reach to more customers.*
- **Clarify our brand message to connect with potential customers** – *We will nurture, create and re-establish connections with employers and their employees by conveying who Aflac is and how our products work through an effective and efficient marketing campaign.*
- **Improve efficiency, mobility and ultimately productivity through cutting-edge technology** – *We will continue to adapt and upgrade new technology to improve the services we offer our customers and the flexibility we give sales associates while at the same time controlling operating expenses.*



Selected Financial Data

For the Year (In millions, except for share and per-share amounts)		2009	2008	2007	2006
Revenues:					
Premiums, principally supplemental health insurance		**$ 16,621**	$ 14,947	$ 12,973	$ 12,314
Net investment income		**2,765**	2,578	2,333	2,171
Realized investment gains (losses)		**(1,212)**	(1,007)	28	79
Other income		**80**	36	59	52
Total revenues		**18,254**	16,554	15,393	14,616
Benefits and expenses:					
Benefits and claims		**11,308**	10,499	9,285	9,016
Expenses		**4,711**	4,141	3,609	3,336
Total benefits and expenses		**16,019**	14,640	12,894	12,352
Pretax earnings		**2,235**	1,914	2,499	2,264
Income taxes		**738**	660	865	781
Net earnings		**$ 1,497**	$ 1,254	$ 1,634	$ 1,483
Per-Share and Share Amounts					
Net earnings (basic)		**$ 3.21**	$ 2.65	$ 3.35	$ 2.99
Net earnings (diluted)		**3.19**	2.62	3.31	2.95
Items impacting net earnings per diluted share, net of tax:					
Realized investment gains (losses)		**$ (1.67)**	$ (1.37)	$ .04	$ .10
Impact from ASC 815		**(.01)**	–	–	–
Nonrecurring items		**.02**	–	–	–
Foreign currency translation*		**.26**	.23	(.02)	(.08)
Cash dividends paid		**$ 1.12**	$ .96	$ .80	$ .55
Shareholders' equity		**17.96**	14.23	18.08	16.93
Common shares used to calculate basic EPS (In thousands)		**466,552**	473,405	487,869	495,614
Common shares used to calculate diluted EPS (In thousands)		**469,063**	478,815	493,971	501,827
At Year-end					
Assets:					
Investments and cash		**$ 73,192**	$ 68,550	$ 57,056	$ 51,972
Other		**10,914**	10,781	8,749	7,833
Total assets		**$ 84,106**	$ 79,331	$ 65,805	$ 59,805
Liabilities and shareholders' equity:					
Policy liabilities		**$ 69,245**	$ 66,219	$ 50,676	$ 45,440
Notes payable		**2,599**	1,721	1,465	1,426
Income taxes		**1,653**	1,201	2,531	2,462
Other liabilities		**2,192**	3,551	2,338	2,136
Shareholders' equity		**8,417**	6,639	8,795	8,341
Total liabilities and shareholders' equity		**$ 84,106**	$ 79,331	$ 65,805	$ 59,805
Supplemental Data					
Stock price range:	High	**$ 47.75**	$ 68.81	$ 63.91	$ 49.40
	Low	**10.83**	29.68	45.18	41.63
	Close	**46.25**	45.84	62.63	46.00
Yen/dollar exchange rate at year-end		**¥ 92.10**	¥ 91.03	¥ 114.15	¥ 119.11
Weighted-average yen/dollar exchange rate for the year		**93.49**	103.46	117.93	116.31

*Translation effect on Aflac Japan's results and Parent Company yen-denominated interest expense
Amounts in 2001 through 2004 have been adjusted for adoption of SFAS 123R on January 1, 2005.

2005	2004	2003	2002	2001	2000	1999
$ 11,990	$ 11,302	$ 9,921	$ 8,595	$ 8,061	$ 8,222	$ 7,264
2,071	1,957	1,787	1,614	1,550	1,550	1,369
262	(12)	(301)	(14)	(31)	(102)	(13)
40	34	40	62	18	33	20
14,363	13,281	11,447	10,257	9,598	9,703	8,640
8,890	8,482	7,529	6,589	6,303	6,601	5,885
3,247	3,026	2,720	2,445	2,248	2,090	1,977
12,137	11,508	10,249	9,034	8,551	8,691	7,862
2,226	1,773	1,198	1,223	1,047	1,012	778
743	507	430	438	393	325	207
$ 1,483	$ 1,266	$ 768	$ 785	$ 654	$ 687	$ 571
$ 2.96	$ 2.49	$ 1.50	$ 1.52	$ 1.25	$ 1.30	$ 1.07
2.92	2.45	1.47	1.49	1.22	1.26	1.04
$ .33	$ (.01)	$ (.37)	$ (.03)	$ (.06)	$ (.12)	$ (.01)
(.02)	(.03)	–	.07	–	–	–
.07	.26	–	(.05)	–	.18	.05
(.02)	.08	.06	(.02)	(.07)	.02	.06
$ .44	$ .38	$ .30	$ .23	$ .193	$ .167	$ .147
15.89	15.04	13.04	12.43	10.40	8.87	7.28
500,939	507,333	513,220	517,541	525,098	530,607	531,737
507,704	516,421	522,138	528,326	537,383	544,906	550,845
$ 48,989	$ 51,955	$ 44,050	$ 39,147	$ 32,792	$ 32,167	$ 32,024
7,372	7,371	6,914	5,911	5,068	5,064	5,017
$ 56,361	$ 59,326	$ 50,964	$ 45,058	$ 37,860	$ 37,231	$ 37,041
$ 42,329	$ 43,556	$ 39,240	$ 32,726	$ 27,592	$ 28,565	$ 29,604
1,395	1,429	1,409	1,312	1,207	1,079	1,018
2,577	2,445	2,187	2,362	2,090	1,894	1,511
2,133	4,320	1,480	2,262	1,545	999	1,040
7,927	7,576	6,648	6,396	5,426	4,694	3,868
$ 56,361	$ 59,326	$ 50,964	$ 45,058	$ 37,860	$ 37,231	$ 37,041
$ 49.65	$ 42.60	$ 36.91	$ 33.45	$ 36.10	$ 37.47	$ 28.38
35.50	33.85	28.00	23.10	23.00	16.78	19.50
46.42	39.84	36.18	30.12	24.56	36.10	23.60
¥ 118.07	¥ 104.21	¥ 107.13	¥ 119.90	¥ 131.95	¥ 114.75	¥ 102.40
109.88	108.26	115.95	125.15	121.54	107.83	113.96

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by Company officials in communications with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," "will," "assumes," "potential," "target" or similar words as well as specific projections of future results, generally qualify as forward-looking. Aflac undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time, could cause actual results to differ materially from those contemplated by the forward-looking statements:

- difficult conditions in global capital markets and the economy
- governmental actions for the purpose of stabilizing the financial markets
- defaults and downgrades in certain securities in our investment portfolio
- impairment of financial institutions
- credit and other risks associated with Aflac's investment in perpetual securities
- differing judgments applied to investment valuations
- subjective determinations of amount of impairments taken on our investments
- limited availability of acceptable yen-denominated investments
- concentration of our investments in any particular sector
- concentration of business in Japan
- ongoing changes in our industry
- exposure to significant financial and capital markets risk
- fluctuations in foreign currency exchange rates
- significant changes in investment yield rates
- deviations in actual experience from pricing and reserving assumptions
- subsidiaries' ability to pay dividends to the Parent Company
- changes in law or regulation by governmental authorities
- ability to attract and retain qualified sales associates and employees
- decreases in our financial strength or debt ratings
- ability to continue to develop and implement improvements in information technology systems
- changes in U.S. and/or Japanese accounting standards
- failure to comply with restrictions on patient privacy and information security
- level and outcome of litigation
- ability to effectively manage key executive succession
- catastrophic events
- failure of internal controls or corporate governance policies and procedures

MD&A OVERVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of Aflac Incorporated and its subsidiaries for the three-year period ended December 31, 2009. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes. This MD&A is divided into the following sections:

- Our Business
- 2009 Performance Highlights
- Critical Accounting Estimates
- Results of Operations, consolidated and by segment
- Analysis of Financial Condition, including discussion of market risks of financial instruments
- Capital Resources and Liquidity, including discussion of availability of capital and the sources and uses of cash

OUR BUSINESS

Aflac Incorporated (the Parent Company) and its subsidiaries (collectively, the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance

Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Additionally, Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC). Most of Aflac's policies are individually underwritten and marketed through independent agents. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

During the fourth quarter of 2009, the Parent Company closed its $100 million purchase of Continental American Insurance Group, Inc. (CAIG), which includes its wholly owned subsidiary CAIC. Subsequent to the closing, CAIG merged into Continental American Group, LLC, a limited liability company wholly owned by CAIC. As a result of the merger, CAIC became directly wholly owned by the Parent Company. CAIC is headquartered in Columbia, South Carolina, and equips Aflac U.S. with a platform for offering attractive voluntary group insurance products that are well-suited for distribution by insurance brokers at the worksite. The purchase business combination resulted in the recognition of $97 million of net assets at fair value. An immaterial amount of intangible assets, including goodwill, was recognized as part of the business combination.

2009 PERFORMANCE HIGHLIGHTS

Results for 2009 benefited from the stronger yen. Total revenues rose 10.3% to $18.3 billion, compared with $16.6 billion a year ago. Net earnings were $1.5 billion, or $3.19 per diluted share, compared with $1.3 billion, or $2.62 per share, in 2008.

We experienced net realized investment losses of $1.2 billion in 2009, which included the recognition of other-than-temporary impairments of $1.4 billion. During 2009, we had a $1.0 billion decrease in gross unrealized losses on our available-for-sale debt and perpetual securities due to the recognition of impairment losses and improved fair values for many categories of investment securities.

In 2009, we borrowed a total of $1.4 billion, consisting of $1.3 billion in dollar-denominated senior notes raised through U.S. public debt offerings and loans totaling ¥15 billion. We used $450 million of this capital to redeem our senior notes that were due in 2009, and we plan to use some of this capital to redeem our yen-denominated Samurai notes due July 2010, a liability of $428 million using the December 31, 2009 exchange rate. We have suspended stock repurchase activity in the open market. The raising of capital and suspension of stock repurchase activity have had a favorable impact on our capital position.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). References to GAAP issued by the FASB in this MD&A are to the FASB Accounting Standards Codification™ (ASC). The preparation of financial statements in conformity with GAAP requires us to make estimates based on currently available information when recording transactions resulting from business operations. The estimates that we deem to be most critical to an understanding of Aflac's results of operations and financial condition are those related to the valuation of investments, deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, and income taxes. The preparation and evaluation of these critical accounting estimates involve the use of various assumptions developed from management's analyses and judgments. The application of these critical accounting estimates determines the values at which 94% of our assets and 88% of our liabilities are reported as of December 31, 2009, and thus has a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could produce significantly different results.

Investments

Aflac's investments in debt, perpetual and equity securities include both publicly issued and privately issued securities. For privately issued securities, we receive pricing data from external sources that take into account each security's credit quality and liquidity characteristics. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with applicable accounting guidance. The identification of distressed investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors, including but not limited to:

- issuer financial condition, including profitability and cash flows
- credit status of the issuer
- the issuer's specific and general competitive environment
- published reports
- general economic environment
- regulatory, legislative and political environment
- the severity of the decline in fair value
- the length of time the fair value is below cost
- our intent, need, or both to sell the security prior to its anticipated recovery in value
- other factors as may become available from time to time

See Notes 1, 3 and 4 of the Notes to the Consolidated Financial Statements for additional information.

Deferred Policy Acquisition Costs and Policy Liabilities

Aflac's products are generally long-duration fixed-benefit indemnity contracts. We make estimates of certain factors that affect the profitability of our business to match expected policy benefits and deferrable acquisition costs with expected policy premiums. These assumptions include persistency, morbidity, mortality, investment yields and expenses. If actual results match the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits will emerge as a level percentage of earned premiums. However, because actual results will vary from the assumptions, profits as a percentage of earned premiums will vary from year to year.

We measure the adequacy of our policy reserves and recoverability of deferred policy acquisition costs (DAC) annually by performing gross premium valuations on our business. Our testing indicates that our insurance liabilities are adequate and that our DAC is recoverable.

Deferred Policy Acquisition Costs

Certain costs of acquiring new business are deferred and amortized over the policy's premium payment period in proportion to anticipated premium income. Future amortization of DAC is based upon our estimates of persistency, interest and future premium revenue generally established at the time of policy issuance. However, the unamortized balance of DAC reflects actual persistency.

As presented in the table at the top of the page, the ratio of unamortized DAC to annualized premiums in force increased slightly for Aflac U.S. in 2009 and 2008, compared with prior years. This increase was primarily driven by the introduction of an accelerated commission payment option for new associates and the refinement of our first-year commission deferrals on certain products. The ratio of unamortized DAC to annualized premiums in force has shown a slight upward trend for Aflac Japan for the last three years. This trend is a result of a greater proportion of our annualized premiums being under the alternative commission schedule, which pays a higher commission on first-year premiums and lower commissions on renewal premiums. This schedule is very popular with our new agents as it helps them with cash flow for personal and business needs as they build their business. While this has resulted in a higher unamortized DAC balance, the overall cost to the Company has been reduced.

Deferred Policy Acquisition Cost Ratios

	Aflac Japan			Aflac U.S.		
(In millions)	**2009**	2008	2007	**2009**	2008	2007
Deferred policy acquisition costs	**$ 5,846**	$ 5,644	$ 4,269	**$ 2,687**	$ 2,593	$ 2,385
Annualized premiums in force	**13,034**	12,761	9,860	**4,956**	4,789	4,510
Deferred policy acquisition costs as a percentage of annualized premiums in force	**44.9%**	44.2%	43.3%	**54.2%**	54.1%	52.9%

Policy Liabilities

The following table provides details of policy liabilities by segment and in total as of December 31.

Policy Liabilities

(In millions)	**2009**	2008
U.S. segment:		
Future policy benefits	**$ 5,779**	$ 5,442
Unpaid policy claims	**1,023**	933
Other policy liabilities	**385**	375
Total U.S. policy liabilities	**$ 7,187**	$ 6,750
Japan segment:		
Future policy benefits	**$ 55,720**	$ 53,866
Unpaid policy claims	**2,246**	2,184
Other policy liabilities	**4,089**	3,416
Total Japan policy liabilities	**$ 62,055**	$ 59,466
Consolidated:		
Future policy benefits	**$ 61,501**	$ 59,310
Unpaid policy claims	**3,270**	3,118
Other policy liabilities	**4,474**	3,791
Total consolidated policy liabilities	**$ 69,245**	$ 66,219

Our policy liabilities, which are determined in accordance with applicable guidelines as defined under GAAP and Actuarial Standards of Practice, include two primary components: future policy benefits and unpaid policy claims, which accounted for 89% and 5% of total policy liabilities as of December 31, 2009, respectively.

Future policy benefits provide for claims that will occur in the future and are generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest. These assumptions are generally established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience.

Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on a non-discounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. We update the assumptions underlying the estimate of unpaid policy claims regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

Our insurance products provide fixed-benefit amounts per occurrence that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Claims incurred under Aflac's policies are generally reported and paid in a relatively short time frame. The unpaid claims liability is sensitive to morbidity assumptions, in particular, severity and frequency of claims. Severity is the ultimate size of a claim, and frequency is the number of claims incurred. Our claims experience is primarily related to the demographics of our policyholders.

As a part of our established financial reporting and accounting practices and controls, we perform actuarial reviews of our policyholder liabilities on an ongoing basis and reflect the results of those reviews in our results of operations and financial condition as required by GAAP.

In computing the estimate of unpaid policy claims, we consider many factors, including the benefits and amounts available under the policy; the volume and demographics of the policies exposed to claims; and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period; however, fluctuations in claim levels may occur. In calculating the unpaid policy claim liability, we do not calculate a range of estimates. The table at the top of the page shows the expected sensitivity of the unpaid policy claims liability as of December 31, 2009, to changes in severity and frequency of claims. For the years 2007 through 2009, our assumptions changed on average by approximately 1% in total, and we believe that a variation in assumptions in a range of plus or minus 1% in total is reasonably likely to occur.

Sensitivity of Unpaid Policy Claims Liability

(In millions)	Total Severity				
Total Frequency	**Decrease by 2%**	**Decrease by 1%**	**Unchanged**	**Increase by 1%**	**Increase by 2%**
Increase by 2%	$ –	$ 22	$ 44	$ 66	$ 88
Increase by 1%	(21)	–	22	44	66
Unchanged	(43)	(22)	–	22	44
Decrease by 1%	(64)	(43)	(22)	–	22
Decrease by 2%	(85)	(64)	(43)	(21)	–

The table below reflects the growth of future policy benefits liability for the years ended December 31.

Future Policy Benefits

(In millions of dollars and billions of yen)	**2009**	2008	2007
Aflac U.S.	**$ 5,779**	$ 5,442	$ 4,958
Growth rate	**6.2%**	9.8%	12.9%
Aflac Japan	**$ 55,720**	$ 53,866	$ 40,715
Growth rate	**3.4%**	32.3%	11.7%
Consolidated	**$ 61,501**	$ 59,310	$ 45,675
Growth rate	**3.7%**	29.9%	11.8%
Yen/dollar exchange rate (end of period)	**92.10**	91.03	114.15
Aflac Japan	**¥ 5,132**	¥ 4,903	¥ 4,648
Growth rate	**4.7%**	5.5%	7.1%

The growth of the future policy benefits liability in dollars has been primarily due to the aging of our in-force block of business and the addition of new business in Japan. This growth in dollars was offset in 2009 by the weakening of the yen against the U.S. dollar, however it was enhanced by the strengthening of the yen against the U.S. dollar in 2008 and 2007.

Income Taxes

Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse. The evaluation of a tax position in accordance with GAAP is a two-step process. Under the first step, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination by taxing authorities. The second step is measurement, whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

See Note 8 of the Notes to the Consolidated Financial Statements for additional information.

New Accounting Pronouncements

During the last three years, various accounting standard-setting bodies have been active in soliciting comments and issuing statements, interpretations and exposure drafts. For information on new accounting pronouncements and the impact, if any, on our financial position or results of operations, see Note 1 of the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table is a presentation of items impacting net earnings and net earnings per diluted share for the years ended December 31.

Items Impacting Net Earnings

	In Millions			Per Diluted Share		
	2009	2008	2007	**2009**	2008	2007
Net earnings	**$1,497**	$1,254	$1,634	**$3.19**	$2.62	$3.31
Items impacting net earnings, net of tax:						
Realized investment gains (losses)	**(788)**	(655)	19	**(1.67)**	(1.37)	.04
Impact from ASC 815	**(3)**	(3)	2	**(.01)**	–	–
Gain on extinguishment of debt	**11**	–	–	**.02**	–	–

Realized Investment Gains and Losses

Our investment strategy is to invest in investment-grade fixed-income securities to provide a reliable stream of investment income, which is one of the drivers of the Company's profitability. This investment strategy aligns our assets with our liability structure, which our assets support. We do not purchase securities with the intent of generating capital gains or losses. However, investment gains and losses may be realized as a result of changes in the financial markets and the creditworthiness of specific issuers, tax planning strategies, and/or general portfolio maintenance and rebalancing. The realization of investment gains and losses is independent of the underwriting and administration of our insurance products, which are the principal drivers of our profitability.

In 2009, we realized pretax investment losses of $1,361 million ($884 million after-tax) as a result of the recognition of other-than-temporary impairment losses. We realized pretax investment losses of $101 million ($66 million after-tax) from the exchange of two of our Lloyd's Banking Group plc perpetual security investments. We exchanged our investment in Lloyds TSB Bank plc yen-denominated, Upper Tier II perpetual securities into yen-denominated, Lower Tier II fixed-maturity securities. We also exchanged our holdings of Bank of Scotland plc yen-denominated, Upper Tier II perpetual securities into yen-denominated, Lower Tier II fixed-maturity securities. The losses were partially offset by pretax investment gains of $250 million ($162 million after-tax) that were generated primarily from a bond-swap program that took advantage of tax loss carryforwards.

In 2008, we realized pretax investment losses of $753 million ($489 million after-tax) as a result of the recognition of other-than-temporary impairment losses. We realized pretax investment losses, net of gains, of $254 million ($166 million after-tax) from securities sold or redeemed in the normal course of business.

In 2007, we realized pretax investment losses of $23 million ($15 million after-tax) as a result of the recognition of other-than-temporary impairment losses. We realized pretax investment gains, net of losses, of $51 million ($34 million after-tax) from securities sold or redeemed in the normal course of business.

The following table details our pretax impairment losses by category for the years ended December 31.

(In millions)	**2009**	2008	2007
Perpetual securities	**$ 729**	$ 379	$ –
Corporate bonds	**458**	160	20
Collateralized debt obligations	**148**	213	–
Collateralized mortgage obligations	**24**	–	2
Equity securities	**2**	1	1
Total other-than-temporary impairments	**$ 1,361**	$ 753	$ 23

For additional information regarding realized investment gains and losses, please see Notes 1, 3 and 4 of the Notes to the Consolidated Financial Statements.

Impact from ASC 815 (formerly SFAS 133)

We had cross-currency interest rate swap agreements that economically converted our dollar-denominated senior notes, which matured in April 2009, into a yen-denominated obligation. Until April 2009, we designated the foreign currency component of these cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. The effect of issuing fixed-rate, dollar-denominated debt and swapping it into fixed-rate, yen-denominated debt had the same economic impact on Aflac as if we had issued yen-denominated debt of a like amount. However, the accounting treatment for cross-currency swaps is different from issuing yen-denominated

Samurai and Uridashi notes. ASC 815, "Derivatives and Hedging," requires that the change in the fair value of the interest rate component of the cross-currency swaps, which does not qualify for hedge accounting, be reflected in net earnings. This change in fair value was determined by relative dollar and yen interest rates and had no cash impact on our results of operations. At maturity, the fair value equaled initial contract fair value, and the cumulative impact of gains and losses from the changes in fair value of the interest component was zero. We demonstrated the ability and intent to retain the cross-currency swaps until they expired in April 2009. The impact from ASC 815 includes the change in fair value of the interest rate component of the cross-currency swaps, which did not qualify for hedge accounting, and is included in other income.

We have issued yen-denominated Samurai and Uridashi notes and have entered into two yen-denominated loans. We have designated these notes and loans as a hedge of our investment in Aflac Japan. If the value of these yen-denominated notes exceeds our investment in Aflac Japan, we would be required to recognize the foreign currency effect on the excess in net earnings (other income). The foreign currency gain or loss on the excess liabilities would be included in the impact from ASC 815. When we made our hedge designations at the beginning of the second quarter of 2009, the notional amount of our yen-denominated liabilities exceeded our yen net asset position in Aflac Japan. Therefore, we de-designated this excess portion of our yen-denominated liabilities from our net investment hedge. An immaterial loss was recorded in net earnings (other income) and included in the impact from ASC 815 during the quarter ended June 30, 2009, as a result of the negative foreign currency effect on the portion of our yen-denominated liabilities that was not designated as a hedge of our investment in Aflac Japan. When we reassessed our hedge designations at the beginning of the third and fourth quarters of 2009, our yen net asset position in Aflac Japan exceeded our total yen-denominated liabilities; therefore, all of these liabilities were designated as a hedge of our net investment in Aflac Japan, resulting in no impact on net earnings during the third and fourth quarters of 2009. Our net investment hedge was effective during the years ended December 31, 2008, and 2007; therefore, there was no impact on net earnings during those periods.

We have interest rate swap agreements related to the ¥20 billion variable interest rate Uridashi notes and have designated the swap agreements as a hedge of the variability of the debt cash flows. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes, and the swaps had no value at inception. GAAP requires that the change in the fair value of the swap contracts be recorded in other comprehensive income so long as the hedge is deemed effective. Any ineffectiveness would be recognized in net earnings (other income) and would be included in the impact from ASC 815. These hedges were effective during the three-year period ended December 31, 2009; therefore, there was no impact on net earnings. See Notes 1, 4 and 7 of the Notes to the Consolidated Financial Statements for additional information.

Debt Extinguishment

During the first six months of 2009, we extinguished portions of our yen-denominated Uridashi and Samurai debt by buying the notes on the open market. We realized a total gain from extinguishment of debt of ¥1.6 billion, or $17 million ($11 million after-tax), which we included in other income. We did not extinguish any debt during the second half of 2009.

Foreign Currency Translation

Aflac Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities. These and other yen-denominated financial statement items are translated into dollars for financial reporting purposes. We translate Aflac Japan's yen-denominated income statement into dollars using an average exchange rate for the reporting period, and we translate its yen-denominated balance sheet using the exchange rate at the end of the period. However, it is important to distinguish between translating and converting foreign currency. Except for a limited number of transactions, we do not actually convert yen into dollars.

Due to the size of Aflac Japan, where our functional currency is the Japanese yen, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In periods when the yen weakens, translating yen into dollars results in fewer dollars being reported. When the yen strengthens, translating yen into dollars results in more dollars being reported. Consequently, yen weakening has the effect of suppressing current year results in relation to the prior year, while yen strengthening has the effect of magnifying current year results in relation to the prior year. As a result, we view foreign currency translation as a financial reporting issue for Aflac and not an economic event to our Company or shareholders. Because changes in exchange rates distort the growth rates of our operations, management evaluates Aflac's financial performance excluding the impact of foreign currency translation.

Income Taxes

Our combined U.S. and Japanese effective income tax rate on pretax earnings was 33.0% in 2009, 34.5% in 2008 and 34.6% in 2007. The effective tax rate declined in 2009 due primarily to the settlement of an examination by the Internal Revenue Service that reduced the ASC 740 tax liability by $24 million. Total income taxes were $738 million in 2009, compared with $660 million in 2008 and $865 million in 2007. Japanese income taxes on Aflac Japan's results account for most of our consolidated income tax expense. See Note 8 of the Notes to the Consolidated Financial Statements for additional information.

Earnings Guidance

We communicate earnings guidance in this report based on the growth in net earnings per diluted share. However, certain items that cannot be predicted or that are outside of management's control may have a significant impact on actual results. Therefore, our comparison of net earnings includes certain assumptions to reflect the limitations that are inherent in projections of net earnings. In comparing period-over-period results, we exclude the effect of realized investment gains and losses, the impact from ASC 815 and nonrecurring items. We also assume no impact from foreign currency translation on the Aflac Japan segment and the Parent Company's yen-denominated interest expense for a given year in relation to the prior year.

Subject to the preceding assumptions, our objective for 2009 was to increase net earnings per diluted share by 13% to 15% over 2008. We reported 2009 net earnings per diluted share of $3.19. Adjusting that number for realized investment losses ($1.67 per diluted share), the impact from ASC 815 (a loss of $.01 per diluted share), gain on extinguishment of debt ($.02 per diluted share), and foreign currency translation (a gain of $.26 per diluted share), we met our objective for the year.

Our objective for 2010 is to increase net earnings per diluted share by 9% to 12% over 2009, on the basis described above. If we achieve this objective, the following table shows the likely results for 2010 net earnings per diluted share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

2010 Net Earnings Per Share (EPS) Scenarios*

Weighted-Average Yen/Dollar Exchange Rate	Net Earnings Per Diluted Share	% Growth Over 2009	Yen Impact on EPS
85.00	$ 5.61 - 5.76	15.7 - 18.8%	$ .33
90.00	5.41 - 5.56	11.5 - 14.6	.13
93.49**	5.29 - 5.43	9.1 - 12.0	–
95.00	5.24 - 5.38	8.0 - 10.9	(.05)
100.00	5.08 - 5.22	4.7 - 7.6	(.21)

*Excludes realized investment gains/losses, impact from ASC 815 and nonrecurring items in 2010 and 2009
**Actual 2009 weighted-average exchange rate

INSURANCE OPERATIONS

Aflac's insurance business consists of two segments: Aflac Japan and Aflac U.S. Aflac Japan, which operates as a branch of Aflac, is the principal contributor to consolidated earnings. GAAP financial reporting requires that a company report financial and descriptive information about operating segments in its annual financial statements. Furthermore, we are required to report a measure of segment profit or loss, certain revenue and expense items, and segment assets.

We measure and evaluate our insurance segments' financial performance using operating earnings on a pretax basis. We define segment operating earnings as the profits we derive from our operations before realized investment gains and losses, the impact from ASC 815, and nonrecurring items. We believe that an analysis of segment pretax operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business. Furthermore, because a significant portion of our business is conducted in Japan, we believe it is equally important to understand the impact of translating Japanese yen into U.S. dollars.

We evaluate our sales efforts using new annualized premium sales, an industry operating measure. Total new annualized premium sales, which include new sales and the incremental increase in premiums due to conversions, represent the premiums that we would collect over a 12-month period, assuming the policies remain in force. For Aflac Japan, total new annualized premium sales are determined by applications submitted during the reporting period. For Aflac U.S., total new annualized premium sales are determined by applications that are accepted during the reporting period. Premium income, or earned premiums, is a financial performance measure that reflects collected or due premiums that have been earned ratably on policies in force during the reporting period.

AFLAC JAPAN SEGMENT

Aflac Japan Pretax Operating Earnings

Changes in Aflac Japan's pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The table at the top of the following page presents a summary of operating results for Aflac Japan for the years ended December 31.

Aflac Japan Summary of Operating Results

(In millions)	**2009**	2008	2007
Premium income	**$12,178**	$ 10,674	$ 9,037
Net investment income:			
Yen-denominated investment income	**1,510**	1,312	1,102
Dollar-denominated investment income	**755**	741	699
Net investment income	**2,265**	2,053	1,801
Other income	**43**	15	27
Total operating revenues	**14,486**	12,742	10,865
Benefits and claims	**8,746**	7,972	6,935
Operating expenses:			
Amortization of deferred policy acquisition costs	**523**	405	318
Insurance commissions	**1,060**	970	850
Insurance and other expenses	**1,357**	1,145	941
Total operating expenses	**2,940**	2,520	2,109
Total benefits and expenses	**11,686**	10,492	9,044
Pretax operating earnings*	**$ 2,800**	$ 2,250	$ 1,821
Weighted-average yen/dollar exchange rate	**93.49**	103.46	117.93

	In Dollars			In Yen		
Percentage change over previous year:	**2009**	2008	2007	**2009**	2008	2007
Premium income	**14.1%**	18.1%	3.1%	**3.3%**	3.5%	4.3%
Net investment income	**10.3**	14.0	6.7	**(.1)**	–	8.0
Total operating revenues	**13.7**	17.3	3.7	**3.0**	2.8	4.9
Pretax operating earnings*	**24.4**	23.6	10.2	**12.4**	8.4	11.8

*See Page 30 for our definition of segment operating earnings.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 3.3% in 2009, 3.2% in 2008 and 3.9% in 2007 reflect the high persistency of Aflac Japan's business and the sales of new policies. Annualized premiums in force at December 31, 2009, were ¥1.20 trillion, compared with ¥1.16 trillion in 2008 and ¥1.13 trillion in 2007. Annualized premiums in force, translated into dollars at respective year-end exchange rates, were $13.0 billion in 2009, $12.8 billion in 2008, and $9.9 billion in 2007.

Aflac Japan maintains a portfolio of dollar-denominated and reverse-dual currency securities (yen-denominated debt securities with dollar coupon payments). Dollar-denominated investment income from these assets accounted for approximately 33% of Aflac Japan's investment income in 2009, compared with 36% in 2008 and 39% in 2007. In years when the yen strengthens in relation to the dollar, translating Aflac Japan's dollar-denominated investment income into yen lowers growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. In years when the yen weakens, translating dollar-denominated investment income into yen magnifies growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. On a constant currency basis, dollar-denominated investment income accounted for approximately 36% of Aflac Japan's investment income during 2009, compared with 39% in 2008 and 2007. The following table illustrates the effect of translating Aflac Japan's dollar-denominated investment income and related items into yen by comparing certain segment results with those that would have been reported had yen/dollar exchange rates remained unchanged from the prior year.

Aflac Japan Percentage Changes Over Prior Year

(Yen Operating Results)

	Including Foreign Currency Changes			Excluding Foreign Currency Changes**		
	2009	2008	2007	**2009**	2008	2007
Net investment income	**(.1)%**	–%	8.0%	**3.4%**	5.0%	7.4%
Total operating revenues	**3.0**	2.8	4.9	**3.5**	3.8	4.9
Pretax operating earnings*	**12.4**	8.4	11.8	**15.1**	13.8	11.3

*See Page 30 for our definition of segment operating earnings.
**Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

The following table presents a summary of operating ratios for Aflac Japan for the years ended December 31.

Ratios to total revenues:	**2009**	2008	2007
Benefits and claims	**60.4%**	62.5%	63.8%
Operating expenses:			
Amortization of deferred policy acquisition costs	**3.6**	3.2	2.9
Insurance commissions	**7.3**	7.6	7.8
Insurance and other expenses	**9.4**	9.0	8.7
Total operating expenses	**20.3**	19.8	19.4
Pretax operating earnings*	**19.3**	17.7	16.8

*See Page 30 for our definition of segment operating earnings.

The benefit ratio has declined over the past several years, reflecting the impact of newer products and riders with lower loss ratios. We have also experienced favorable claim trends in our major product lines. We expect the improvement in the benefit ratio to continue as we shift to newer products and riders and benefit from the impact of favorable claim trends. However, this improvement is partially offset by the effect of low investment yields, which impacts our profit margin by reducing the spread between investment yields and required interest on policy reserves (see table and discussion in the Interest Rate Risk section of this MD&A). The operating expense ratio increased slightly in 2009 in line with our expectations. We expect the operating expense ratio to remain relatively stable in 2010. The pretax operating profit margin expanded in 2009 primarily due to continued improvement in the benefit ratio. We expect this improvement to continue, resulting in continued expansion in the profit margin in 2010.

Aflac Japan Sales

Our stated objective for 2009 was for sales to be flat to up 5%. We exceeded our objective with a 6.7% increase in sales during 2009. The following table presents Aflac Japan's total new annualized premium sales for the years ended December 31.

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2009**	2008	2007	**2009**	2008	2007
Total new annualized premium sales	**$1,310**	$1,115	$974	**¥122.3**	¥114.7	¥114.6
Increase (decrease) over prior year	**17.5%**	14.4%	(3.5)%	**6.7%**	– %	(2.4)%

The following table details the contributions to total new annualized premium sales by major insurance product for the years ended December 31.

	2009	2008	2007
Medical	**36%**	34%	33%
Cancer	**28**	34	33
Ordinary life	**29**	23	22
Rider MAX	**3**	5	7
Other	**4**	4	5
Total	**100%**	100%	100%

Medical insurance sales increased 15.7% over 2008. Since first launching our stand-alone medical product, EVER, in 2002, we have been the number one seller of medical insurance policies in Japan. In the past six years, we have segmented the market by creating a suite of EVER products with variations that appeal to specific Japanese consumers. In August 2009, we introduced a new generation of our popular EVER product, the most notable changes being an enhanced surgical benefit and gender-specific premium rates. Overall, the profitability of the new plan is similar to our original EVER product. We have had a positive initial response to our revised EVER product, selling more than 346,800 of the revised policies since it was introduced. With continued cost pressure on Japan's health care system, we expect the need for medical products will continue to rise in the future, and we remain encouraged about the outlook for the medical insurance market.

Cancer insurance sales declined 11.3% in 2009, compared with 2008. Despite this decrease, Aflac remained the number one seller of cancer insurance policies in Japan. Our cancer policies are also marketed through a strategic alliance with Dai-ichi Mutual Life. In 2009, Dai-ichi Life sold more than 122,000 of our market-leading cancer policies. We are convinced that the affordable cancer products Aflac Japan provides will continue to be an important part of our product portfolio.

Sales of cancer and medical insurance in Japan have benefited from the bank channel. In December 2007, banks were permitted to sell supplemental health insurance products to their customers. Our bank channel sales increased 132.2% during 2009, compared with 2008, and represented 6% of total new sales. By the end of 2009, we had agreements with 353 banks to sell our products. We have significantly more selling agreements with banks than any of our competitors in Japan. We believe our long-standing and strong relationships within the Japanese banking sector, along with our strategic preparations, have proven to be an advantage as this channel opened up for our products.

Ordinary life product sales increased 33.9% during 2009, compared with 2008. The increase in our ordinary life products was driven by a favorable consumer response to our child endowment product that we introduced at the end of first quarter 2009. Our child endowment product is appropriate for new parents who are re-evaluating their insurance coverage. This product offers a death benefit until the child reaches age 18, and it pays a lump-sum benefit at the time of the child's entry into high school as well as an educational annuity for each of the four years during his or her college education. We believe that traditional life insurance products, like our child endowment plan, provide opportunities for us to sell our third sector cancer and medical products. For every 10 child endowment plans that were purchased in 2009, we sold two additional Aflac products to the same customers.

We remain committed to selling through our traditional channels, which allows us to reach consumers through affiliated corporate agencies, independent corporate agencies and individual agencies. In 2009, we recruited approximately 4,600 new sales agencies, an increase of 17.9% over 2008. At the end of the year, Aflac Japan was represented by more than 19,600 sales agencies, or more than 110,500 licensed sales associates employed by those agencies.

We believe that there is still a strong need for our products in Japan. Our objective for 2010 is for total new annualized premium sales to be flat to up 5% in Japan.

Aflac Japan Investments

Growth of investment income in yen is affected by available cash flow from operations, the timing of investing the cash flow, yields on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. Aflac Japan has invested in privately issued securities to secure higher yields than those available on Japanese government or other public corporate bonds, while still adhering to prudent standards for credit quality. All of our privately issued securities are rated investment grade at the time of purchase. These securities are generally issued with documentation consistent with standard medium-term note programs. In addition, many of these investments have protective covenants appropriate to the specific issuer, industry and country. These covenants often require the issuer to adhere to specific financial ratios and give priority to repayment of our investment under certain circumstances.

The following table presents the results of Aflac Japan's investment activities for the years ended December 31.

	2009	2008	2007
New money yield - yen only	**2.80%**	3.20%	3.05%
New money yield - blended	**3.03**	3.43	3.38
Return on average invested assets, net of investment expenses	**3.65**	3.82	4.06

At December 31, 2009, the yield on Aflac Japan's investment portfolio, including dollar-denominated investments, was 3.77%, compared with 3.90% a year ago. The overall credit quality of Aflac Japan's investments remained high. At the end of 2009, 93.4% of Aflac Japan's debt and perpetual securities were rated investment grade, on an amortized cost basis. See the Credit Risk section of this MD&A for additional information.

Japanese Economy

The Bank of Japan's January 2010 *Monthly Report of Recent Economic and Financial Developments* stated that Japan's economic conditions have improved due to various policy measures taken in Japan and abroad. Exports and production have been increasing, and private consumption is increasing despite the depressed employment and income situation. The report projected that Japan's economic conditions are expected to continue to improve at a moderate pace.

Japan's system of compulsory public health care insurance provides medical coverage to every Japanese citizen. These public medical expenditures are covered by a combination of premiums paid by insureds and their employers, taxes and copayments from the people who receive medical service. However, given Japan's aging population, the resources available to these publicly funded social insurance programs have come under increasing pressure. As a result, copayments and other out-of-pocket expenses have been rising and affecting more people. We believe higher out-of-pocket expenses will lead consumers to purchase more supplemental medical insurance. Many insurance companies have recognized the opportunities for selling supplemental medical insurance in Japan and have launched new products in recent years. However, we believe our favorable cost structure compared with other insurers makes us a very effective competitor. In addition, we believe our brand, customer service and financial strength also benefit our market position.

Japanese Regulatory Environment

We expect that our distribution system will continue to evolve in Japan. Regulatory changes that took effect in December 2007 enable banks to sell our third sector products to their customers. Our strong brand as the leading seller of cancer and medical insurance products in Japan and our many long-term relationships within the Japanese banking sector place us in a strong position to sell through this new channel. By the end of 2009, we had agreements with 353 banks to market Aflac's products.

The FSA maintains a solvency standard, which is used by Japanese regulators to monitor the financial strength of insurance companies. As of December 31, 2009, Aflac Japan's solvency margin ratio was 885.5%, which significantly exceeds regulatory minimums. The FSA has issued a proposal to revise the current method of calculating the solvency margin ratio. The FSA intends to apply the revised method to life insurance companies for the fiscal year-end 2011 (March 31, 2012) and require the disclosure of the ratio as reference information for fiscal year-end 2010 (March 31, 2011). The FSA expects the revision would generally reduce life insurance companies' solvency margin ratios to approximately half the level of those reported under the current calculation method. We do not expect our relative position within the industry to materially change.

AFLAC U.S. SEGMENT

Aflac U.S. Pretax Operating Earnings

Changes in Aflac U.S. pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The following table presents a summary of operating results for Aflac U.S. for the years ended December 31.

Aflac U.S. Summary of Operating Results

(In millions)	**2009**	2008	2007
Premium income	**$4,444**	$ 4,272	$ 3,936
Net investment income	**499**	505	500
Other income	**10**	10	10
Total operating revenues	**4,953**	4,787	4,446
Benefits and claims	**2,561**	2,527	2,350
Operating expenses:			
Amortization of deferred policy acquisition costs	**419**	370	323
Insurance commissions	**508**	488	481
Insurance and other expenses	**689**	657	600
Total operating expenses	**1,616**	1,515	1,404
Total benefits and expenses	**4,177**	4,042	3,754
Pretax operating earnings*	**$ 776**	$ 745	$ 692
Percentage change over previous year:			
Premium income	**4.0%**	8.5%	10.8%
Net investment income	**(1.1)**	.9	7.5
Total operating revenues	**3.5**	7.7	10.4
Pretax operating earnings*	**4.1**	7.6	18.3

*See Page 30 for our definition of segment operating earnings.

Annualized premiums in force increased 3.5% in 2009, 6.2% in 2008 and 10.0% in 2007. Annualized premiums in force at December 31 were $5.0 billion in 2009, compared with $4.8 billion in 2008 and $4.5 billion in 2007. Net investment income was relatively flat during 2009, due to the lack of growth in the investment portfolio primarily as a result of excess capital used in our share purchase program during 2008. For further information, see the Capital Resources and Liquidity section of this MD&A and Note 9 of the Notes to the Consolidated Financial Statements.

The following table presents a summary of operating ratios for Aflac U.S. for the years ended December 31.

Ratios to total revenues:	**2009**	2008	2007
Benefits and claims	**51.7%**	52.8%	52.9%
Operating expenses:			
Amortization of deferred policy acquisition costs	**8.5**	7.7	7.3
Insurance commissions	**10.3**	10.2	10.8
Insurance and other expenses	**13.8**	13.7	13.4
Total operating expenses	**32.6**	31.6	31.5
Pretax operating earnings*	**15.7**	15.6	15.6

*See Page 30 for our definition of segment operating earnings.

The benefit ratio declined and amortization of deferred policy acquisition costs increased in 2009, compared with 2008, due to lower persistency levels. We expect the benefit and operating expense ratios to decline and the pretax operating profit margin to increase in 2010.

Aflac U.S. Sales

Weak economic conditions in 2009 continued to challenge Aflac's sales results in the United States. The following table presents Aflac's U.S. total new annualized premium sales for the years ended December 31.

(In millions)	**2009**	2008	2007
Total new annualized premium sales	**$ 1,453**	$ 1,551	$ 1,558
Increase (decrease) over prior year	**(6.4)%**	(.4)%	9.5%

The following table details the contributions to total new annualized premium sales by major insurance product category for the years ended December 31.

	2009	2008	2007
Accident/disability	**48%**	49%	51%
Cancer	**18**	19	18
Hospital indemnity	**18**	16	14
Life	**6**	6	5
Fixed-benefit dental	**5**	5	6
Other	**5**	5	6
Total	**100%**	100%	100%

Total new annualized premium sales for accident/disability insurance, our leading product category, decreased 9.0%, cancer indemnity insurance sales decreased 11.3% and hospital indemnity insurance sales increased 1.7% in 2009, compared with 2008.

We continued to enhance our product line in 2009 by launching Essentials Accident and Essentials Maximum Difference® cancer plans. These new products have been streamlined with lower benefit and premium levels than the traditional cancer and accident insurance policies. In the short term, we believe they are better suited to the current economy and, in the long run, they will give consumers more choices.

Another aspect of our U.S. sales strategy is our focus on growing and improving our U.S. sales force. We remain satisfied with our progress in the ongoing expansion of our U.S. sales force. We recruited more than 28,400 new sales associates in 2009, a 10.6% increase compared with 2008, resulting in more than 75,300 licensed sales associates at December 31, 2009. Newly established payroll accounts were 10.6% higher in 2009, compared with 2008, suggesting our brand message and business-to-business efforts are reaching employers across the country. The number of new average weekly producers, or those who are selling regularly in their first year, increased 6.2% during 2009, compared with a year ago. We believe strong increases in new recruits and new weekly producers, coupled with significant payroll account growth, will provide a solid foundation for future sales when the U.S. economy recovers.

In the first quarter of 2009, we implemented our new Aflac for Brokers℠ initiative. Insurance brokers have been a historically underleveraged sales channel for Aflac, and we believe we can establish relationships that will complement, not compete with, our traditional distribution system. We have assembled a management team experienced in broker sales, and we are supporting this initiative with streamlined products, targeted broker-specific advertising campaigns, customized enrollment technology, and competitive compensation. Additionally, a new level of management was introduced in 2009 to deliver this initiative. Over 100 broker development coordinators have been hired to be single points of contact for brokers across the country. Broker development coordinators are responsible for building relationships with new brokers as well as strengthening relationships with our current brokers. These coordinators are assisted by a team of certified case managers whose role is to coordinate and manage the account enrollments for brokers.

Furthering our initiatives in the broker arena, we purchased CAIC for $100 million in the fourth quarter of 2009. The purchase was funded with internal capital. CAIC, which is headquartered in Columbia, South Carolina, equips us with a platform for offering attractive voluntary group insurance products that are well-suited for distribution by insurance brokers at the worksite. CAIC is rated A (Excellent) by A.M. Best. We believe that CAIC has the potential to benefit us in the U.S. market by helping us meet the product requests and needs of our field force when they pursue larger payroll accounts.

We expect 2010 to be a challenging year from a sales perspective and look for sales to again decline in the first half of the year, followed by modest sales increases in the second half of 2010.

Aflac U.S. Investments

The following table presents the results of Aflac's U.S. investment activities for the years ended December 31.

	2009	2008	2007
New money yield	**7.26%**	7.60%	6.44%
Return on average invested assets, net of investment expenses	**6.66**	6.77	6.79

The decrease in the U.S. new money yield in 2009 reflects tightening credit spreads. At December 31, 2009, the portfolio yield on Aflac's U.S. portfolio was 7.17%, compared with 7.10% a year ago. During 2008, we purchased $200 million of variable interest rate collateralized debt obligations (CDOs) that support $200 million of variable interest rate funding agreements issued by Aflac U.S. Because these CDOs do not support our core policyholder benefit obligations, the yield on these CDOs is not included in the Aflac U.S. portfolio yield or in the yields listed in the above table.

The overall credit quality of Aflac U.S. investments remained high. At the end of 2009, 90.4% of Aflac U.S. debt and perpetual securities were rated investment grade, on an amortized cost basis. See the Credit Risk section of this MD&A for additional information.

See Note 3 of the Notes to the Consolidated Financial Statements and the Credit Risk section of this MD&A for additional information.

U.S. Economy

Operating in the U.S. economy continues to be challenging. The weak economic environment has likely had an impact on some of our policyholders, potential customers and sales associates. Although we believe that the weakened U.S. economy has been a contributing factor to slower sales growth, we also believe our products remain affordable to the average American consumer. We believe that consumers' underlying need for our U.S. product line remains strong, and the United States remains a sizeable and attractive market for our products.

U.S. Regulatory Environment

U.S. Congressional leaders and the Obama administration have expressed their commitment to enacting major health reform legislation, and both the House and the Senate have adopted their versions of a health care reform bill. While it is not possible to predict with certainty what provisions may be in any final legislation, it is likely that such legislation, if adopted, will include major changes to the U.S. health care insurance marketplace. Some of the proposals currently under discussion address individual and employer mandates, health insurance exchanges, coverage and exclusions, and medical loss ratios. The legislation also may include changes in government reimbursements and subsidies for individuals and employers and alter federal and state regulation of health insurers. Given the substantial differences between the legislation passed by the House and Senate, the ongoing negotiations to reconcile the legislation and the fact that some key provisions will be general in nature and subject to future regulatory action, it is not possible to predict with any degree of certainty what effect any legislation and future regulation, if adopted, will have on the Company's U.S. business. However, Japan has had a national health care system for many years, and Aflac Japan has successfully operated in such a regulated environment.

OTHER OPERATIONS

Corporate operating expenses consist primarily of personnel compensation, benefits and facilities expenses. Corporate expenses, excluding investment income, were $77 million in 2009, $61 million in 2008 and $56 million in 2007. The increase in expenses in 2009 was due primarily to an increase in realized foreign currency losses on yen cash held by the Parent Company and an increase in expense for our unfunded supplemental retirement plans. Investment income included in reported corporate expenses was $9 million in 2009, $20 million in 2008 and $31 million in 2007.

ANALYSIS OF FINANCIAL CONDITION

Our financial condition has remained strong in the functional currencies of our operations. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes.

The table at the top of the following page demonstrates the effect of the change in the yen/dollar exchange rate by comparing select balance sheet items as reported at December 31, 2009, with the amounts that would have been reported had the exchange rate remained unchanged from December 31, 2008.

Impact of Foreign Exchange on Balance Sheet Items

(In millions)	As Reported	Exchange Effect	Net of Exchange Effect
Yen/dollar exchange rate*	92.10		91.03
Investments and cash	$ 73,192	$ (714)	$ 73,906
Deferred policy acquisition costs	8,533	(69)	8,602
Total assets	84,106	(799)	84,905
Policy liabilities	69,245	(729)	69,974
Total liabilities	75,689	(778)	76,467

*The exchange rate at December 31, 2009, was 92.10 yen to one dollar, or 1.2% weaker than the December 31, 2008, exchange rate of 91.03.

Market Risks of Financial Instruments

Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to achieve this objective through a diversified portfolio of fixed-income investments that reflects the characteristics of the liabilities it supports. Aflac invests primarily within the fixed income securities markets.

The following table details investment securities by segment as of December 31.

Investment Securities by Segment

	Aflac Japan		Aflac U.S.	
(In millions)	**2009**	2008	**2009**	2008
Securities available for sale, at fair value:				
Fixed maturities	**$ 29,952**	$ 29,140	**$ 6,712***	$ 5,772*
Perpetual securities	**7,041**	7,843	**222**	204
Equity securities	**24**	27	**–**	–
Total available for sale	**37,017**	37,010	**6,934**	5,976
Securities held to maturity, at amortized cost:				
Fixed maturities	**26,487**	24,236	**200**	200
Total held to maturity	**26,487**	24,236	**200**	200
Total investment securities	**$ 63,504**	$ 61,246	**$ 7,134**	$ 6,176

*Excludes investment-grade, available-for-sale fixed-maturity securities held by the Parent Company of $117 in 2009 and $100 in 2008.

Because we invest in fixed-income securities, our financial instruments are exposed primarily to three types of market risks: currency risk, interest rate risk and credit risk.

Currency Risk

The functional currency of Aflac Japan's insurance operation is the Japanese yen. All of Aflac Japan's premiums, claims and commissions are received or paid in yen, as are most of its investment income and other expenses. Furthermore, most of Aflac Japan's investments, cash and liabilities are yen-denominated. When yen-denominated securities mature or are sold, the proceeds are generally reinvested in yen-denominated securities. Aflac Japan holds these yen-denominated assets to fund its yen-denominated policy obligations. In addition, Aflac Incorporated has yen-denominated debt obligations.

Although we generally do not convert yen into dollars, we do translate financial statement amounts from yen into dollars for financial reporting purposes. Therefore, reported amounts are affected by foreign currency fluctuations. We report unrealized foreign currency translation gains and losses in accumulated other comprehensive income.

Aflac Japan maintains a portfolio of reverse-dual currency securities (yen-denominated debt securities with dollar coupon payments), which exposes Aflac to changes in foreign exchange rates. This foreign currency effect is accounted for as a component of unrealized gains or losses on available-for-sale securities in accumulated other comprehensive income. When the yen strengthens against the dollar, shareholders' equity is negatively impacted and, conversely, when the yen weakens against the dollar, shareholders' equity is positively impacted. Aflac Japan invests a portion of its assets in reverse-dual currency securities to provide a higher yield than those available on Japanese government or other public corporate bonds, while still adhering to prudent standards of credit quality. The yen/dollar exchange rate would have to strengthen to approximately 55 before the yield on these instruments would equal that of a comparable yen-denominated instrument.

On a consolidated basis, we attempt to minimize the exposure of shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of Aflac Japan's investment portfolio in dollar-denominated securities and by the Parent Company's issuance of yen-denominated debt (for additional information, see the discussion under Hedging Activities as follows in this section of MD&A). As a result, the effect of currency fluctuations on our net assets is reduced. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows (translated at end-of-period exchange rates) for the years ended December 31:

(In millions)	**2009**	2008
Aflac Japan yen-denominated net assets	**$ 2,736**	$ 2,528
Parent Company yen-denominated net liabilities	**(962)**	(1,876)
Consolidated yen-denominated net assets (liabilities) subject to foreign currency translation fluctuations	**$ 1,774**	$ 652

The increase in our yen-denominated net asset position was due primarily to the redemption in 2009 of the Parent Company's $450 million senior notes (economically yen debt due to conversion using cross-currency swaps) and the holding of ¥35.8 billion in cash by the Parent Company as of December 31, 2009, for the redemption of our yen-denominated Samurai notes due July 2010.

The following table demonstrates the effect of foreign currency fluctuations by presenting the dollar values of our yen-denominated assets and liabilities, and our consolidated yen-denominated net asset exposure at selected exchange rates as of December 31.

Dollar Value of Yen-Denominated Assets and Liabilities at Selected Exchange Rates

(In millions)	**December 31, 2009**			December 31, 2008		
Yen/dollar exchange rates	77.10	92.10*	107.10	76.03	91.03*	106.03
Yen-denominated financial instruments:						
Assets:						
Securities available for sale:						
Fixed maturities	**$ 31,373**	**$ 26,263**	**$ 22,585**	$ 31,145	$ 26,013	$ 22,333
Perpetual securities	**8,350**	**6,990**	**6,011**	9,343	7,804	6,700
Equity securities	**23**	**19**	**17**	26	22	19
Securities held to maturity:						
Fixed maturities	**31,640**	**26,487**	**22,777**	29,018	24,236	20,808
Cash and cash equivalents	**1,088**	**911**	**783**	456	381	327
Other financial instruments	**111**	**93**	**80**	97	80	69
Subtotal	**72,585**	**60,763**	**52,253**	70,085	58,536	50,256
Liabilities:						
Notes payable	**1,616**	**1,353**	**1,163**	1,522	1,271	1,091
Cross-currency swaps	**–**	**–**	**–**	731	610	524
Japanese policyholder protection corporation	**153**	**128**	**110**	192	161	138
Subtotal	**1,769**	**1,481**	**1,273**	2,445	2,042	1,753
Net yen-denominated financial instruments	**70,816**	**59,282**	**50,980**	67,640	56,494	48,503
Other yen-denominated assets	**8,630**	**7,225**	**6,213**	8,605	7,187	6,170
Other yen-denominated liabilities	**77,327**	**64,733**	**55,667**	75,465	63,029	54,113
Consolidated yen-denominated net assets subject to foreign currency fluctuation	**$ 2,119**	**$ 1,774**	**$ 1,526**	$ 780	$ 652	$ 560

*Actual year-end exchange rate

We are exposed to economic currency risk only when yen funds are actually converted into dollars. This primarily occurs when we repatriate funds from Aflac Japan to Aflac U.S., which is generally done annually. The exchange rates prevailing at the time of repatriation will differ from the exchange rates prevailing at the time the yen profits were earned. A portion of the repatriation may be used to service Aflac Incorporated's yen-denominated notes payable with the remainder converted into dollars.

Interest Rate Risk

Our primary interest rate exposure is to the impact of changes in interest rates on the fair value of our investments in debt and perpetual securities. We use a modified duration analysis modeling approach, which measures price percentage volatility, to estimate the sensitivity of the fair values of our investments to interest rate changes on the debt and perpetual securities we own. For example, if the current duration of a debt security or perpetual security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security or perpetual security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant.

The estimated effect of potential increases in interest rates on the fair values of debt and perpetual securities we own, notes payable, cross-currency and interest rate swaps and our obligation to the Japanese policyholder protection corporation as of December 31 appears in the table at the top of the following page.

There are various factors that affect the fair value of our investment in debt and perpetual securities. Included in those factors are changes in the prevailing interest rate environment. Changes in the interest rate environment directly affect the balance of unrealized gains or losses for a given period in relation to a prior period. Decreases in market yields generally improve the fair value of debt and perpetual securities while increases in market yields generally have a negative impact on the fair value of our debt and perpetual securities. However, we do not expect to realize a majority of any unrealized gains or losses because we have the intent and ability to hold such securities until a recovery of value, which may be maturity. For additional information on unrealized losses on debt and perpetual securities, see Note 3 of the Notes to the Consolidated Financial Statements.

Sensitivity of Fair Values of Financial Instruments to Interest Rate Changes

	2009		2008	
(In millions)	**Fair Value**	**+100 Basis Points**	Fair Value	+100 Basis Points
Debt and perpetual securities:				
Fixed-maturity securities:				
Yen-denominated	**$ 51,989**	**$ 46,199**	$ 49,047	$ 43,556
Dollar-denominated	**10,620**	**9,668**	9,048	8,246
Perpetual securities:				
Yen-denominated	**6,990**	**6,376**	7,804	7,103
Dollar-denominated	**273**	**251**	244	225
Total debt and perpetual securities	**$ 69,872**	**$ 62,494**	$ 66,143	$ 59,130
Notes payable*	**$ 2,683**	**$ 2,557**	$ 1,713	$ 1,530
Cross-currency** and interest rate swap liabilities	**$ 3**	**$ –**	$ 158	$ 151
Japanese policyholder protection corporation	**$ 128**	**$ 128**	$ 161	$ 161

* Excludes capitalized lease obligations
** Cross-currency swaps expired in April 2009 and are therefore excluded from the 2009 column.

We attempt to match the duration of our assets with the duration of our liabilities. The following table presents the approximate duration of Aflac Japan's yen-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2009**	2008
Yen-denominated debt and perpetual securities	**12**	12
Policy benefits and related expenses to be paid in future years	**14**	14
Premiums to be received in future years on policies in force	**10**	10

The following table presents the approximate duration of Aflac U.S. dollar-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2009**	2008
Dollar-denominated debt and perpetual securities	**9**	8
Policy benefits and related expenses to be paid in future years	**7**	7
Premiums to be received in future years on policies in force	**6**	6

The table at the top of the next column shows a comparison of average required interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

We continue to monitor the spread between our new money yield and the required interest assumption for newly issued products in both the United States and Japan and will re-evaluate those assumptions as necessary.

Comparison of Interest Rates for Future Policy Benefits and Investment Yields

(Net of Investment Expenses)

	2009		2008		2007	
	U.S.	**Japan***	U.S.	Japan*	U.S.	Japan*
Policies issued during year:						
Required interest on policy reserves	**5.50%**	**2.51%**	5.50%	2.74%	5.50%	2.74%
New money yield on investments	**7.22**	**2.88**	7.56	3.27	6.40	3.11
Policies in force at year-end:						
Required interest on policy reserves	**6.06**	**4.47**	6.12	4.55	6.20	4.63
Return on average invested assets	**6.66**	**3.65**	6.77	3.82	6.79	3.83

*Represents yen-denominated investments for Aflac Japan that support policy obligations and therefore excludes Aflac Japan's annuity products, and dollar-denominated investments and related investment income

Over the next two years, we have yen-denominated securities that will mature with yields in excess of Aflac Japan's current net investment yield of 3.43%. These securities total $3.3 billion at amortized cost and have an average yield of 5.49%. Currently, when debt and perpetual securities we own mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, adding riders to our older policies has helped offset negative investment spreads on these policies. Overall, adequate profit margins exist in Aflac Japan's aggregate block of business because of profits that have emerged from changes in the mix of business and favorable experience from mortality, morbidity and expenses.

We have entered into interest rate swap agreements related to our ¥20 billion variable interest rate Uridashi notes. These agreements effectively swap the variable interest rate Uridashi notes to fixed rate notes to mitigate our exposure to interest rate risk. For further information, see Notes 4 and 7 of the Notes to the Consolidated Financial Statements.

Credit Risk

Our investment activities expose us to credit risk, which is a consequence of extending credit and/or carrying investment positions. However, we continue to adhere to prudent standards for credit quality. We accomplish this by considering our product needs and overall corporate objectives, in addition to credit risk. In evaluating the initial rating, we look at the overall senior issuer rating, the explicit rating for the actual issue or the rating for the security class, and, where applicable, the appropriate designation from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). All of our securities have ratings from either a nationally recognized statistical rating organization or the SVO of the NAIC. In addition, we perform extensive internal credit reviews to ensure that we are consistent in applying rating criteria for all of our securities.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. The distributions by credit rating of our purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating

	2009	2008	2007
AAA	**7.6%**	9.9%	18.4%
AA	**58.9**	36.4	44.1
A	**31.4**	42.0	30.2
BBB	**2.1**	11.7	7.3
Total	**100.0%**	100.0%	100.0%

The increase in the percentage of debt securities purchased in the AA rated category during 2009 was due to the attractive relative value these securities presented while still meeting our investment policy guidelines for liquidity, safety and quality. The increased percentage of debt securities purchased in the AAA rated category in 2007 primarily reflected the purchase of U.S. Treasury bills by Aflac Japan prior to repatriating profits to Aflac U.S. in the third quarter of 2007. We did not purchase any perpetual securities during the periods presented in the table above.

The distributions of debt and perpetual securities we own, by credit rating, as of December 31 were as follows:

Composition of Portfolio by Credit Rating

	2009		2008	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**3.3%**	**3.4%**	5.7%	5.8%
AA	**34.6**	**35.8**	39.8	42.2
A	**39.6**	**39.8**	34.1	33.2
BBB	**15.6**	**15.2**	18.6	17.6
BB or lower	**6.9**	**5.8**	1.8	1.2
Total	**100.0%**	**100.0%**	100.0%	100.0%

Although our investment portfolio continues to be of high credit quality, many downgrades occurred during 2009, causing a shift in composition by credit rating.

As of December 31, 2009, our direct and indirect exposure to securities in our investment portfolio that were guaranteed by third parties was immaterial both individually and in the aggregate.

Subordination Distribution

The majority of our total investments in debt and perpetual securities was senior debt at December 31, 2009 and 2008. We also maintained investments in subordinated financial instruments that primarily consisted of Lower Tier II, Upper Tier II, and Tier I securities, listed in order of seniority. The Lower Tier II (LTII) securities are debt instruments with fixed maturities. Our Upper Tier II (UTII) and Tier I investments consisted of debt instruments with fixed maturities and perpetual securities, which have an economic maturity as opposed to a stated maturity.

The following table shows the subordination distribution of our debt and perpetual securities as of December 31.

Subordination Distribution of Debt and Perpetual Securities

	2009		2008	
(In millions)	**Amortized Cost**	**Percentage of Total**	Amortized Cost	Percentage of Total
Senior notes	**$54,971**	**76.5%**	$ 51,091	73.5%
Subordinated securities:				
Fixed maturities (stated maturity date):				
Lower Tier II	**7,944**	**11.1**	7,777	11.2
Upper Tier II	**178**	**.2**	340	.5
Tier I*	**754**	**1.0**	750	1.1
Surplus notes	**336**	**.5**	374	.5
Trust preferred - non-banks	**85**	**.1**	86	.1
Other subordinated - non-banks	**52**	**.1**	52	.1
Total fixed maturities	**9,349**	**13.0**	9,379	13.5
Perpetual securities (economic maturity date):				
Upper Tier II	**5,200**	**7.2**	6,532	9.4
Tier I	**2,354**	**3.3**	2,542	3.6
Total perpetual securities	**7,554**	**10.5**	9,074	13.0
Total debt and perpetual securities	**$71,874**	**100.0%**	$ 69,544	100.0%

*Includes trust preferred securities

Portfolio Composition

For information regarding the amortized cost for our investments in debt and perpetual securities, the cost for equity securities and the fair values of these investments, refer to Note 3 of the Notes to the Consolidated Financial Statements.

Investment Concentrations

See Note 3 of the Notes to the Consolidated Financial Statements for a discussion of our investment discipline and our largest investment industry sector concentration, banks and financial institutions.

Our largest global investment exposures as of December 31, 2009, appear in the table on the following page:

Largest Global Investment Positions

(In millions)	Amortized Cost	% of Total	Seniority	Ratings: Moody's	S&P	Fitch
Government of Japan*	**$11,167**	**15.6%**	Senior	Aa2	AA	AA-
Israel Electric Corp.	**889**	**1.2**	Senior	Baa2	BBB	–
Republic of Tunisia	**868**	**1.2**	Senior	Baa2	BBB	BBB
HSBC Holdings PLC	**793**	**1.1**				
HSBC Finance Corporation (formerly Household Finance)	568	.8	Senior	A3	A	AA-
Republic New York Corp.	11	–	LTII	A2	A+	AA-
HSBC Bank PLC (RAV Int'l. Ltd.)	54	.1	UTII	A2	A	AA-
The Hong Kong & Shanghai Banking Corp Ltd (RAV Int'l. Ltd.)	109	.2	UTII	Aa2	–	–
HSBC Holdings PLC	15	–	UTII	A1	A	AA-
HSBC Holdings PLC (HSBC Capital Funding LP)	36	–	Tier I	A3	A-	AA-
Republic of South Africa	**665**	**.9**	Senior	A3	BBB+	BBB+
Commerzbank AG	**637**	**.9**				
Commerzbank AG	109	.2	LTII	A1	A-	A
Dresdner Bank AG	310	.4	LTII	A1	A-	A
Dresdner Bank AG (Dresdner Funding Trusts I & IV)	218	.3	Tier I	Baa3	CCC	CCC
Lloyds Banking Group PLC	**597**	**.8**				
Lloyds Banking Group PLC	7	–	Tier I	B3	CC	–
Lloyds Bank PLC	305	.4	LTII	Ba2	BB	BB
HBOS PLC	285	.4	UTII	Ba2	BB-	B+
Bank of America Corp.	**586**	**.8**				
Bank of America Corp. (includes Fleet Financial Group Inc, Nationsbank Corporation)	258	.4	LTII	A3	A-	A
Bank of America Corp. (NB Capital Trust, Bankamerica Instit-A)	18	–	Tier I	Baa3	BB	BB
Merrill Lynch & Co Inc.	298	.4	Senior	A2	A	A+
Merrill Lynch & Co Inc.	12	–	LTII	A3	A-	A
Mizuho Financial Group Inc.	**564**	**.8**				
Mizuho Bank, Mizuho Finance Cayman & Aruba	564	.8	UTII	A1	–	–
UniCredit SpA	**553**	**.8**				
Unicredito Bank Austria	11	–	LTII	Aa3	AA+	–
Hypovereinsbank	217	.3	LTII	A2	A-	A
Hypovereinsbank (HVB Funding Trust I, III & IV)	325	.5	Tier I	A3	BBB	BBB
Sumitomo Mitsui Financial Group Inc.	**543**	**.8**				
Sumitomo Mitsui Banking Corporation	109	.2	LTII	Aa3	A	A-
Sumitomo Mitsui Banking Corporation (SMBC International Finance)	434	.6	UTII	Aa3	A-	A-
Commonwealth Bank of Australia	**532**	**.7**				
Commonwealth Bank of Australia	217	.3	LTII	Aa2	AA-	AA-
Commonwealth Bank of Australia	217	.3	UTII	–	A+	–
Bankwest	98	.1	UTII	Aa2	AA-	–
BNP Paribas	**500**	**.7**				
BNP Paribas	120	.2	Senior	Aa1	AA	AA
FORTIS (Fortis Bank SA-NV, Fortis Luxembourg Finance SA)	380	.5	UTII	A3	BBB+	A+
Bank of Tokyo-Mitsubishi UFJ Ltd.	**489**	**.7**				
Bank of Tokyo-Mitsubishi UFJ Ltd. (BTMU Curacao Holdings NV)	489	.7	LTII	Aa3	A	A-
Erste Group Bank AG	**466**	**.7**				
Erste Group Bank	108	.2	LTII	A1	A-	A-
Erste Group Bank (Erste Finance Jersey Ltd. 3 & 5)	358	.5	Tier I	A2	–	BBB
MetLife Inc.	**465**	**.7**				
MetLife Inc.	194	.3	Senior	A3	A-	A
Metropolitan Life Global Funding I	271	.4	Senior	Aa3	AA-	–
Investcorp SA	**452**	**.6**				
Investcorp Capital Limited	452	.6	Senior	Ba2	–	BB+
Citigroup Inc.	**440**	**.6**				
Citigroup Inc. (includes Citigroup Global Markets Holdings Inc., Associates Corp.)	439	.6	Senior	A3	A	A+
Citigroup Inc. (Citicorp)	1	–	LTII	Baa1	A-	A
JP Morgan Chase & Co. (includes Bear Stearns)	**438**	**.6**				
JP Morgan Chase & Co. (includes Bear Stearns Companies Inc.)	380	.6	Senior	Aa3	A+	AA-
JP Morgan Chase & Co. (FNBC)	30	–	Senior	Aa1	AA-	–
JP Morgan Chase & Co. (Bank One Corp)	17	–	LTII	A1	A	A+
JP Morgan Chase & Co. (NBD Bank)	11	–	LTII	Aa2	A+	A+
Telecom Italia SpA	**434**	**.6**				
Telecom Italia Finance SA	434	.6	Senior	Baa2	BBB	BBB
National Grid PLC	**434**	**.6**				
National Grid Gas PLC	217	.3	Senior	A3	A-	A
National Grid Electricity Transmission PLC	217	.3	Senior	A3	A-	A
Total	**$ 22,512**	**31.4%**				
Total debt and perpetual securities	**$ 71,874**	**100.0%**				

*JGBs or JGB-backed securities

As previously disclosed, we own long-dated debt instruments in support of our long-dated policyholder obligations. Included in our largest global investment holdings are legacy issues that date back many years. Additionally, the concentration of certain of our holdings of individual credit exposures has grown over time through merger and consolidation activity. Beginning in 2005, we have, as a general rule, limited our investment exposures to issuers to no more than 5% of total adjusted capital (TAC) on a statutory accounting basis, with the exception of obligations of the Japan and U.S. governments. However, existing investment exposures that exceeded 5% of TAC at the time this rule was adopted or exposures that may exceed this threshold from time to time through merger and consolidation activity are not automatically reduced through sales of the issuers' securities but rather are reduced over time consistent with our investment policy.

We have investments in both publicly and privately issued securities. The outstanding amount of a particular issuance, as well as the level of activity in a particular issuance and market conditions, including credit events and the interest rate environment, affect liquidity regardless of whether it is publicly or privately issued.

The following table details investment securities by type of issuance as of December 31.

Investment Securities by Type of Issuance

	2009		2008	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Publicly issued securities:				
Fixed maturities	**$ 20,649**	**$ 21,087**	$ 19,292	$ 19,525
Perpetual securities	**116**	**122**	156	104
Equity securities	**14**	**15**	15	18
Total publicly issued	**20,779**	**21,224**	19,463	19,647
Privately issued securities:				
Fixed maturities	**43,671**	**41,522**	41,178	38,571
Perpetual securities	**7,438**	**7,141**	8,918	7,943
Equity securities	**8**	**9**	9	9
Total privately issued	**51,117**	**48,672**	50,105	46,523
Total investment securities	**$ 71,896**	**$ 69,896**	$ 69,568	$ 66,170

The following table details our privately issued investment securities as of December 31.

Privately Issued Securities

(Amortized cost, in millions)	**2009**	2008
Privately issued securities as a percentage of total debt and perpetual securities	**71.1%**	72.0%
Privately issued securities held by Aflac Japan	**$ 48,639**	$ 47,516
Privately issued securities held by Aflac Japan as a percentage of total debt and perpetual securities	**67.7%**	68.3%
Privately issued reverse-dual currency securities*	**$ 14,070**	$ 14,678
Reverse-dual currency securities* as a percentage of total privately issued securities	**27.5%**	29.3%

*Principal payments in yen and interest payment in dollars

Aflac Japan has invested in privately issued securities to better match liability characteristics and secure higher yields than those available on Japanese government or other public corporate bonds. Aflac Japan's investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers and have longer maturities, thereby allowing us to improve our asset/liability matching and our overall investment returns. Most of our privately issued securities are issued under medium-term note programs and have standard documentation commensurate with credit ratings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

Below-Investment-Grade and Split-Rated Securities

In the event of a credit rating downgrade to below-investment-grade status, we do not automatically liquidate our position. However, if the security is in the held-to-maturity portfolio and we no longer have the intent to hold the security until its maturity, we immediately transfer it to the available-for-sale portfolio so that the security's fair value and its unrealized gain or loss are reflected on the balance sheet.

Debt and perpetual securities classified as below investment grade at December 31, 2009 and 2008 were generally reported as available for sale and carried at fair value. Each of the below-investment-grade securities was investment grade at the time of purchase and was subsequently downgraded by credit rating agencies. Below-investment-grade debt and perpetual securities represented 6.9% of total debt and perpetual securities at December 31, 2009, compared with 1.8% of total debt and perpetual securities at December 31, 2008, at amortized cost. A listing of our below-investment-grade securities at December 31 is shown in the table on the following page.

Below-Investment-Grade Securities

(In millions)	2009 Par Value	2009 Amortized Cost	2009 Fair Value	2008 Par Value	2008 Amortized Cost	2008 Fair Value
Lloyds Banking Group PLC (includes HBOS)**	**$ 896**	**$ 597**	**$ 612**	$ *	$ *	$ *
Investcorp Capital Limited	**452**	**452**	**223**	*	*	*
Irish Life and Permanent PLC**	**402**	**204**	**197**	*	*	*
Takefuji Corporation	**363**	**194**	**194**	*	*	*
UPM-Kymmene	**337**	**337**	**224**	*	*	*
Royal Bank of Scotland**	**329**	**134**	**132**	*	*	*
Ford Motor Credit Company	**326**	**326**	**302**	329	329	143
Dexia SA (includes Dexia Bank Belgium and Dexia Overseas)**	**326**	**233**	**233**	*	*	*
CSAV (Tollo Shipping Co. S.A.)	**261**	**261**	**135**	264	264	157
Hella KG Hueck & Co.	**239**	**238**	**148**	*	*	*
KBC Group NV (includes KBL European Private Bankers S.A.)**	**217**	**121**	**182**	*	*	*
Dresdner Funding Bank AG (part of Commerzbank) (Tier I only)	**216**	**218**	**172**	*	*	*
Morgan Stanley Aces 2008-6****	**200**	**200**	**102**	*	*	*
Aiful Corporation	**175**	**175**	**74**	*	*	*
BAWAG**	**152**	**131**	**114**	154	133	88
Swedbank (Tier I only)**	**152**	**117**	**119**	*	*	*
IKB Deutsche Industriebank	**141**	**141**	**73**	143	143	47
Various CWHL CMOs***	**129**	**114**	**82**	*	*	*
Ford Motor Company	**–**	**–**	**–**	111	57	31
Beryl Finance Limited 2008-7****	**–**	**–**	**–**	110	110	116
Terra 2008-01 A13****	**109**	**109**	**86**	*	*	*
Finance for Danish Industry	**109**	**109**	**81**	*	*	*
Beryl Finance Limited 2007-14****	**–**	**–**	**–**	82	53	53
Morgan Stanley Aces 2007-38****	**81**	**8**	**39**	*	*	*
Investkredit Funding II Ltd.**	**76**	**46**	**46**	*	*	*
Morgan Stanley Aces 2006-31****	**65**	**11**	**26**	*	*	*
Beryl Finance Limited 2006-15****	**–**	**–**	**–**	55	43	43
Beryl Finance Limited 2007-5****	**–**	**–**	**–**	55	44	44
Eirles Two Limited 310 A****	**54**	**20**	**28**	*	*	*
Morgan Stanley Aces 2007-29****	**54**	**12**	**28**	*	*	*
Morgan Stanley Aces 2007-21****	**54**	**4**	**31**	55	3	3
May Department Stores Co.	**53**	**58**	**50**	*	*	*
Various WFMBS CMOs***	**52**	**44**	**38**	*	*	*
Various RFMSI CMOs***	**47**	**40**	**34**	*	*	*
DP World Ltd.	**45**	**44**	**35**	*	*	*
Rinker Materials Corp. (part of Cemex)	**43**	**42**	**33**	43	42	23
First Industrial LP	**37**	**40**	**27**	*	*	*
Morgan Stanley Aces 2007-19****	**–**	**–**	**–**	30	4	4
Sprint Capital Corp.	**23**	**24**	**21**	22	24	16
Academica Charter Schools Finance LLC	**22**	**24**	**15**	22	24	17
Weyerhaeuser Co.	**20**	**21**	**19**	*	*	*
Terra CDO SPC LTD 2007-3 A1****	**20**	**5**	**9**	*	*	*
Bank of America Corp. (Tier I only)	**18**	**18**	**18**	*	*	*
MBIA Inc.	**16**	**17**	**6**	*	*	*
American General Capital II (part of AIG)	**15**	**19**	**11**	*	*	*
Allied Capital Corp.	**12**	**12**	**11**	*	*	*
Tiers Georgia****	**–**	**–**	**–**	11	1	1
RAST 2005-A10 A5***	**10**	**8**	**7**	*	*	*
Morgan Stanley Aces 2006-23****	**10**	**2**	**4**	*	*	*
BOAMS 2007-1 1A30***	**6**	**6**	**3**	*	*	*
CMSI 2007-5 1A3***	**5**	**5**	**3**	*	*	*
MSM 2007-1XS 2A4A***	**5**	**3**	**3**	*	*	*
LMT 2006-3 1A5***	**4**	**3**	**1**	*	*	*
America West Airlines	**3**	**3**	**2**	*	*	*
Total	**$6,381**	**$4,950**	**$4,033**	$1,486	$1,274	$786

* Investment grade at respective reporting date
** Perpetual security
*** Collateralized mortgage obligation
**** Collateralized debt obligation

Occasionally, a debt or perpetual security will be split rated. This occurs when one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade. Our policy is to review each issue on a case-by-case basis to determine if a split-rated security should be classified as investment grade or below investment grade. Our review includes evaluating the issuer's credit position as well as current market pricing and other factors, such as the issuer's or security's inclusion on a credit rating downgrade watch list. As of December 31, 2009, none of our CDOs were split rated. Split-rated securities as of December 31, 2009, were as follows:

Split-Rated Securities*

(In millions)	Amortized Cost	Moody's Rating	S&P Rating	Fitch Rating	Investment-Grade Status
SLM Corp.	$ 356	Ba1	BBB-	BBB-	Investment Grade
SEB AB**	271	A2	BB+	A	Investment Grade
Rohm & Haas Company	234	Ba1	BBB-	BBB	Investment Grade
Dresdner Funding Trust IV	163	Baa3	CCC	CCC	Below Investment Grade
Swedbank**,****	163	Baa2	BB	–	Investment Grade
Dexia Overseas Limited**	163	Baa2	B	A	Investment Grade
Arch Finance Limited 2007-1	134	Ba1	BBB-	BBB-	Investment Grade
May Department Stores Co.	58	Ba2	BB	BBB-	Below Investment Grade
Dresdner Funding Trust I	55	Baa3	CCC	CCC	Below Investment Grade
Morton International	37	Ba1	BBB-	–	Investment Grade
Mead Corp.	36	Ba1	BBB	–	Investment Grade
Tennessee Gas Pipeline	31	Baa3	BB	BBB-	Investment Grade
WFMBS 2006-8 A10***	27	Ba1	AA+	CCC	Below Investment Grade
Weyerhaeuser Co.	21	Ba1	BBB-	BB+	Below Investment Grade
CHASE 2005-S3 A10***	19	Baa2	–	B	Investment Grade
Peco Energy Capital Trust IV	17	Baa1	BB+	BBB+	Investment Grade
Transamerica Capital II	14	Baa3	BBB	BB	Investment Grade
BankAmerica Instit-A	13	Baa3	BB	BB	Below Investment Grade
Union Carbide Chemicals and Plastic	11	Ba2	BBB-	BBB-	Investment Grade
America West Airlines****	11	Ba3	BBB-	–	Investment Grade
Keycorp Capital VII	7	Baa2	BB	BBB	Investment Grade
WFMBS 2006-3 A5***	6	B1	–	A	Investment Grade
NB Capital Trust 4	5	Baa3	BB	BB	Below Investment Grade
WFMBS 2007-13 A6***	4	–	AA	B	Investment Grade
Union Carbide Corp.	4	Ba2	BBB-	BBB-	Investment Grade
Regions Financial Corp.	1	Ba1	BBB-	BBB	Investment Grade
Total	$1,861				

* Split-rated securities represented 2.6% of total debt and perpetual securities at amortized cost at December 31, 2009.
** Perpetual security
*** Collateralized mortgage obligation
**** Separate securities from those reported in the Below-Investment-Grade Securities table from the same issuer

Other-than-temporary Impairment

See Note 3 of the Notes to the Consolidated Financial Statements for a discussion of our impairment policy.

Gross Realized Investment Losses

Gross realized pretax investment losses on debt and perpetual securities, as a result of sales and impairment charges, for the year ended December 31, 2009, appear in the table at the top of the following page.

Gross Realized Losses on Debt and Perpetual Securities

(In millions)	Sales Proceeds	Sales Losses	Impairments	Total Gross Realized Losses
Investment-grade securities, length of consecutive unrealized loss:				
Less than six months	$ 180	$ 14	$ –	$ 14
Six months to 12 months	13	–	–	–
Over 12 months	52	4	10	14
Below-investment-grade securities, length of consecutive unrealized loss:				
Less than six months	1	–	20	20
Six months to 12 months	315	101	34	135
Over 12 months	–	–	1,295	1,295
Total	$ 561	$119	$ 1,359	$ 1,478

See Note 3 of the Notes to the Consolidated Financial Statements and the Realized Investment Gains and Losses section of this MD&A for additional information.

Unrealized Investment Gains and Losses

The following table provides details on amortized cost, fair value and unrealized gains and losses for our investments in debt and perpetual securities by investment-grade status as of December 31, 2009.

(In millions)	Total Amortized Cost	Total Fair Value	Percentage of Total Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:					
Investment-grade securities	$ 40,437	$ 40,113	57.4%	$ 1,711	$ 2,035
Below-investment-grade securities	4,750	3,931	5.6	210	1,029
Held-to-maturity securities:					
Investment-grade securities	26,487	25,726	36.8	632	1,393
Below-investment-grade securities	200	102	.2	–	98
Total	$ 71,874	$ 69,872	100.0%	$ 2,553	$ 4,555

The following table presents an aging of debt and perpetual securities in an unrealized loss position as of December 31, 2009.

Aging of Unrealized Losses

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less than Six Months		Six Months to Less than 12 Months		12 Months or Longer	
			Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 20,160	$ 2,035	$ 2,519	$ 40	$ 4,946	$ 175	$ 12,695	$ 1,820
Below-investment-grade securities	3,539	1,029	407	28	704	350	2,428	651
Held-to-maturity securities:								
Investment-grade securities	16,466	1,393	2,151	81	1,661	42	12,654	1,270
Below-investment-grade securities	200	98	–	–	–	–	200	98
Total	$ 40,365	$ 4,555	$ 5,077	$ 149	$ 7,311	$ 567	$ 27,977	$ 3,839

The following table presents a distribution of unrealized losses on debt and perpetual securities by magnitude as of December 31, 2009.

Percentage Decline From Amortized Cost

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less than 20% Amortized Cost	Less than 20% Unrealized Loss	20% to 50% Amortized Cost	20% to 50% Unrealized Loss	Greater than 50% Amortized Cost	Greater than 50% Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 20,160	$ 2,035	$ 17,289	$ 1,191	$ 2,871	$ 844	$ –	$ –
Below-investment-grade securities	3,539	1,029	1,366	138	1,571	560	602	331
Held-to-maturity securities:								
Investment-grade securities	16,466	1,393	15,517	1,040	623	173	326	180
Below-investment-grade securities	200	98	–	–	200	98	–	–
Total	$ 40,365	$ 4,555	$ 34,172	$ 2,369	$ 5,265	$ 1,675	$ 928	$ 511

The following table presents the 10 largest unrealized loss positions in our portfolio as of December 31, 2009.

(In millions)	Credit Rating	Amortized Cost	Fair Value	Unrealized Loss
Investcorp SA	BB	$ 452	$ 223	$ 229
SLM Corp.	BBB	356	165	191
Banco Espirito Santo	A	326	192	134
CSAV (Tollo Shipping Co. S.A.)	B	261	135	126
UPM-Kymmene	BB	337	224	113
Aiful Corporation	CCC	175	74	101
Morgan Stanley Aces 2008-6*	BB	200	102	98
Hella KG Hueck & Co.	BB	238	148	90
UniCredit SpA (includes HVB & Bank Austria)	A	553	463	90
The Sultanate of Oman	A	380	293	87

*Collateralized debt obligation

Declines in fair value noted above resulted from changes in interest rates and credit spreads, yen/dollar exchange rates, and issuer credit status. However, we believe it would be inappropriate to recognize impairment charges because we believe the changes in fair value are temporary. See Note 3 of the Notes to the Consolidated Financial Statements for discussion about the investments in the preceding table.

Investment Valuation and Cash

We estimate the fair values of our securities available for sale on a monthly basis. We monitor the estimated fair values obtained from our custodian and pricing brokers and those derived from our discounted cash flow pricing model for consistency from month to month, while considering current market conditions. We also periodically discuss with our custodian and pricing brokers the pricing techniques they use to monitor the consistency of their approach and periodically assess the appropriateness of the valuation level assigned to the values obtained from them. See Note 4 of the Notes to the Consolidated Financial Statements for the fair value hierarchy classification of our securities available for sale as of December 31, 2009.

Cash, cash equivalents and short-term investments totaled $2.3 billion, or 3.2% of total investments and cash, as of December 31, 2009, compared with $.9 billion, or 1.4%, at December 31, 2008. For a discussion of the factors causing the change in our cash balance, see the Operating Activities, Investing Activities and Financing Activities sections of this MD&A.

For additional information concerning our investments, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

The following table presents deferred policy acquisition costs by segment for the years ended December 31.

(In millions)	2009	2008	% Change
Aflac Japan	$ 5,846	$ 5,644	3.6%*
Aflac U.S.	2,687	2,593	3.6
Total	$ 8,533	$ 8,237	3.6%

*Aflac Japan's deferred policy acquisition costs increased 4.8% in yen during the year ended December 31, 2009.

The increase in Aflac Japan's deferred policy acquisition costs was primarily driven by total new annualized premium sales. See Note 5 of the Notes to the Consolidated Financial Statements for additional information on our deferred policy acquisition costs.

Policy Liabilities

The following table presents policy liabilities by segment for the years ending December 31.

(In millions)	2009	2008	% Change
Aflac Japan	$ 62,055	$ 59,466	4.4%
Aflac U.S.	7,187	6,750	6.5
Other	3	3	–
Total	$ 69,245	$ 66,219	4.6%

*Aflac Japan's policy liabilities increased 5.6% in yen during the year ended December 31, 2009.

The increase in Aflac Japan's policy liabilities was primarily the result of the growth and aging of our in-force business. See Note 6 of the Notes to the Consolidated Financial Statements for additional information on our policy liabilities.

Notes Payable

Notes payable totaled $2.6 billion at December 31, 2009, compared with $1.7 billion at December 31, 2008. In April 2009, we redeemed our $450 million senior notes upon their maturity. In May 2009, the Parent Company issued $850 million in senior notes that are due in May 2019, and in December 2009, also issued $400 million in senior notes that are due in December 2039. In July 2009, the Parent Company executed a ¥10 billion loan that is due in July 2015. In August 2009, the Parent Company executed a ¥5 billion loan that is due in August 2015. During 2009, we extinguished portions of our yen-denominated Uridashi and Samurai debt by buying the notes on the open market. We paid ¥4.4 billion to extinguish ¥6.0 billion of debt, yielding a realized gain from extinguishment of debt of ¥1.6 billion, or $17 million ($11 million after-tax), which we included in other income. The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains and losses on investment securities) was 22.3% as of December 31, 2009, compared with 18.0% a year ago. See Note 7 of the Notes to the Consolidated Financial Statements for additional information on our notes payable.

Benefit Plans

Aflac Japan and Aflac U.S. have various benefit plans. For additional information on our Japanese and U.S. plans, see Note 12 of the Notes to the Consolidated Financial Statements.

Policyholder Protection Corporation

The Japanese insurance industry has a policyholder protection system that provides funds for the policyholders of insolvent insurers. On December 12, 2008, legislation was enacted extending the framework of the Life Insurance Policyholder Protection Corporation (LIPPC), which included government fiscal measures supporting the LIPPC through March 2012.

On October 10, 2008, a small life insurance company, Yamato Life Insurance, filed for bankruptcy. The LIPPC made a decision to provide funds to Yamato Life Insurance in the amount of ¥27.7 billion. Although our future assessments for the LIPPC cannot be determined at this time, we believe the bankruptcy will not have a material adverse effect on our financial position or results of operations.

Hedging Activities

Aflac has limited hedging activities. Our primary exposure to be hedged is our investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. To mitigate this exposure, we have taken the following courses of action. First, Aflac Japan maintains a portfolio of dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in Aflac Japan. Second, we have designated the Parent Company's yen-denominated liabilities (Samurai and Uridashi notes and yen-denominated loans) as a hedge of our investment in Aflac Japan. At the beginning of each quarter, we make our net investment hedge designation. If the total of our yen-denominated liabilities is equal to or less than our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect is reported in the unrealized foreign currency component of other comprehensive income. Should these yen-denominated liabilities exceed our investment in Aflac Japan, the foreign exchange effect on the portion of the liabilities that exceeds our investment in Aflac Japan would be recognized in net earnings (other income). We estimate that if our yen-denominated liabilities exceeded our investment in Aflac Japan by ¥10 billion, we would report a foreign exchange gain/loss of approximately $1 million for every one yen weakening/strengthening in the end-of-period yen/dollar exchange rate. For the second quarter of 2009, we de-designated ¥678 million of our yen-denominated liabilities, which was the amount by which our yen-denominated liabilities exceeded our yen net investment position in Aflac Japan. The ¥678 million was reduced by ¥600 million during the quarter when we extinguished a portion of our outstanding Samurai debt (see Note 7 of the Notes to the Consolidated Financial Statements for more information). We recognized an immaterial loss in net earnings (other income) during the quarter ended June 30, 2009, for the negative foreign exchange effect on the portion of our yen-denominated liabilities that was not designated as a hedge of our net investment in Japan. At the beginning of the third and fourth quarters of 2009 when we reassessed our hedge designations, our yen net asset position exceeded our total yen-denominated liabilities; therefore, all of the liabilities were designated as a hedge of our net investment in Aflac Japan, resulting in no impact on net earnings during the second half of 2009. Our net investment hedge was effective during the years ended December 31, 2008, and 2007; therefore, there was no impact on net earnings during those periods.

We have interest rate swap agreements related to the ¥20 billion variable interest rate Uridashi notes. By entering into these contracts, we have been able to lock in our interest rate at 1.52% in yen. We have designated these interest rate swaps as a hedge of the variability in our interest cash flows associated with the variable interest rate Uridashi notes. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes, and the swaps had no value at inception. GAAP requires that the change in the fair value of the swap contracts be recorded in other comprehensive income so long as the hedge is deemed effective. Any ineffectiveness is recognized in net earnings (other income). These hedges were effective during the three-year period ended December 31, 2009; therefore, there was no impact on net earnings. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations. See Note 13 of the Notes to the Consolidated Financial Statements for information on material unconditional purchase obligations that are not recorded on our balance sheet.

CAPITAL RESOURCES AND LIQUIDITY

Aflac provides the primary sources of liquidity to the Parent Company through dividends and management fees. The following table presents the amounts provided for the years ended December 31:

Liquidity Provided by Aflac to Parent Company

(In millions)	**2009**	2008	2007
Dividends declared or paid by Aflac	**$ 464**	$ 1,062	$ 1,362
Management fees paid by Aflac	**124**	71	80

The primary uses of cash by the Parent Company are shareholder dividends, the repurchase of its common shares and interest on its outstanding indebtedness. The Parent Company's sources and uses of cash are reasonably predictable and are not expected to change materially in the future. For additional information, see the Financing Activities section of this MD&A.

The Parent Company also accesses debt security markets to provide additional sources of capital. In March 2009, we filed a shelf registration statement with the SEC that allows us to issue an indefinite amount of senior and subordinated debt, in one or more series, from time to time through May 2012. We issued $850 million of senior notes in May 2009 and $400 million of senior notes in December 2009 under this registration statement. In November 2009, we filed an additional shelf registration statement with Japanese regulatory authorities that allows us to issue up to ¥100 billion of yen-denominated Samurai notes in Japan (approximately $1.1 billion, using the December 31, 2009, exchange rate) through November 2011. If issued, these Samurai notes would not be available to U.S. persons. We believe outside sources for additional debt and equity capital, if needed, will continue to be available. For additional information, see Note 7 of the Notes to the Consolidated Financial Statements.

The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

When making an investment decision, our first consideration is based on product needs. Our investment objectives provide for liquidity through the purchase of investment-grade debt securities. These objectives also take into account duration matching, and because of the long-term nature of our business, we have adequate time to react to changing cash flow needs.

As a result of policyholder aging, claims payments are expected to gradually increase over the life of a policy. Therefore, future policy benefit reserves are accumulated in the early years of a policy and are designed to help fund future claims payments. We expect our future cash flows from premiums and our investment portfolio to be sufficient to meet our cash needs for benefits and expenses.

The table at the top of the following page presents the estimated payments by period of our major contractual obligations as of December 31, 2009. We translated our yen-denominated obligations using the December 31, 2009, exchange rate. Actual future payments as reported in dollars will fluctuate with changes in the yen/dollar exchange rate.

The distribution of payments for future policy benefits is an estimate of all future benefit payments for policies in force as of December 31, 2009. These projected values contain assumptions for future policy persistency, mortality and morbidity. The distribution of payments for unpaid policy claims includes assumptions as to the timing of policyholders reporting claims for prior periods and the amount of those claims. Actual amounts and timing of both future policy benefits and unpaid policy claims payments may differ significantly from the estimates above. We anticipate that the future policy benefit liability of $61.5 billion at December 31, 2009, along with future net premiums and investment income, will be sufficient to fund future policy benefit payments.

The distribution of payments due in less than one year for long-term debt consists of ¥39.4 billion for our Samurai

Distribution of Payments by Period

(In millions)	Total Liability*	Total Payments	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Future policy benefits liability	$ 61,501	$ 278,065	$ 9,018	$ 17,528	$ 17,151	$ 234,368
Unpaid policy claims liability	3,270	3,270	2,463	483	190	134
Long-term debt – principal	2,593	2,597	428	669	–	1,500
Long-term debt – interest	16	1,572	119	226	214	1,013
Policyholder protection corporation	128	128	33	73	22	–
Operating service agreements	N/A**	516	115	187	147	67
Operating lease obligations	N/A**	181	63	60	25	33
Capitalized lease obligations	6	6	3	3	–	–
Marketing commitments	N/A**	51	26	25	–	–
Total contractual obligations	$ 67,514	$ 286,386	$ 12,268	$ 19,254	$ 17,749	$ 237,115

Liabilities for unrecognized tax benefits in the amount of $11 have been excluded from the tabular disclosure above because the timing of cash payment is not reasonably estimable.

* Liability amounts are those reported on the consolidated balance sheet as of December 31, 2009.

** Not applicable

notes ($428 million at the December 31, 2009, exchange rate) that are due in July 2010. We plan to use existing cash to redeem these notes. See Note 7 of the Notes to the Consolidated Financial Statements for more information.

Consolidated Cash Flows

We translate cash flows for Aflac Japan's yen-denominated items into U.S. dollars using weighted-average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. The following table summarizes consolidated cash flows by activity for the years ended December 31.

Consolidated Cash Flows by Activity

(In millions)	2009	2008	2007
Operating activities	**$ 6,161**	$ 4,965	$ 4,656
Investing activities	**(5,476)**	(4,283)	(3,654)
Financing activities	**699**	(1,383)	(655)
Exchange effect on cash and cash equivalents	**(2)**	79	13
Net change in cash and cash equivalents	**$ 1,382**	$ (622)	$ 360

Operating Activities

Consolidated cash flow from operations increased 24% in 2009, compared with 2008. The table at the top of the following column summarizes operating cash flows by source for the years ended December 31.

Net Cash Provided by Operating Activities

(In millions)	2009	2008	2007
Aflac Japan	**$ 5,177**	$ 4,225	$ 3,573
Aflac U.S. and other operations	**984**	740	1,083
Total	**$ 6,161**	$ 4,965	$ 4,656

The increase in Aflac Japan operating cash flows during 2009 was due primarily to the strengthening of the yen against the U.S. dollar. Despite an overall increase in 2009, Aflac U.S. operating cash flows have been reduced by the payout of lump-sum return-of-premium benefits to policyholders on a closed block of U.S. cancer insurance business. These benefit payouts began in 2008 and will conclude in 2012. We paid out $152 million in 2009 and $63 million in 2008, and we anticipate paying out an additional $213 million over the next three years.

Investing Activities

Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. The following table summarizes investing cash flows by source for the years ended December 31.

Net Cash Used by Investing Activities

(In millions)	2009	2008	2007
Aflac Japan	**$ (5,156)**	$ (3,874)	$ (3,231)
Aflac U.S. and other operations	**(320)**	(409)	(423)
Total	**$ (5,476)**	$ (4,283)	$ (3,654)

The increase in Aflac Japan cash used by investing activities during 2009 was due primarily to the return of $1.2 billion in cash that we were holding as cash collateral for loaned securities in our short-term security lending arrangements.

Prudent portfolio management dictates that we attempt to match the duration of our assets with the duration of our liabilities. Currently, when our debt and perpetual securities mature, the proceeds may be reinvested at a yield below that required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the long-term nature of our business and our strong cash flows provide us with the ability to minimize the effect of mismatched durations and/or yields identified by various asset adequacy analyses. When market opportunities arise, we dispose of selected debt and perpetual securities that are available for sale to improve the duration matching of our assets and liabilities, improve future investment yields, and/or rebalance our portfolio. As a result, dispositions before maturity can vary significantly from year to year. Dispositions before maturity were approximately 12%

of the annual average investment portfolio of debt and perpetual securities available for sale during the year ended December 31, 2009, compared with 4% for the years ended December 31, 2008, and 2007. This increase in 2009 was due primarily to a bond-swap program that we executed to generate investment gains to take advantage of tax loss carryforwards.

Financing Activities

Consolidated cash provided by financing activities was $699 million in 2009, compared with consolidated cash used by financing activities of $1.4 billion in 2008 and $655 million in 2007. In April 2009, we redeemed our $450 million senior notes and settled the related cross-currency, interest rate swaps that were used to convert the original dollar-denominated debt obligation into yen. In May 2009, the Parent Company issued $850 million in senior notes that are due in May 2019, and in December 2009, also issued $400 million in senior notes that are due in December 2039. In July 2009, the Parent Company executed a ¥10 billion loan that is due in July 2015. In August 2009, the Parent Company executed a ¥5 billion loan that is due in August 2015. Cash returned to shareholders through dividends was $524 million in 2009, compared with cash returned to shareholders through dividends and treasury stock purchases of $1.9 billion in 2008 and $979 million in 2007.

During 2009, we extinguished portions of our yen-denominated Uridashi and Samurai debt by buying the notes on the open market. We paid ¥4.4 billion to extinguish ¥6.0 billion of debt, yielding a realized gain from extinguishment of debt of ¥1.6 billion, or $17 million ($11 million after-tax), which we included in other income.

In July 2010, ¥39.4 billion (approximately $428 million using the December 31, 2009, exchange rate) of our Samurai notes will mature. We plan to use existing cash to pay off these notes.

We have no restrictive financial covenants related to our notes payable. We were in compliance with all of the covenants of our notes payable at December 31, 2009.

The following tables present a summary of treasury stock activity during the years ended December 31.

Treasury Stock Purchased

(In millions of dollars and thousands of shares)	**2009**	2008	2007
Treasury stock purchases	**$ 10**	$ 1,490	$ 606
Number of shares purchased:			
Open market	**–**	23,201	11,073
Other	**264**	146	559
Total shares purchased	**264**	23,347	11,632

Treasury Stock Issued

(In millions of dollars and thousands of shares)	**2009**	2008	2007
Stock issued from treasury	**$ 17**	$ 32	$ 47
Number of shares issued	**1,043**	2,001	2,723

During 2009, we did not repurchase shares of our common stock in the open market. In 2008, under share repurchase authorizations from our board of directors, we purchased 23.2 million shares of our common stock in the open market, funded with internal capital. The total 23.2 million shares was comprised of 12.5 million shares purchased through an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) and 10.7 million shares purchased through Goldman, Sachs & Co. (GS&Co.). See Note 9 of the Notes to the Consolidated Financial Statements for additional information.

As of December 31, 2009, a remaining balance of 32.4 million shares of our common stock was available for purchase under share repurchase authorizations by our board of directors. The 32.4 million shares available for purchase were comprised of 2.4 million shares remaining from an authorization from the board of directors in 2006 and 30.0 million shares from a board authorization in 2008. We will closely monitor global financial markets and our capital position before we commit to further share repurchases.

Cash dividends paid to shareholders in 2009 of $1.12 per share increased 16.7% over 2008. The 2008 dividend paid of $.96 per share increased 20.0% over 2007. The following table presents the sources of dividends to shareholders for the years ended December 31.

(In millions)	**2009**	2008	2007
Dividends paid in cash	**$ 524**	$ 434	$ 373
Dividends declared but not paid	**(131)**	131	(91)
Dividends through issuance of treasury shares	**–**	20	19
Total dividends to shareholders	**$ 393**	$ 585	$ 301

In February 2010, the board of directors declared the first quarter 2010 cash dividend of $.28 per share. The dividend is payable on March 1, 2010, to shareholders of record at the close of business on February 16, 2010.

Regulatory Restrictions

Aflac is domiciled in Nebraska and is subject to its regulations. The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by Aflac to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net income from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group of companies. These regulatory limitations are not expected to affect the level of management fees or dividends paid by Aflac to the Parent Company. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the NAIC, as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. Aflac's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. The NAIC's risk-based capital (RBC) formula is used by insurance regulators to help identify inadequately capitalized insurance companies. The RBC formula quantifies insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of risks inherent in the insurer's operations. Aflac's company action level RBC ratio was 479% as of December 31, 2009. Our RBC ratio remains high and reflects a strong capital and surplus position. As of December 31, 2009, our total adjusted capital exceeded the amounts to achieve a company action level RBC of 400% and 350% by $953 million and $1.6 billion, respectively. See Note 11 of the Notes to the Consolidated Financial Statements for information regarding the impact of permitted practices by the Nebraska Department of Insurance on our statutory capital and surplus. Currently, the NAIC has ongoing regulatory initiatives relating to revisions to the RBC formula as well as numerous initiatives covering insurance products, investments, and other actuarial and accounting matters.

In addition to limitations and restrictions imposed by U.S. insurance regulators, Japan's FSA may not allow profit repatriations or other transfers from Aflac Japan if they would cause Aflac Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standard. As of December 31, 2009, Aflac Japan's solvency margin ratio was 885.5%, which significantly exceeds regulatory minimums. See the Japanese Regulatory Environment section of this MD&A for a discussion of proposed changes to the calculation of the solvency margin ratio.

Payments are made from Aflac Japan to the Parent Company for management fees and to Aflac U.S. for allocated expenses and remittances of earnings. The following table details Aflac Japan remittances for the years ended December 31.

Aflac Japan Remittances

(In millions of dollars and billions of yen)	**2009**	2008	2007
Aflac Japan management fees paid to Parent Company	**$ 26**	$ 26	$ 32
Expenses allocated to Aflac Japan	**37**	36	33
Aflac Japan profit remittances to Aflac U.S. in dollars	**230**	598	567
Aflac Japan profit remittances to Aflac U.S. in yen	**¥ 20.0**	¥ 64.1	¥ 67.8

Aflac Japan remitted less profit to Aflac U.S. in 2009 to support its solvency margin ratio.

For additional information on regulatory restrictions on dividends, profit repatriations and other transfers, see Note 11 of the Notes to the Consolidated Financial Statements.

Rating Agencies

Aflac is rated AA- by S&P, Aa2 (Excellent) by Moody's, and A+ (Superior) by A.M. Best for financial strength and AA- by R&I for insurance claims-paying ability. Aflac Incorporated's senior debt, Samurai notes, and Uridashi notes are rated A- by S&P, A2 by Moody's and A by R&I. S&P, Moody's and A.M. Best have classified Aflac's credit outlook as negative, consistent with their outlook on the insurance industry. R&I has classified Aflac's credit outlook as stable.

Other

For information regarding commitments and contingent liabilities, see Note 13 of the Notes to the Consolidated Financial Statements.

Consolidated Statements of Earnings

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) Years Ended December 31,	**2009**	2008	2007
Revenues:			
Premiums, principally supplemental health insurance	**$ 16,621**	$14,947	$12,973
Net investment income	**2,765**	2,578	2,333
Realized investment gains (losses):			
Other-than-temporary impairment losses:			
Total other-than-temporary impairment losses	**(1,387)**	(753)	(23)
Other-than-temporary impairment losses recognized in other comprehensive income	**26**	–	–
Other-than-temporary impairment losses realized	**(1,361)**	(753)	(23)
Sales and redemptions	**149**	(254)	51
Total realized investment gains (losses)	**(1,212)**	(1,007)	28
Other income	**80**	36	59
Total revenues	**18,254**	16,554	15,393
Benefits and expenses:			
Benefits and claims	**11,308**	10,499	9,285
Acquisition and operating expenses:			
Amortization of deferred policy acquisition costs	**942**	775	640
Insurance commissions	**1,568**	1,460	1,331
Insurance expenses	**1,977**	1,743	1,491
Interest expense	**72**	29	27
Other operating expenses	**152**	134	120
Total acquisition and operating expenses	**4,711**	4,141	3,609
Total benefits and expenses	**16,019**	14,640	12,894
Earnings before income taxes	**2,235**	1,914	2,499
Income tax expense:			
Current	**830**	636	548
Deferred	**(92)**	24	317
Total income taxes	**738**	660	865
Net earnings	**$ 1,497**	$ 1,254	$ 1,634
Net earnings per share:			
Basic	**$ 3.21**	$ 2.65	$ 3.35
Diluted	**3.19**	2.62	3.31
Weighted-average outstanding common shares used in computing earnings per share (In thousands):			
Basic	**466,552**	473,405	487,869
Diluted	**469,063**	478,815	493,971

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) December 31,	**2009**	2008
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities (amortized cost $37,633 in 2009 and $36,034 in 2008)	**$ 36,781**	$ 35,012
Perpetual securities (amortized cost $7,554 in 2009 and $9,074 in 2008)	**7,263**	8,047
Equity securities (cost $22 in 2009 and $24 in 2008)	**24**	27
Securities held to maturity, at amortized cost:		
Fixed maturities (fair value $25,828 in 2009 and $23,084 in 2008)	**26,687**	24,436
Other investments	**114**	87
Cash and cash equivalents	**2,323**	941
Total investments and cash	**73,192**	68,550
Receivables	**764**	920
Accrued investment income	**649**	650
Deferred policy acquisition costs	**8,533**	8,237
Property and equipment, at cost less accumulated depreciation	**593**	597
Other	**375**	377
Total assets	**$ 84,106**	$ 79,331
Liabilities and shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	**$ 61,501**	$ 59,310
Unpaid policy claims	**3,270**	3,118
Unearned premiums	**926**	874
Other policyholders' funds	**3,548**	2,917
Total policy liabilities	**69,245**	66,219
Notes payable	**2,599**	1,721
Income taxes	**1,653**	1,201
Payables for return of cash collateral on loaned securities	**483**	1,733
Other	**1,709**	1,818
Commitments and contingent liabilities (Note 13)		
Total liabilities	**75,689**	72,692
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,900,000 shares in 2009 and 2008; issued 661,209 shares in 2009 and 660,035 shares in 2008	**66**	66
Additional paid-in capital	**1,228**	1,184
Retained earnings	**12,410**	11,306
Accumulated other comprehensive income:		
Unrealized foreign currency translation gains	**776**	750
Unrealized gains (losses) on investment securities:		
Unrealized gains (losses) on securities not other-than-temporarily impaired	**(624)**	(1,211)
Unrealized gains (losses) on other-than-temporarily impaired securities	**(16)**	–
Total unrealized gains (losses) on investment securities	**(640)**	(1,211)
Pension liability adjustment	**(107)**	(121)
Treasury stock, at average cost	**(5,316)**	(5,335)
Total shareholders' equity	**8,417**	6,639
Total liabilities and shareholders' equity	**$ 84,106**	$ 79,331

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Aflac Incorporated and Subsidiaries

(In millions, except for per-share amounts) Years Ended December 31,	**2009**	2008	2007
Common stock:			
Balance, beginning of period	**$ 66**	$ 66	$ 66
Balance, end of period	**66**	66	66
Additional paid-in capital:			
Balance, beginning of period	**1,184**	1,054	895
Exercise of stock options	**11**	44	74
Share-based compensation	**35**	40	39
Gain on treasury stock reissued	**(2)**	46	46
Balance, end of period	**1,228**	1,184	1,054
Retained earnings:			
Balance, beginning of period	**11,306**	10,637	9,304
Net earnings	**1,497**	1,254	1,634
Dividends to shareholders ($.84 per share in 2009, $1.24 per share in 2008, and $.615 per share in 2007)	**(393)**	(585)	(301)
Balance, end of period	**12,410**	11,306	10,637
Accumulated other comprehensive income:			
Balance, beginning of period	**(582)**	934	1,426
Change in unrealized foreign currency translation gains (losses) during period, net of income taxes	**26**	621	75
Change in unrealized gains (losses) on investment securities during period, net of income taxes:			
Change in unrealized gains (losses) on investment securities not other-than-temporarily impaired, net of income taxes	**587**	(2,085)	(576)
Change in unrealized gains (losses) on other-than-temporarily impaired investment securities, net of income taxes	**(16)**	–	–
Total change in unrealized gains (losses) on investment securities during period, net of income taxes	**571**	(2,085)	(576)
Pension liability adjustment during period, net of income taxes	**14**	(52)	9
Balance, end of period	**29**	(582)	934
Treasury stock:			
Balance, beginning of period	**(5,335)**	(3,896)	(3,350)
Purchases of treasury stock	**(10)**	(1,490)	(606)
Cost of shares issued	**29**	51	60
Balance, end of period	**(5,316)**	(5,335)	(3,896)
Total shareholders' equity	**$ 8,417**	$ 6,639	$ 8,795

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Aflac Incorporated and Subsidiaries

(In millions) Years Ended December 31,	**2009**	2008	2007
Cash flows from operating activities:			
Net earnings	**$ 1,497**	$ 1,254	$ 1,634
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in receivables and advance premiums	**406**	(10)	(176)
Increase in deferred policy acquisition costs	**(358)**	(462)	(454)
Increase in policy liabilities	**3,019**	3,235	3,194
Change in income tax liabilities	**139**	(271)	421
Realized investment (gains) losses	**1,212**	1,007	(28)
Other, net	**246**	212	65
Net cash provided by operating activities	**6,161**	4,965	4,656
Cash flows from investing activities:			
Proceeds from investments sold or matured:			
Securities available for sale:			
Fixed maturities sold	**4,798**	897	1,261
Fixed maturities matured or called	**1,976**	1,496	1,552
Perpetual securities sold	**595**	484	194
Equity securities sold	**2**	–	–
Securities held to maturity:			
Fixed maturities matured or called	**212**	247	45
Perpetual securities matured or called	**–**	–	140
Costs of investments acquired:			
Securities available for sale:			
Fixed maturities	**(7,521)**	(4,042)	(3,848)
Equity securities	**(2)**	–	–
Securities held to maturity:			
Fixed maturities	**(4,167)**	(3,973)	(2,920)
Purchase of subsidiary	**(83)**	–	–
Cash received as collateral on loaned securities, net	**(1,214)**	670	(23)
Other, net	**(72)**	(62)	(55)
Net cash used by investing activities	**(5,476)**	(4,283)	(3,654)
Cash flows from financing activities:			
Purchases of treasury stock	**(10)**	(1,490)	(606)
Proceeds from borrowings	**1,405**	–	242
Principal payments under debt obligations	**(560)**	(5)	(247)
Dividends paid to shareholders	**(524)**	(434)	(373)
Change in investment-type contracts, net	**364**	471	210
Treasury stock reissued	**17**	32	47
Other, net	**7**	43	72
Net cash provided (used) by financing activities	**699**	(1,383)	(655)
Effect of exchange rate changes on cash and cash equivalents	**(2)**	79	13
Net change in cash and cash equivalents	**1,382**	(622)	360
Cash and cash equivalents, beginning of period	**941**	1,563	1,203
Cash and cash equivalents, end of period	**$ 2,323**	$ 941	$ 1,563
Supplemental disclosures of cash flow information:			
Income taxes paid	**$ 627**	$ 765	$ 416
Interest paid	**61**	27	26
Impairment losses included in realized investment losses	**1,361**	753	23
Noncash financing activities:			
Capitalized lease obligations	**2**	3	1
Dividends declared	**–**	131	–
Treasury stock issued for:			
Associate stock bonus	**7**	43	38
Shareholder dividend reinvestment	**–**	20	19
Share-based compensation grants	**4**	2	2

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income *Aflac Incorporated and Subsidiaries*

(In millions) Years Ended December 31,	**2009**	2008	2007
Net earnings	**$ 1,497**	$ 1,254	$ 1,634
Other comprehensive income (loss) before income taxes:			
Foreign currency translation adjustments:			
Change in unrealized foreign currency translation gains (losses) during period	**65**	164	(8)
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) on investment securities during period	**(342)**	(4,078)	(848)
Reclassification adjustment for realized (gains) losses on investment securities included in net earnings	**1,217**	926	(28)
Unrealized gains (losses) on derivatives:			
Unrealized holding gains (losses) on derivatives during period	**–**	(2)	(1)
Pension liability adjustment during period	**22**	(81)	14
Total other comprehensive income (loss) before income taxes	**962**	(3,071)	(871)
Income tax expense (benefit) related to items of other comprehensive income (loss)	**351**	(1,555)	(379)
Other comprehensive income (loss), net of income taxes	**611**	(1,516)	(492)
Total comprehensive income (loss)	**$ 2,108**	$ (262)	$ 1,142

See the accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Aflac Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Additionally, Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC). Most of Aflac's policies are individually underwritten and marketed through independent agents. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business. Aflac Japan's revenues, including realized gains and losses on its investment portfolio, accounted for 73% of the Company's total revenues in 2009, 72% in 2008 and 71% in 2007. The percentage of the Company's total assets attributable to Aflac Japan was 85% at December 31, 2009, and 87% at December 31, 2008.

During the fourth quarter of 2009, the Parent Company closed its $100 million purchase of Continental American Insurance Group, Inc. (CAIG), which includes its wholly owned subsidiary CAIC. Subsequent to the closing, CAIG merged into Continental American Group, LLC, a limited liability company wholly owned by CAIC. As a result of the merger, CAIC became directly wholly owned by the Parent Company. CAIC, headquartered in Columbia, South Carolina, equips Aflac U.S. with a platform for offering attractive voluntary group insurance products that are well-suited for distribution by insurance brokers at the worksite. The purchase business combination resulted in the recognition of $97 million of net assets at fair value. An immaterial amount of intangible assets, including goodwill, was recognized as part of the business combination.

Basis of Presentation

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on currently available information. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, and income taxes. These accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

The consolidated financial statements include the accounts of the Parent Company, its subsidiaries, and those entities required to be consolidated under applicable accounting standards. All material intercompany accounts and transactions have been eliminated.

Significant Accounting Policies

Translation of Foreign Currencies: The functional currency of Aflac Japan's insurance operations is the Japanese yen. We translate our yen-denominated financial statement accounts into U.S. dollars as follows. Assets and liabilities are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period ended December 31, 2009.

Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars.

We have designated the yen-denominated Uridashi and Samurai notes and yen-denominated loans issued by the Parent Company as a hedge of our investment in Aflac Japan (see the section in this note titled, "Derivatives and Hedging"). Outstanding principal and related accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are recorded through other comprehensive income and are included in accumulated other comprehensive income.

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

Insurance premiums for health and life policies are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates based on sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs by major product groupings to determine that they are recoverable from future revenues. Any resulting adjustment is charged against net earnings.

Advertising expense is reported as incurred in insurance expenses in the consolidated statements of earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

Investments: Our debt securities consist of fixed-maturity securities, which are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other fixed-maturity debt securities, our perpetual securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt and perpetual securities, or the purchase cost for equity securities, the excess is an unrealized gain, and if lower than cost, the difference is an unrealized loss.

The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses on debt securities transferred to the held-to-maturity portfolio, less related deferred income taxes, are recorded through other comprehensive income and included in accumulated other comprehensive income.

Amortized cost of debt and perpetual securities is based on our purchase price adjusted for accrual of discount, or amortization of premium, and recognition of impairment charges, if any. The amortized cost of debt and perpetual securities we purchase at a discount or premium will equal the face or par value at maturity or the call date, if applicable. Interest is reported as income when earned and is adjusted for amortization of any premium or discount.

Our investments in qualified special purpose entities (QSPEs) are accounted for as fixed-maturity or perpetual securities. All of our investments in QSPEs are held in our available-for-sale portfolio. See the New Accounting Pronouncements section of Note 1 for a discussion of changes to the accounting for these investments effective January 1, 2010.

For the collateralized mortgage obligations (CMOs) held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield, which is based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in CMO securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

We use the specific identification method to determine the gain or loss from securities transactions and report the realized gain or loss in the consolidated statements of earnings.

Our credit analysts/research personnel routinely monitor and evaluate the difference between the amortized cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in fair value is other than temporary. For investments with a fair value below amortized cost, the process includes evaluating, among other factors, the length of time and the extent to which amortized cost exceeds fair value, the financial condition, operations, credit and liquidity posture, and future prospects of the issuer as well as our intent or need to dispose of the security prior to recovery of its fair value to amortized cost. This process is not exact and requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment's amortized cost exceeds its fair value solely due to changes in interest rates, impairment may not be appropriate.

In periods prior to 2009, if, after monitoring and analyses, management believed that a decline in fair value was other than temporary, we adjusted the amortized cost of the security to fair value and reported a realized loss in the consolidated statements of earnings. Subsequent to the adoption of updated accounting guidance on impairments in 2009, our accounting policy changed. If, after monitoring and analyses, management believes that fair value will not recover to amortized cost prior to the disposal of the security, we recognize an other-than-temporary impairment of the security. Once a security is considered to be other-than-temporarily impaired, the impairment loss is separated into two separate components: the portion of the impairment related to credit and the portion of the impairment related to factors other than credit. We automatically recognize a charge to earnings for the credit-related portion of other-than-temporary impairments. Impairments related to factors other than credit are charged to earnings in the event we intend to sell the security prior to the recovery of its amortized cost or if it is more likely than not that we would be required to dispose of the security prior to recovery of its amortized cost; otherwise, non-credit-related other-than-temporary impairments are charged to other comprehensive income.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is reported as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not reported as an asset or liability.

Deferred Policy Acquisition Costs: The costs of acquiring new business are deferred and amortized with interest over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality, persistency and interest assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain direct and allocated policy issue, underwriting and marketing expenses. All of these costs vary with and are primarily related to the production of new business.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. For internal replacement transactions where the resulting contract is substantially unchanged, the policy is accounted for as a continuation of the replaced contract. Unamortized deferred acquisition costs from the original policy continue to be amortized over the expected life of the new policy, and the costs of replacing the policy are accounted for as policy maintenance costs and expensed as incurred. Internal replacement transactions that result in a policy that is not substantially unchanged are accounted for as an extinguishment of the original policy and the issuance of a new policy. Unamortized deferred acquisition costs on the original policy that was replaced are immediately expensed, and the costs of acquiring the new policy are capitalized and amortized in accordance with our accounting policies for deferred acquisition costs.

Policy Liabilities: Future policy benefits represent claims that are expected to occur in the future and are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation. These assumptions are generally established at the time a policy is issued.

Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

For internal replacements that are determined to not be substantially unchanged, policy liabilities related to the original policy that was replaced are immediately released, and policy liabilities are established for the new insurance contract.

Income Taxes: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse.

Derivatives and Hedging: We do not use derivatives for trading purposes, nor do we engage in leveraged derivative transactions. At December 31, 2009, our only outstanding stand-alone derivative contracts were interest rate swaps related to our ¥20 billion variable interest rate Uridashi notes (see Notes 4 and 7).

From time to time, we purchase certain investments that contain an embedded derivative. We assess whether this embedded derivative is clearly and closely related to the asset that serves as its host contract. If we deem that the embedded derivative's terms are not clearly and closely related to the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the derivative is separated from that contract and held at fair value on the consolidated statements of financial position, with changes in fair value reported in earnings.

We document all relationships between hedging instruments and hedged items, as well as our risk-management objectives for undertaking various hedge transactions. This process includes linking derivatives and nonderivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values or cash flows of the hedged items. The assessment of hedge effectiveness determines the accounting treatment of noncash changes in fair value.

Until April 2009, we designated our cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. We included the fair value of the cross-currency swaps in either other assets or other liabilities on the balance sheet. We reported the changes in fair value of the foreign currency portion of our cross-currency swaps in other comprehensive income. Changes in the fair value of the interest rate component are reflected in other income in the consolidated statements of earnings.

We have designated our interest rate swaps as a hedge of the variability of the interest cash flows associated with the variable interest rate Uridashi notes. We include the fair value of the interest rate swaps in either other assets or other liabilities on the balance sheet. We report the changes in fair value of the interest-rate swaps in other comprehensive income as long as they are deemed effective. Should any portion of the swap be deemed ineffective, that value would be reported in other income in the consolidated statements of earnings.

See the New Accounting Pronouncements section of Note 1 for a discussion of changes in accounting for derivative instruments associated with our investments in QSPEs and variable interest entities (VIEs).

Policyholder Protection Corporation and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection corporation. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection corporation contributions on an annual basis and report any adjustments in Aflac Japan's expenses.

In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

Treasury Stock: Treasury stock is reflected as a reduction of shareholders' equity at cost. We use the weighted-average purchase cost to determine the cost of treasury stock that is reissued. We include any gains and losses in additional paid-in capital when treasury stock is reissued.

Earnings Per Share: We compute basic earnings per share (EPS) by dividing net earnings by the weighted-average number of unrestricted shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of share-based awards.

Reclassifications: Certain reclassifications have been made to prior-year amounts to conform to current-year reporting classifications. These reclassifications had no impact on net earnings or total shareholders' equity.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Employers' disclosures about postretirement benefit plan assets: In December 2008, the FASB issued accounting guidance on employers' disclosures about postretirement benefit plan assets. This guidance requires more detailed disclosures about plan assets of a defined benefit pension or other postretirement plan, including investment strategies; major categories of plan assets; concentrations of risk within plan assets; inputs and valuation techniques used to measure the fair value of plan assets; and the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period. We adopted this guidance as of December 31, 2009. The adoption did not have an impact on our financial position or results of operations.

Accounting Standards Codification: In June 2009, the FASB issued guidance that eliminates the hierarchy of authoritative accounting and reporting guidance on nongovernmental GAAP and replaces it with a single authoritative source, the FASB Accounting Standards Codification™ (ASC). Securities and Exchange Commission (SEC) rules and interpretive releases, which may not be included in their entirety within the ASC, will remain as authoritative GAAP for SEC registrants. The ASC affects the way in which users refer to GAAP and perform accounting research, but does not change GAAP. We adopted the provisions of this guidance as of September 30, 2009. The adoption did not have an impact on our financial position or results of operations.

Subsequent events: In May 2009, the FASB issued accounting guidance on subsequent events which establishes standards for the recognition and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This update requires companies to recognize in their financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the balance sheet date. This update prohibits companies from recognizing in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance sheet date, but requires information about those events to be disclosed if the financial statements would otherwise be misleading. We adopted this new guidance as of June 30, 2009. The adoption did not have an impact on our financial position or results of operations.

Fair value measurements and disclosures: In April 2009, the FASB issued accounting guidance on fair value measurements and disclosures which provides information on how to determine the fair value of assets and liabilities in the current economic environment and re-emphasizes that the objective of a fair value measurement remains an exit price. This guidance provides factors to consider when determining whether there has been a significant decrease in the volume and level of activity in the market for an asset or liability as well as provides factors for companies to consider in identifying transactions that are not orderly. This guidance also discusses the necessity of adjustments to transaction or quoted prices to estimate fair value in accordance with GAAP when it is determined that there has been a significant decrease in the volume and level of activity or that the transaction is not orderly. We adopted this guidance as of March 31, 2009. The adoption did not have a material impact on our financial position or results of operations.

Recognition and presentation of other-than-temporary impairments: In April 2009, the FASB issued accounting guidance that modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. In accordance with this new guidance, the intention to sell a security and the expectation regarding the recovery of the entire amortized cost basis of a security governs the recognition of other-than-temporary impairment losses. This guidance also modifies the presentation of other-than-temporary impairment losses in financial statements and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. We adopted this guidance as of March 31, 2009. The adoption did not have a material impact on our financial position or results of operations.

In January 2009, the FASB issued accounting guidance on impairments. This guidance applies to all entities with certain beneficial interests in securitized financial assets. It amends the impairment model on beneficial interests held by a transferor in securitized financial assets, to be similar to the impairment model of debt and equity securities. In determining other-than-temporary impairments on the aforementioned interests, this guidance permits the use of reasonable management judgment on the probability that the holder will be unable to collect all amounts due, in addition to the former policy of reliance on market participant assumptions about future cash flows. We adopted this guidance as of December 31, 2008. The adoption did not have a material impact on our financial position or results of operations.

Disclosures about derivative instruments and hedging activities: In March 2008, the FASB issued accounting guidance on derivatives and hedging. This guidance establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. It expands disclosure requirements with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for in accordance with GAAP, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. To meet those objectives, this new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. We adopted this new guidance as of January 1, 2009. The adoption did not have an effect on our financial position or results of operations.

Disclosures about transfers of financial assets and interests in variable interest entities: In December 2008, the FASB issued accounting guidance on transfers of financial assets and interests in variable interest entities. This guidance pertains to disclosures only, improving the transparency of transfers of financial assets and an enterprise's involvement with VIEs, including QSPEs. The additional required disclosures related to asset transfers primarily focus on the transferor's continuing involvement with transferred financial assets and the related risks retained. This guidance also requires additional disclosures that focus on a company's involvement with VIEs and its judgments about the accounting for them. In addition, it requires certain nontransferor public enterprises to disclose details about QSPEs with which they are involved. We adopted the provisions of this new guidance as of December 31, 2008. The adoption did not have an impact on our financial position or results of operations.

Accounting for deferred acquisition costs: In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued accounting guidance on deferred acquisition costs in connection with modifications or exchanges of insurance contracts. It provides accounting guidance on internal replacements of insurance and investment contracts other than those specifically described in the accounting guidance issued by the FASB regarding accounting and reporting by insurance enterprises for certain long-duration contracts and for realized gains and losses from the sale of investments. We adopted the provisions of this guidance effective January 1, 2007. We have determined that certain of our policy modifications in both the United States and Japan that were previously accounted for as a continuation of existing coverage will be considered internal replacements that are substantially changed as contemplated by this new guidance and will be accounted for as the extinguishment of the affected policies and the issuance of new contracts. The adoption of this guidance increased net earnings in 2007 by $6 million, or $.01 per diluted share, and was insignificant to our financial position and results of operations.

Accounting Pronouncements Pending Adoption

Fair value measurements and disclosures: In January 2010, the FASB issued amended accounting guidance on fair value disclosures. This guidance requires new disclosures about transfers in and out of fair value hierarchy Levels 1 and 2. This portion of the guidance is effective for interim and annual periods beginning after December 15, 2009. This guidance also requires the activity in Level 3 for purchases, sales, issuances, and settlements to be reported on a gross, rather than net, basis. This portion of the guidance is effective for interim and annual periods beginning after December 15, 2010. We do not expect the adoption of this standard to have any impact on our financial position or results of operations.

Accounting for variable interest entities and transfers of financial assets: In June 2009, the FASB issued amended guidance on accounting for VIEs and transfers of financial assets. This guidance defines new criteria for determining the primary beneficiary of a VIE; increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE; eliminates the exemption for the consolidation of QSPEs; establishes conditions for reporting a transfer of a portion of a financial asset as a sale; modifies the financial asset derecognition criteria; and requires additional disclosures. This accounting guidance is effective for fiscal years beginning after November 15, 2009, and early application is prohibited.

As a result of implementing this new accounting guidance on January 1, 2010, we will be required to consolidate certain of the former QSPEs and VIEs with which we are currently involved. We do not believe there are any VIEs that we will be required to deconsolidate on January 1, 2010.

As of December 31, 2009, we had beneficial interests in QSPEs with a total amortized cost of $4.4 billion, which we will begin consolidating effective January 1, 2010. Our beneficial interests in the former QSPEs are structured as debt investments, which we have classified as available for sale. We are the only beneficial interest holder in the QSPEs and our risk of loss over the life of these investments is limited to the amount of our original investment. These investments are primarily structured as reverse dual-currency investments whereby the principal payments are denominated in yen and the periodic coupon payments are denominated in dollars. The underlying assets of each QSPE includes a debt or hybrid instrument and a derivative transaction (swap) that swaps all or a portion of the cash flows from the debt/hybrid instrument into yen, the functional currency of Aflac Japan. The QSPE operates in accordance with a set of governing documents and all of the critical activities are entirely predefined.

We also have interests in VIEs with a total amortized cost of $3.0 billion, of which $496 million we will be required to consolidate as a result of this new accounting guidance. Many of these VIEs that we will begin consolidating are structured as collateralized debt obligations (CDOs) that combine highly rated underlying assets as collateral with a credit default swap (CDS) linked to a portfolio of reference assets. These structures produce an investment security that consists of multiple asset tranches with varying levels of subordination within the VIE. We currently own only senior CDO tranches within these VIEs. The underlying collateral assets and funding of these VIEs are generally static in nature, and these VIEs are limited to holding the underlying collateral and CDS contracts and utilizing the cash flows from the collateral and CDS contracts.

Upon the initial consolidation of the VIEs and QSPEs on January 1, 2010, the assets, liabilities, and noncontrolling interests of the VIEs and QSPEs will be recorded at their carrying values, which is the amounts at which the assets, liabilities, and noncontrolling interests would have been carried in the consolidated financial statements when we first met the conditions to be the primary beneficiary. For any of the former QSPEs and VIEs that are required to be consolidated, we also considered whether any of the derivatives in these structures qualify on January 1, 2010, as a cash flow hedge of the changes in cash flows attributable to foreign currency and/or interest rate risk. Certain of the swaps may not qualify for hedge accounting since the swap has a fair value on January 1, 2010. Other swaps may not qualify for hedge accounting since they increase, rather than reduce, cash flow risk.

The estimated impact of consolidating these VIEs and former QSPEs as of January 1, 2010, includes three components. The first component is the valuation differences associated with the underlying securities and derivatives included in the former QSPE structures. Prior to the consolidation of these QSPEs, we utilized a pricing model to value our beneficial interests and did not separately consider the fair value of the individual assets included within the structure. The cumulative impact of these valuation adjustments will be recorded in other comprehensive income or retained earnings depending on whether the valuation adjustment is associated with the underlying debt securities and whether the derivative qualifies as a cash flow hedge.

Another portion of the impact of consolidation is related to the currency translation adjustments that were previously recognized for our beneficial interests in the VIEs and QSPEs that were yen-denominated. Since some of the underlying assets in the VIEs and QSPEs are dollar-denominated, the previously recognized currency translation adjustment will be reversed and any amortization/accretion of discount/premium recognized as a cumulative impact through retained earnings.

The final portion relates to the fair value of CDSs included in the CDOs that had been designated as held to maturity. Under U.S. GAAP, these credit default swaps will be recorded at fair value as a cumulative effect adjustment through retained earnings. The CDSs are not eligible for hedge accounting.

The following table summarizes the estimated after-tax consolidation impact:

(In millions)	Total Shareholders' Equity
Cumulative valuation adjustments	$ 157*
Currency translation adjustments	(295)
Credit default swaps	(73)
Total	$ (211)

*Includes $54 in realized gains which represents the effective portion of derivatives that qualify for and are designated as cash flow hedges on January 1, 2010

For additional information concerning our investments in QSPEs and VIEs, see Note 3.

SEC Guidance

On October 14, 2008, the SEC issued a letter to the FASB addressing questions raised by various interested parties regarding declines in the fair value of perpetual preferred securities, or so-called "hybrid securities," and the assessment of those declines under existing accounting guidelines for other-than-temporary impairments. In its letter, the SEC recognized that hybrid securities are often structured in equity form but generally possess significant debt-like characteristics. The SEC also recognized that existing accounting guidance does not specifically address the impact, if any, of the debt-like characteristics of these hybrid securities on the assessment of other-than-temporary impairments.

After consultation with and concurrence of the FASB staff, the SEC concluded that it will not object to the use of an other-than-temporary impairment model that considers the debt-like characteristics of hybrid securities (including the anticipated recovery period), provided there has been no evidence of a deterioration in credit of the issuer (for example, a decline in the cash flows from holding the investment or a downgrade of the rating of the security below investment grade), in filings after the date of its letter until the matter can be addressed further by the FASB.

We maintain investments in subordinated financial instruments, or hybrid securities. Within this class of investments, we own perpetual securities. These perpetual securities are subordinated to other debt obligations of the issuer, but rank higher than the issuers' equity securities. Perpetual securities have characteristics of both debt and equity investments, along with unique features that create economic maturity dates for the securities. Although perpetual securities have no contractual maturity date, they have stated interest coupons that were fixed at their issuance and subsequently change to a floating short-term rate of interest of 125 to more than 300 basis points above an appropriate market index, generally by the 25th year after issuance. We believe this interest step-up penalty has the effect of creating an economic maturity date for our perpetual securities. We accounted for and reported perpetual securities as debt securities and classified them as both available-for-sale and held-to-maturity securities until the third quarter of 2008.

We concluded in the third quarter of 2008 that all of our investments in perpetual securities should be classified as available-for-sale securities. We also concluded that our perpetual securities should be evaluated for other-than-temporary impairments using an equity security impairment model for periods prior to June 30, 2008, as opposed to our previous policy of using a debt security impairment model. We recognized realized investment losses of $294 million ($191 million after-tax) in the third quarter of 2008 as a result of applying our equity impairment model to this class of securities through June 30, 2008. Included in the $191 million other-than-temporary impairment charge is $40 million, $53 million, $50 million, and $38 million, net of tax, that relate to the years ended December 31, 2007, 2006, 2005 and 2004, respectively; and, $10 million, net of tax, that relates to the quarter ended June 30, 2008. There were no impairment charges related to the perpetual securities in the first quarter of 2008. The impact of classifying all of our perpetual securities as available-for-sale securities and assessing them for other-than-temporary impairments under our equity impairment model was determined to be immaterial to our results of operations and financial position for any previously reported period. Consistent with the previously mentioned SEC letter regarding the appropriate impairment model for hybrid securities, we have applied our debt security impairment model to our perpetual securities in periods subsequent to June 30, 2008, with the exception of certain securities that are rated below investment grade and are therefore being evaluated under our equity impairment model. We will continue with this approach pending further guidance from the SEC or the FASB.

Recent accounting guidance not discussed above is not applicable or did not have an impact to our business.

2. BUSINESS SEGMENT AND FOREIGN INFORMATION

The Company consists of two reportable insurance business segments: Aflac Japan and Aflac U.S., both of which sell supplemental health and life insurance. As discussed in Note 1, in the fourth quarter of 2009 we purchased CAIG which includes its wholly owned subsidiary CAIC. CAIC is included in the Aflac U.S. business segment effective October 1, 2009.

Operating business segments that are not individually reportable are included in the "Other business segments" category. We do not allocate corporate overhead expenses to business segments. We evaluate and manage our business segments using a financial performance measure called pretax operating earnings. Our definition of operating earnings excludes the following items from net earnings on an after-tax basis: realized investment gains/losses, the impact from ASC 815 (formerly referred to as SFAS 133), and nonrecurring items. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding operations by segment for the years ended December 31 appears in the tables on the following page.

(In millions)	2009	2008	2007
Revenues:			
Aflac Japan:			
Earned premiums:			
Cancer	**$ 6,406**	$ 5,718	$ 4,937
Medical and other health	**4,110**	3,547	2,928
Life insurance	**1,662**	1,409	1,172
Net investment income	**2,265**	2,053	1,801
Other income	**43**	15	27
Total Aflac Japan	**14,486**	12,742	10,865
Aflac U.S.:			
Earned premiums:			
Accident/disability	**2,012**	1,941	1,785
Cancer	**1,245**	1,197	1,114
Other health	**989**	958	885
Life insurance	**198**	176	152
Net investment income	**499**	505	500
Other income	**10**	10	10
Total Aflac U.S.	**4,953**	4,787	4,446
Other business segments	**51**	38	37
Total business segments	**19,490**	17,567	15,348
Realized investment gains (losses)	**(1,212)**	(1,007)	28
Corporate	**137**	85	116
Intercompany eliminations	**(161)**	(91)	(99)
Total revenues	**$ 18,254**	$ 16,554	$ 15,393

(In millions)	2009	2008	2007
Pretax Earnings:			
Aflac Japan	**$ 2,800**	$ 2,250	$ 1,821
Aflac U.S.	**776**	745	692
Other business segments	**-**	(1)	–
Total business segments	**3,576**	2,994	2,513
Interest expense, noninsurance operations	**(73)**	(26)	(21)
Corporate and eliminations	**(68)**	(42)	(25)
Pretax operating earnings	**3,435**	2,926	2,467
Realized investment gains (losses)	**(1,212)**	(1,007)	28
Impact from ASC 815	**(4)**	(5)	4
Gain on extinguishment of debt	**16**	–	–
Total earnings before income taxes	**$ 2,235**	$ 1,914	$ 2,499
Income taxes applicable to pretax operating earnings	**$ 1,158**	$ 1,015	$ 854
Effect of foreign currency translation on operating earnings	**124**	111	(11)

Assets as of December 31 were as follows:

(In millions)	2009	2008
Assets:		
Aflac Japan	**$ 71,639**	$ 69,141
Aflac U.S.	**11,779**	9,679
Other business segments	**142**	166
Total business segments	**83,560**	78,986
Corporate	**11,261**	8,716
Intercompany eliminations	**(10,715)**	(8,371)
Total assets	**$ 84,106**	$ 79,331

Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for or during the periods ended December 31. Exchange effects were calculated using the same yen/dollar exchange rate for the current year as for each respective prior year.

	2009	2008	2007
Statements of Earnings:			
Weighted-average yen/dollar exchange rate	**93.49**	103.46	117.93
Yen percent strengthening (weakening)	**10.7%**	14.0%	(1.4)%
Exchange effect on net earnings (millions)	**$ 55**	$ 55	$ (10)

	2009	2008
Balance Sheets:		
Yen/dollar exchange rate at December 31	**92.10**	91.03
Yen percent strengthening (weakening)	**(1.2)%**	25.4%
Exchange effect on total assets (millions)	**$ (799)**	$ 13,312
Exchange effect on total liabilities (millions)	**(778)**	13,180

Aflac Japan maintains a portfolio of dollar-denominated securities, which serves as an economic currency hedge of a portion of our investment in Aflac Japan. We have designated the Parent Company's yen-denominated notes payable as a hedge of our investment in Aflac Japan. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows at December 31 (translated at end-of-period exchange rates):

(In millions)	2009	2008
Aflac Japan net assets	**$ 6,736**	$ 5,944
Aflac Japan dollar-denominated net assets	**(4,000)**	(3,416)
Aflac Japan yen-denominated net assets	**2,736**	2,528
Parent Company yen-denominated net liabilities	**(962)**	(1,876)
Consolidated yen-denominated net assets subject to foreign currency translation fluctuations	**$ 1,774**	$ 652

Transfers of funds from Aflac Japan: Aflac Japan makes payments to the Parent Company for management fees and to Aflac U.S. for allocated expenses and profit repatriations. Information on transfers for each of the years ended December 31 is shown below. See Note 11 for information concerning restrictions on transfers from Aflac Japan.

(In millions)	2009	2008	2007
Management fees	**$ 26**	$ 26	$ 32
Allocated expenses	**37**	36	33
Profit repatriation	**230**	598	567
Total transfers from Aflac Japan	**$ 293**	$ 660	$ 632

Policyholder Protection Corporation: The total liability accrued for our obligations to the Japanese Life Insurance Policyholder Protection Corporation (LIPPC) was $128 million

(¥11.8 billion) at December 31, 2009, compared with $161 million (¥14.6 billion) a year ago. The obligation is payable in semi-annual installments through 2013.

Property and Equipment: The costs of buildings, furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 45 years for buildings and 10 years for furniture and equipment). Expenditures for maintenance and repairs are expensed as incurred; expenditures for betterments are capitalized and depreciated. Classes of property and equipment as of December 31 were as follows:

(In millions)	**2009**	2008	2007
Property and equipment:			
Land	**$ 153**	$ 146	$ 120
Buildings	**501**	505	403
Equipment	**293**	265	244
Total property and equipment	**947**	916	767
Less accumulated depreciation	**354**	319	271
Net property and equipment	**$ 593**	$ 597	$ 496

Receivables: Receivables consist primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2009, $397 million, or 52.0% of total receivables, were related to Aflac Japan's operations, compared with $527 million, or 57.3%, at December 31, 2008.

3. INVESTMENTS

Net Investment Income

The components of net investment income for the years ended December 31 were as follows:

(In millions)	**2009**	2008	2007
Fixed-maturity securities	**$ 2,413**	$ 2,204	$ 1,936
Perpetual securities	**367**	375	372
Equity securities and other	**3**	3	2
Short-term investments and cash equivalents	**6**	22	45
Gross investment income	**2,789**	2,604	2,355
Less investment expenses	**24**	26	22
Net investment income	**$ 2,765**	$ 2,578	$ 2,333

Investment Holdings

The amortized cost for our investments in debt and perpetual securities, the cost for equity securities and the fair values of these investments at December 31 are shown in the following table.

	2009				2008			
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale, carried at fair value:								
Fixed maturities:								
Yen-denominated:								
Japan government and agencies	$ 11,710	$ 405	$ 174	$ 11,941	$ 11,153	$ 988	$ 16	$ 12,125
Mortgage- and asset-backed securities	549	13	-	562	491	8	–	499
Public utilities	2,284	145	79	2,350	2,282	188	17	2,453
Collateralized debt obligations	165	97	24	238	253	6	–	259
Sovereign and supranational	833	28	96	765	943	37	126	854
Banks/financial institutions	5,248	144	784	4,608	4,667	81	686	4,062
Other corporate	6,401	112	714	5,799	6,183	155	576	5,762
Total yen-denominated	27,190	944	1,871	26,263	25,972	1,463	1,421	26,014
Dollar-denominated:								
U.S. government and agencies	221	3	7	217	266	6	1	271
Municipalities	519	4	28	495	119	1	14	106
Mortgage- and asset-backed securities*	586	9	78	517	738	7	189	556
Collateralized debt obligations	24	7	2	29	53	–	37	16
Public utilities	1,587	123	42	1,668	1,337	34	165	1,206
Sovereign and supranational	353	48	9	392	366	44	9	401
Banks/financial institutions	2,668	75	259	2,484	2,910	107	529	2,488
Other corporate	4,485	339	108	4,716	4,273	182	501	3,954
Total dollar-denominated	10,443	608	533	10,518	10,062	381	1,445	8,998
Total fixed maturities	37,633	1,552	2,404	36,781	36,034	1,844	2,866	35,012
Perpetual securities:								
Yen-denominated:								
Banks/financial institutions	6,964	311	604	6,671	8,400	187	1,091	7,496
Other corporate	291	28	-	319	294	13	–	307
Dollar-denominated:								
Banks/financial institutions	299	30	56	273	380	–	136	244
Total perpetual securities	7,554	369	660	7,263	9,074	200	1,227	8,047
Equity securities	22	4	2	24	24	5	2	27
Total securities available for sale	$ 45,209	$ 1,925	$ 3,066	$ 44,068	$ 45,132	$ 2,049	$ 4,095	$ 43,086
Securities held to maturity, carried at amortized cost:								
Fixed maturities:								
Yen-denominated:								
Japan government and agencies	$ 217	$ 6	$ -	$ 223	$ 220	$ 17	$ –	$ 237
Municipalities	281	1	4	278	–	–	–	–
Mortgage- and asset-backed securities	167	2	6	163	75	1	1	75
Collateralized debt obligations	109	–	14	95	403	–	295	108
Public utilities	5,235	180	138	5,277	3,951	168	66	4,053
Sovereign and supranational	4,248	161	143	4,266	3,582	93	132	3,543
Banks/financial institutions	11,775	140	984	10,931	12,291	147	1,195	11,243
Other corporate	4,455	142	104	4,493	3,714	145	84	3,775
Total yen-denominated	26,487	632	1,393	25,726	24,236	571	1,773	23,034
Dollar-denominated:								
Collateralized debt obligations	200	–	98	102	200	–	150	50
Total dollar-denominated	200	–	98	102	200	–	150	50
Total securities held to maturity	$ 26,687	$ 632	$ 1,491	$ 25,828	$ 24,436	$ 571	$ 1,923	$ 23,084

*Includes $25 of other-than-temporary non-credit related losses

The methods of determining the fair values of our investments in debt securities, perpetual securities and equity securities are described in Note 4.

During 2009, we reclassified 12 investments from the held-to-maturity portfolio to the available-for-sale portfolio as a result of significant declines in the issuers' creditworthiness. At the time of transfer, the securities had an aggregate amortized cost of $1.3 billion and an aggregate unrealized loss of $548 million.

During 2008, Lehman Brothers Special Financing Inc. (LBSF), the swap counterparty under four of our CDO debt securities, filed for bankruptcy protection along with certain of its affiliates (including Lehman Brothers Holdings Inc., the guarantor of LBSF's obligations relating to the CDOs). We transferred these CDOs from the held-to-maturity portfolio to the available-for-sale portfolio as a result of the default by LBSF under the swaps. In connection with the transfer, we took an impairment charge primarily related to the foreign currency component of three of these CDOs totaling $20 million ($13 million after-tax). This impairment charge was included in realized investment losses during 2008. At the time of the transfer and after impairment charges, these CDO debt securities had a total amortized cost of $245 million and an unrealized gain of $3 million. The unrealized gain related to the only CDO of the four that was not impaired. In the fourth quarter of 2009, we redeemed these four CDO securities and received the underlying collateral assets.

We transferred four other debt securities from the held-to-maturity portfolio to the available-for-sale portfolio during 2008 as a result of significant deterioration in the issuers' creditworthiness. At the time of the transfer, the securities had an aggregate amortized cost of $268 million and an aggregate unrealized loss of $131 million.

During 2007, we reclassified an investment from the held-to-maturity portfolio to the available-for-sale portfolio as a result of a significant deterioration in the issuer's creditworthiness. At the date of transfer, this debt security had an amortized cost of $169 million and an unrealized loss of $8 million. The investment was subsequently sold at a realized gain of $12 million.

Contractual and Economic Maturities

The contractual maturities of our investments in fixed maturities at December 31, 2009, appear in the table at the top of the next column.

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 624	$ 632	$ 5	$ 5
Due after one year through five years	5,384	5,840	279	309
Due after five years through 10 years	2,433	2,594	790	883
Due after 10 years	21,464	20,007	5,403	5,317
Mortgage- and asset-backed securities	883	879	250	198
Total fixed maturities available for sale	$ 30,788	$ 29,952	$ 6,727	$ 6,712
Held to maturity:				
Due after one year through five years	$ 1,595	$ 1,643	$ 200	$ 102
Due after five years through 10 years	2,554	2,853	–	–
Due after 10 years	22,171	21,067	–	–
Mortgage- and asset-backed securities	167	163	–	–
Total fixed maturities held to maturity	$ 26,487	$ 25,726	$ 200	$ 102

At December 31, 2009, the Parent Company had a portfolio of investment-grade available-for-sale fixed-maturity securities totaling $118 million at amortized cost and $117 million at fair value, which is not included in the table above.

Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

As previously described in Note 1, our perpetual securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the interest coupons that were fixed at issuance subsequently change to a floating short-term interest rate of 125 to more than 300 basis points above an appropriate market index, generally by the 25th year after issuance, thereby creating an economic maturity date. The economic maturities of our investments in perpetual securities, which were all reported as available for sale at December 31, 2009, were as follows:

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 109	$ 111	$ –	$ –
Due after one year through five years	1,060	1,177	–	–
Due after five years through 10 years	1,543	1,691	5	4
Due after 10 years through 15 years	–	–	–	–
Due after 15 years	4,603	4,062	234	218
Total perpetual securities available for sale	$ 7,315	$ 7,041	$ 239	$ 222

Investment Concentrations

Our investment discipline begins with a top-down approach for each investment opportunity we consider. Consistent with that approach, we first approve each country in which we invest. In our approach to sovereign analysis, we consider the political, legal and financial context of the sovereign entity in which an issuer is domiciled and operates. Next we approve the issuer's industry sector, including such factors as the stability of results and the importance of the sector to the overall economy. Specific credit names within approved countries and industry sectors are evaluated for their market positions and specific strengths and potential weaknesses. Structures in which we invest are chosen for specific portfolio management purposes, including asset/liability management, portfolio diversification and net investment income.

Investment exposures that individually exceeded 10% of shareholders' equity as of December 31 were as follows:

	2009			2008		
(In millions)	**Credit Rating**	**Amortized Cost**	**Fair Value**	Credit Rating	Amortized Cost	Fair Value
Japan National Government	**AA**	**$ 11,167**	**$ 11,375**	AA	$ 10,604	$ 11,533
Israel Electric Corp.	**BBB**	**889**	**869**	BBB	902	902
Republic of Tunisia	**BBB**	**868**	**862**	BBB	880	909
HSBC Holdings PLC **	*	*	*	AA	856	860
HBOS PLC**	*	*	*	AA	686	611
Republic of South Africa	*	*	*	BBB	674	727

* Less than 10% of shareholders' equity at reporting date

** For this issuer, we own more than one security with different ratings.

Our largest investment industry sector concentration is banks and financial institutions. Within the countries we approve for investment opportunities, we primarily invest in financial institutions that are strategically crucial to each approved country's economy. The bank and financial institution sector is a highly regulated industry and plays a strategic role in the global economy. We achieve some degree of diversification in the bank and financial institution sector through a geographically diverse universe of credit exposures. Within this sector, the more significant concentration of our credit risk by geographic region or country of issuer at December 31, 2009, based on amortized cost, was: Europe, excluding the United Kingdom (48%); United States (20%); United Kingdom (8%); Japan (9%); and other (15%).

Our total investments in the bank and financial institution sector as of December 31, including those classified as perpetual securities, appear in the table at the top of the next column.

	2009		2008	
	Total Investments in Banks and Financial Institutions Sector (in millions)	**Percentage of Total Investment Portfolio**	Total Investments in Banks and Financial Institutions Sector (in millions)	Percentage of Total Investment Portfolio
Debt securities:				
Amortized cost	**$ 19,691**	**28%**	$ 19,868	28%
Fair value	**18,023**	**26**	17,793	27
Perpetual securities:				
Upper Tier II:				
Amortized cost	**$ 4,909**	**7%**	$ 6,238	9%
Fair value	**4,938**	**7**	5,960	9
Tier I:				
Amortized cost	**2,354**	**3**	2,542	4
Fair value	**2,006**	**3**	1,780	3
Total:				
Amortized cost	**$ 26,954**	**38%**	$ 28,648	41%
Fair value	**24,967**	**36**	25,533	39

Realized Investment Gains and Losses

Information regarding pretax realized gains and losses from investments for the years ended December 31 follows:

(In millions)	**2009**	2008	2007
Realized investment gains (losses) on securities:			
Debt securities:			
Available for sale:			
Gross gains from sales	**$ 258**	$ 10	$ 40
Gross losses from sales	**(18)**	(265)	(6)
Net gains (losses) from redemptions	**1**	3	17
Impairment losses	**(630)**	(298)	(22)
Held to maturity:			
Impairment losses	**–**	(75)	–
Net gains (losses) from redemptions	**1**	–	–
Total debt securities	**(388)**	(625)	29
Perpetual securities:			
Available for sale:			
Gross gains from sales	**4**	–	–
Gross losses from sales	**(101)**	–	–
Impairment losses	**(729)**	(379)	–
Held to maturity:			
Gross gains from sales	**–**	5	–
Total perpetual securities	**(826)**	(374)	–
Equity securities:			
Impairment losses	**(2)**	(1)	(1)
Total equity securities	**(2)**	(1)	(1)
Other long-term assets	**4**	(7)	–
Total realized investment gains (losses)	**$ (1,212)**	$(1,007)	$ 28

In 2009, we realized pretax investment losses of $1,361 million ($884 million after-tax) as a result of the recognition of other-than-temporary impairment losses. We realized pretax investment losses of $101 million ($66 million after-tax) from the exchange of two of our Lloyd's Banking Group plc perpetual security investments. We exchanged our investment in Lloyds TSB Bank plc yen-denominated, Upper Tier II perpetual securities into yen-denominated, Lower Tier II fixed-maturity securities. We also exchanged our holdings of Bank of Scotland plc yen-denominated, Upper Tier II perpetual securities into yen-denominated, Lower Tier II fixed-maturity securities. The losses were partially offset by pretax investment gains of $250 million ($162 million after-tax) that were generated primarily from a bond-swap program that took advantage of tax loss carryforwards.

In 2008, we realized pretax investment losses of $753 million ($489 million after-tax) as a result of the recognition of other-than-temporary impairment losses. We realized pretax investment losses, net of gains, of $254 million ($166 million after-tax) from securities sold or redeemed in the normal course of business.

In 2007, we realized pretax investment losses of $23 million ($15 million after-tax) as a result of the recognition of other-than-temporary impairment losses. We realized pretax investment gains, net of losses, of $51 million ($34 million after-tax) from securities sold or redeemed in the normal course of business.

Other-than-temporary Impairment

The fair value of our debt and perpetual security investments fluctuates based on changes in credit spreads in the global financial markets. Credit spreads are most impacted by market rates of interest, the general and specific credit environment and global market liquidity. We believe that fluctuations in the fair value of our investment securities related to changes in credit spreads have little bearing on whether our investment is ultimately recoverable. Therefore, we consider such declines in fair value to be temporary even in situations where an investment remains in an unrealized loss position for a year or more.

However, in the course of our credit review process, we may determine that it is unlikely that we will recover our investment in an issuer due to factors specific to an individual issuer, as opposed to general changes in global credit spreads. In this event, we consider such a decline in the investment's fair value, to the extent below the investment's cost or amortized cost, to be an other-than-temporary impairment of the investment and write the investment down to its fair value. The determination of whether an impairment is other than temporary is subjective and involves the consideration of various factors and circumstances, which includes but is not limited to the following:

- issuer financial condition, including profitability and cash flows
- credit status of the issuer
- the issuer's specific and general competitive environment
- published reports
- general economic environment
- regulatory, legislative and political environment
- the severity of the decline in fair value
- the length of time the fair value is below cost
- other factors as may become available from time to time

In addition to the usual investment risk associated with a debt instrument, our perpetual security holdings may be subject to the risk of nationalization of their issuers in connection with capital injections from an issuer's sovereign government. We cannot be assured that such capital support will extend to all levels of an issuer's capital structure. In addition, certain governments or regulators may consider imposing interest and principal payment restrictions on issuers of hybrid securities to preserve cash and build capital. In addition to the cash flow impact that additional deferrals would have on our portfolio, such deferrals could result in ratings downgrades of the affected securities, which in turn could impair the fair value of the securities and increase our regulatory capital requirements. We take factors such as these into account in our credit review process.

Another factor we consider in determining whether an impairment is other than temporary is an evaluation of our intent, need, or both to sell the security prior to its anticipated recovery in value. We perform ongoing analyses of our liquidity needs, which includes cash flow testing of our policy liabilities, debt maturities, projected dividend payments and other cash flow and liquidity needs. Our cash flow testing includes extensive duration matching of our investment portfolio and policy liabilities. Based on our analyses, we have concluded that we have sufficient excess cash flows to meet our liquidity needs without liquidating any of our investments prior to their maturity. In addition, provided that our credit review process results in a conclusion that we will collect all of our cash flows and recover our investment in an issuer, we generally do not sell investments prior to their maturity.

The majority of our investments are evaluated for other-than-temporary impairment using our debt impairment model. Our debt impairment model focuses on the ultimate collection of the cash flows from our investments. Our investments in perpetual securities that are rated below investment grade are evaluated for other-than-temporary impairment using our equity impairment model. Our equity impairment model focuses on the severity of a security's decline in fair value coupled with the length of time the fair value of the security has been below amortized cost.

The following table details our pretax impairment losses by investment category for the years ended December 31.

(In millions)	2009	2008	2007
Perpetual securities	$ 729	$ 379	$ –
Corporate bonds	458	160	20
Collateralized debt obligations	148	213	–
Collateralized mortgage obligations	24	–	2
Equity securities	2	1	1
Total other-than-temporary impairments	$ 1,361	$ 753	$ 23

As more fully discussed in the SEC Guidance section of Note 1, we apply the debt security impairment model to our perpetual securities provided there has been no evidence of deterioration in credit of the issuer, such as a downgrade of the rating of a perpetual security to below investment grade. During 2009, the perpetual securities of seven issuers we own were downgraded to below investment grade. As a result of these downgrades, we were required to evaluate these securities for other-than-temporary impairment using the equity security impairment model rather than the debt security impairment model. Use of the equity impairment model limits the forecasted recovery period that can be used in the impairment evaluation and, accordingly, affects both the recognition and measurement of other-than-temporary impairment losses. As a result of market conditions and the extent of changes in ratings on our perpetual securities, we recognized other-than-temporary impairment losses for perpetual securities being evaluated under our equity impairment model of $729 million ($474 million after-tax) during 2009.

During our review of certain CMOs, we determined that a portion of the other-than-temporary impairment of the securities was credit-related. However, we concluded a portion of the reduction in fair value below amortized cost was due to non-credit factors, which we believe we will recover. As a result, we recognized an impairment charge in earnings for credit-related declines in value of $24 million ($15 million after-tax) during 2009. We recorded an unrealized loss in other comprehensive income of $26 million ($17 million after-tax) during 2009 for the portion of the other-than-temporary impairment of these securities resulting from non-credit factors. We recorded an unrealized gain of $1 million in other comprehensive income for some of these CMOs to reflect the change in fair value subsequent to their other-than-temporary impairment recognized earlier in the year.

The other-than-temporary impairment losses recognized during 2009, of which a portion was transferred to other comprehensive income, related only to the other-than-temporary impairment of certain of our investments in CMOs. The other-than-temporary impairment charges related to credit and all other factors other than credit were determined using statistical modeling techniques. The model projects expected cash flows from the underlying mortgage pools assuming various economic recession scenarios including, more significantly, geographical and regional home data, housing valuations, prepayment speeds, and economic recession statistics. The following table summarizes credit-related impairment losses on securities for which other-than-temporary losses were recognized during 2009 and only the amount related to credit loss was recognized in earnings.

(In millions)	2009
Balance of credit loss impairments, beginning of period	$ –
Credit losses for which an other-than-temporary impairment was not previously recognized	24
Credit losses for which an other-than-temporary impairment was previously recognized	–
Balance of credit loss impairments, end of period	$ 24

Unrealized Investment Gains and Losses

Information regarding changes in unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	2009	2008	2007
Changes in unrealized gains (losses):			
Debt securities:			
Available for sale	$ 170	$ (2,134)	$ (838)
Transferred to held to maturity	(31)	(165)	(35)
Perpetual securities:			
Available for sale	736	(850)	–
Equity securities	(1)	(3)	(3)
Total change in unrealized gains (losses)	$ 874	$ (3,152)	$ (876)

Effect on Shareholders' Equity

The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 appears in the table at the top of the following page.

(In millions)	2009	2008
Unrealized gains (losses) on securities available for sale	$ (1,141)	$ (2,046)
Unamortized unrealized gains on securities transferred to held to maturity	148	179
Deferred income taxes	356	659
Other	(3)	(3)
Shareholders' equity, unrealized gains (losses) on investment securities	$ (640)	$ (1,211)

Gross Unrealized Loss Aging

The table below shows the fair value and gross unrealized losses, including the portion of other-than-temporary impairment recognized in accumulated other comprehensive income, of our available-for-sale and held-to-maturity investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31.

Analysis of Securities in Unrealized Loss Positions

The unrealized losses on our investments have been primarily related to changes in interest rates, foreign exchange rates or the widening of credit spreads rather than specific issuer credit-related events. In addition, because we do not intend to sell and do not believe it is likely that we will be required to sell these investments before a recovery of fair value to amortized cost, we do not consider any of these investments to be other-than-temporarily impaired as of and for the year ended December 31, 2009, with the exception of certain CMOs discussed in the previous section.
The following summarizes our evaluation of investment categories with significant unrealized losses and securities that were rated below investment grade. All other investment categories with securities in an unrealized loss position that are not specifically discussed below were comprised of investment grade fixed maturities.

	2009						2008					
	Total		Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer	
(In millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:												
U.S. government and agencies:												
Dollar-denominated	$ 175	$ 7	$ 112	$ 3	$ 63	$ 4	$ 77	$ 1	$ 76	$ 1	$ 1	$ –
Japan government and agencies:												
Yen-denominated	5,760	174	5,456	153	304	21	803	16	309	5	494	11
Municipalities:												
Dollar-denominated	378	28	322	11	56	17	69	14	28	1	41	13
Yen-denominated	223	4	223	4	–	–	–	–	–	–	–	–
Mortgage- and asset-backed securities:												
Dollar-denominated	338	78	78	3	260	75	406	189	284	138	122	51
Yen-denominated	54	6	35	–	19	6	26	1	–	–	26	1
Collateralized debt obligations:												
Dollar-denominated	117	100	–	–	117	100	60	188	56	162	4	26
Yen-denominated	181	38	–	–	181	38	101	295	75	145	26	150
Public utilities:												
Dollar-denominated	465	42	200	10	265	32	812	165	566	106	246	59
Yen-denominated	3,290	217	592	37	2,698	180	2,376	83	184	2	2,192	81
Sovereign and supranational:												
Dollar-denominated	92	9	43	3	49	6	106	9	101	9	5	–
Yen-denominated	2,331	239	948	31	1,383	208	1,780	257	571	71	1,209	186
Banks/financial institutions:												
Dollar-denominated	1,325	259	305	14	1,020	245	1,528	529	830	212	698	317
Yen-denominated	10,306	1,768	807	313	9,499	1,455	10,458	1,881	2,128	152	8,330	1,729
Other corporate:												
Dollar-denominated	1,393	108	535	13	858	95	2,166	501	1,178	241	988	260
Yen-denominated	6,084	818	1,643	93	4,441	725	4,342	660	420	29	3,922	631
Total fixed maturities	32,512	3,895	11,299	688	21,213	3,207	25,110	4,789	6,806	1,274	18,304	3,515
Perpetual securities:												
Dollar-denominated	181	56	–	–	181	56	235	136	70	46	165	90
Yen-denominated	3,117	604	373	28	2,744	576	4,284	1,091	830	89	3,454	1,002
Total perpetual securities	3,298	660	373	28	2,925	632	4,519	1,227	900	135	3,619	1,092
Equity securities	6	2	3	1	3	1	8	2	5	1	3	1
Total	$35,816	$4,557	$11,675	$ 717	$24,141	$3,840	$29,637	$6,018	$ 7,711	$1,410	$21,926	$4,608

Municipalities and Mortgage- and Asset-Backed Securities

At December 31, 2009, 74% of securities in the municipalities sector and 39% of securities in the mortgage- and asset-backed securities sector in an unrealized loss position were investment grade, compared with 53% and 100%, respectively, at the end of 2008. We have determined that the majority of the unrealized losses on the investments in these sectors were caused by widening credit spreads. However, we have determined that the ability of the issuers to service our investments has not been compromised. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit-related factors develop, as investments near maturity the unrealized gains or losses can be expected to diminish.

Collateralized Debt Obligation (CDO) Investments

As of December 31, 2009, 12% of our CDO investments in an unrealized loss position was investment grade, compared with 100% at the end of 2008. We have determined that these unrealized losses were primarily the result of widening credit spreads. The widening credit spreads in the CDO sector have been fueled by continued deterioration of the creditworthiness of the CDS reference credit entities underlying the CDO contracts and an overall contraction of market liquidity (demand) for CDO investments in all capital markets. As more fully described in our discussion regarding our investment in variable interest entities below, we only invested in the senior tranches of CDO structures. The subordinated tranches of our CDOs absorb the majority of the risk of loss, if any, arising from the CDS contracts underlying our CDOs. As a part of our credit analysis process, we obtain CDS default and default recovery probability statistics from published market sources. We use these default and default recovery statistics to project the number of defaults our CDOs can withstand before our CDO investment would be impaired. In addition to our review of default and default recovery statistics, we also assess the credit quality of the collateral underlying our CDOs.

Based on these reviews, we determined that the declines in value of certain of our CDO investments below their carrying value were considered to be other than temporary and wrote down our investment in these CDOs to their estimated fair value through a charge to earnings in the first and third quarters of 2009.

Our credit analyses of the CDO issues we own indicate that the remaining number of defaults that can be sustained in our CDOs, other than those disclosed in the preceding paragraph, is sufficient to withstand any expected credit deterioration without impairing the value of our investments. In addition, the credit quality of the collateral underlying these CDOs remains investment grade.

Bank and Financial Institution Investments

The following table shows the composition of our investments in an unrealized loss position in the bank and financial institution sector by fixed-maturity securities and perpetual securities. The table reflects those securities in that sector that were in an unrealized loss position as a percentage of our total investment portfolio in an unrealized loss position and their respective unrealized losses as a percentage of total unrealized losses at December 31.

	2009		2008	
	Percentage of Total Investments in an Unrealized Loss Position	**Percentage of Total Unrealized Losses**	Percentage of Total Investments in an Unrealized Loss Position	Percentage of Total Unrealized Losses
Fixed maturities	**33%**	**44%**	41%	40%
Perpetual securities:				
Upper Tier II	**5**	**5**	9	8
Tier I	**4**	**10**	6	12
Total perpetual securities	**9**	**15**	15	20
Total	**42%**	**59%**	56%	60%

The valuation and pricing pressures from certain structured investment securities throughout 2008 and in the first half of 2009, more notably the bank and financial institution sector's exposure to the well-publicized structured investment vehicles (SIVs), coupled with their exposure to the continued weakness in the housing sector in the UK, Europe and the United States, led to significant write-downs of asset values and capital pressure. In the second half of 2009, the valuation of credit securities improved. To reduce capital pressure, banks and other financial institutions have sought to enhance their capital positions through exchanges and tender offers. In addition, national governments in these regions have provided support in various forms, ranging from guarantees on new and existing debt to significant injections of capital. Should capital markets deteriorate, more of these banks and financial institutions may need various forms of government support. While it does not appear to be a preferred solution, some troubled banks and financial institutions may be nationalized. Few nationalizations have occurred to date, and the governments have generally stood behind the classes of investments that we own.

As of December 31, 2009, 75% of our investments in the bank and financial institution sector in an unrealized loss position was investment grade, compared with 96% at

December 31, 2008. We have determined that the majority of the unrealized losses on the investments in this sector were caused by widening credit spreads, the downturn in the global economic environment and, to a lesser extent, changes in foreign exchange rates. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit-related factors develop, as investments near maturity, the unrealized gains or losses can be expected to diminish. Based on our credit analysis, we believe that our investments in this sector have the ability to service their obligations to us.

Other Corporate Investments

As of December 31, 2009, 58% of the securities in the other corporate sector in an unrealized loss position was investment grade, compared with 70% at the end of 2008. For any credit-related declines in market value, we perform a more focused review of the related issuer's credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuers' continued ability to service our investments. We have determined that the majority of the unrealized losses on the investments in the other corporate sector were caused by widening credit spreads. Also impacting the unrealized losses in this sector is the decline in creditworthiness of certain issuers in the other corporate sector. Based on our credit analysis, we believe that our investments in this sector have the ability to service their obligation to us.

Perpetual Securities

At December 31, 2009, 92% of our total investments in perpetual securities in an unrealized loss position was investment grade, compared with 96% at December 31, 2008. The decrease in investment-grade securities was related to downgrades of investments we own. The majority of our investments in Upper Tier II and Tier I perpetual securities were in highly-rated global financial institutions. Upper Tier II securities have more debt-like characteristics than Tier I securities and are senior to Tier I securities, preferred stock, and common equity of the issuer. Conversely, Tier I securities have more equity-like characteristics, but are senior to the common equity of the issuer. They may also be senior to certain preferred shares, depending on the individual security, the issuer's capital structure and the regulatory jurisdiction of the issuer.

Details of our holdings of perpetual securities as of December 31, 2009, appear in the table at the top of the next column.

Perpetual Securities

(In millions)	Credit Rating	Amortized Cost	Fair Value	Unrealized Gain (Loss)
Upper Tier II:				
	AA	$ 1,074	$ 1,121	$ 47
	A	2,514	2,552	38
	BBB	774	780	6
	BB	838	803	(35)
Total Upper Tier II		5,200	5,256	56
Tier I:				
	AA	329	255	(74)
	A	1,308	1,027	(281)
	BBB	275	208	(67)
	BB or lower	442	517	75
Total Tier I		2,354	2,007	(347)
Total		$ 7,554	$ 7,263	$ (291)

With the exception of the Icelandic bank securities that we completely impaired in 2008 and our Tier I Lloyds Banking Group plc dollar-denominated Tier I perpetual securities (par value of $33 million at December 31, 2009), all of the perpetual securities we own were current on interest and principal payments at December 31, 2009. Based on amortized cost as of December 31, 2009, the geographic breakdown of our perpetual securities by issuer was as follows: European countries, excluding the United Kingdom (68%); the United Kingdom (14%); Japan (14%); and Australia (4%). To determine any credit-related declines in market value, we perform a more focused review of the related issuer's credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuer's continued ability to service our investment.

We have determined that the majority of our unrealized losses in the perpetual security category was principally due to widening credit spreads, largely as the result of the contraction of liquidity in the capital markets. Based on our reviews, we concluded that the ability of the issuers to service our investment has not been compromised by these factors. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit-related factors develop, as the investments near economic maturity, the unrealized gains or losses can be expected to diminish. Based on our credit analyses, we believe that our investments in this sector have the ability to service their obligations to us.

Qualified Special Purpose Entities (QSPEs) and Variable Interest Entities (VIEs)

As part of our investment activities, we own investments in QSPEs and VIEs. The table at the top of the following page details our investments in these vehicles as of December 31.

Investments in Qualified Special Purpose Entities and Variable Interest Entities

	2009		2008	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
QSPEs:				
Total QSPEs	**$ 4,405***	**$4,089**	$ 4,458*	$ 4,372
VIEs:				
Consolidated:				
Total VIEs consolidated	**$ 1,809**	**$1,522**	$ 1,842	$ 1,392
Not consolidated:				
CDOs	**498**	**464**	908	433
Other	**727**	**689**	517	499
Total VIEs not consolidated	**1,225**	**1,153**	1,425	932
Total VIEs	**$ 3,034****	**$2,675**	$ 3,267**	$ 2,324

* Total QSPEs represent 6.1% of total debt and perpetual securities in 2009 and 6.4% in 2008.

** Total VIEs represent 4.2% of total debt and perpetual securities in 2009 and 4.7% in 2008.

QSPEs

We have no equity interests in any of the QSPEs in which we invest, nor do we have control over these entities. Therefore, our loss exposure is limited to the cost of our investment. See Note 1 for a discussion of changes in accounting for our QSPEs under the provisions of amended FASB guidance, effective for us on January 1, 2010.

VIEs

Under accounting guidance in effect on December 31, 2009, we evaluate our involvement with VIEs at inception to determine our beneficial interests in the VIE and, accordingly, our beneficiary status. As a condition to our involvement or investment in a VIE, we enter into certain protective rights and covenants that preclude changes in the structure of the VIE that would alter the creditworthiness of our investment or our beneficial interest in the VIE. We would re-evaluate our beneficiary status should a reconsideration event occur. According to GAAP, reconsideration events include changes to a VIE's design or structure, contractual arrangements, and/or its equity at risk. Due to the static nature of these VIEs and our protective rights entered into as a condition of investing in the VIEs, there are few, if any, scenarios that would constitute a reconsideration event in our VIEs. To date, we have not had any reconsideration events in any of our VIEs. If we determine that we own less than 50% of the variable interest created by a VIE, we are not considered to be a primary beneficiary of the VIE and therefore are not required to consolidate the VIE.

Our involvement with all of the VIEs in which we have an interest is passive in nature, and we are not the arranger of these entities. Except as relates to our review and evaluation of the structure of these VIEs in the normal course of our investment decision-making process, we have not been involved in establishing these entities. We have not been nor are we required to purchase the securities issued in the future by any of these VIEs.

Our ownership interest in the VIEs is limited to holding the obligations issued by them. All of the VIEs in which we invest are static with respect to funding and have no ongoing forms of funding after the initial funding date. We have no direct or contingent obligations to fund the limited activities of these VIEs, nor do we have any direct or indirect financial guarantees related to the limited activities of these VIEs. We have not provided any assistance or any other type of financing support to any of the VIEs we invest in, nor do we have any intention to do so in the future. The weighted-average lives of our notes are very similar to the underlying collateral held by these VIEs where applicable.

Our risk of loss related to our interests in any of our VIEs is limited to our investment in the debt securities issued by them.

VIEs – Consolidated

We are substantively the only investor in the consolidated VIEs listed in the table above. As the sole investor in these VIEs, we absorb or participate in greater than 50%, if not all, of the variability created by these VIEs and are therefore considered to be the primary beneficiary of the VIEs that we consolidate. The activities of these VIEs are limited to holding debt securities and utilizing the cash flows from the debt securities to service our investments therein. The terms of the debt securities held by these VIEs mirror the terms of the notes held by Aflac. Our loss exposure to these VIEs is limited to the cost of our investment.

VIEs – Not Consolidated

We also have interests in VIEs that we are not required to consolidate as reflected in the above table. Included in the VIEs that we do not consolidate are CDOs issued through VIEs originated by third parties. These VIEs combine highly rated underlying assets as collateral for the CDOs with CDSs to produce an investment security that consists of multiple asset tranches with varying levels of subordination within the VIE.

The underlying collateral assets and funding of these VIEs are generally static in nature. These VIEs are limited to holding the underlying collateral and CDS contracts on specific corporate entities and utilizing the cash flows from the collateral and CDS contracts to service our investment therein. The underlying collateral and the reference corporate entities covered by the CDS contracts are all investment grade at the time of issuance. These VIEs do not rely on outside or ongoing sources of funding to support their activities beyond the underlying collateral and CDS contracts.

We currently own only senior CDO tranches within these VIEs. At inception of our investment in these VIEs, we identify the variable interests created by the VIE and, using statistical analysis techniques, evaluate our participation in the variable interests created by them.

Consistent with other debt and perpetual securities we own, we are exposed to credit losses within these CDOs that could result in principal losses to our investments. We have mitigated our risk of credit loss through the structure of the VIE, which contractually requires the subordinated tranches within these VIEs to absorb the majority of the expected losses from the underlying credit default swaps. Based on our statistical models, each of the VIEs can sustain a reasonable number of defaults in the underlying CDS pools with no loss to our CDO investments.

While we may own a significant portion of the securities issued by these VIEs, we have determined that we do not participate in the majority of the variable interests created by the VIE. We also confirm with the arranging investment banks that the variable interests in which we do not retain an interest are issued to third parties unrelated to the arranging investment bank. Because we participate in less than 50% of the variable interests created by these VIEs, we are not the primary beneficiary and are therefore not required to consolidate these VIEs.

Included in the CDOs described above are variable interest rate CDOs purchased with the proceeds from $200 million of variable interest rate funding agreements issued to third party investors during the second quarter of 2008. We earn a spread between the coupon received on the CDOs and the interest credited on the funding agreements. Our obligation under these funding agreements is included in other policyholder funds.

The remaining VIEs that we are not required to consolidate are investments that are limited to loans in the form of debt obligations from the VIEs that are irrevocably and unconditionally guaranteed by their corporate parents. These VIEs are the primary financing vehicles used by their corporate sponsors to raise financing in the international capital markets. The variable interests created by these VIEs are principally or solely a result of the debt instruments issued by them. We invest in less than 50% of the security interests issued by these VIEs and therefore participate in less than 50% of the variable interests created by them. As such, we are not the primary beneficiary of these VIEs and are therefore not required to consolidate them.

The categories, ratings and weighted-average lives of the assets held by the non-consolidated VIEs that we own as of December 31, 2009, are reflected in the table below.

Category	CDO Amortized Cost (In millions)	Weighted-Average Life	Moody's Rating	S&P Rating	Fitch Rating
Floating Rate Credit Card ABS	$ 364	4.62	Aaa	AAA	AAA
Floating Rate Guaranteed Investment Contracts (GIC)	5	7.50	Aa3	AAA	AA
Floating Rate Note (Rabobank)	20	7.00	Aaa	AAA	AA+
Japan National Government	109	8.75	Aa2	AA	AA-
Total	$ 498				

See Note 1 for a discussion of our evaluation of our VIEs for consolidation under the provisions of the amended FASB guidance on accounting for VIEs, effective for us on January 1, 2010. We do not anticipate any impact on debt covenants, capital ratios, credit ratings or dividends as a result of consolidating any of the VIEs we own. In the event that we incur losses on the debt securities issued by these VIEs, the impact on debt covenants, capital ratios, credit ratings or dividends would be no different than the impact from losses on any of the other debt securities we own.

Securities Lending and Pledged Securities

We lend fixed-maturity securities to financial institutions in short-term security-lending transactions. These short-term security-lending arrangements increase investment income with minimal risk. Our security-lending policy requires that the fair value of the securities and/or cash received as collateral be 102% or more of the fair value of the loaned securities. The following table presents our security loans outstanding and the corresponding collateral held as of December 31:

(In millions)	2009	2008
Security loans outstanding, fair value	$ 467	$ 1,679
Cash collateral on loaned securities	483	1,733

All security-lending agreements are callable by us at any time.

At December 31, 2009, debt securities with a fair value of $14 million were on deposit with regulatory authorities in the United States and Japan. We retain ownership of all securities on deposit and receive the related investment income.

For general information regarding our investment accounting policies, see Note 1.

4. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Fair Value Measurement

We determine the fair values of our debt, perpetual and privately issued equity securities primarily using three pricing approaches or techniques: quoted market prices readily available from public exchange markets, a discounted cash flow (DCF) pricing model, and price quotes we obtain from outside brokers.

Our DCF pricing model utilizes various market inputs we obtain from both active and inactive markets. The estimated fair values developed by the DCF pricing models are most sensitive to prevailing credit spreads, the level of interest rates (yields) and interest rate volatility. Credit spreads are derived based on pricing data obtained from investment brokers and take into account the current yield curve, time to maturity and subordination levels for similar securities or classes of securities. We validate the reliability of the DCF pricing models periodically by using the models to price investments for which there are quoted market prices from active and inactive markets or, in the alternative, are quoted by our custodian for the same or similar securities.

The pricing data and market quotes we obtain from outside sources are reviewed internally for reasonableness. If a fair value appears unreasonable, the inputs are re-examined and the value is confirmed or revised.

During 2009 and 2008, we noted a continued reduction in the availability of pricing data from market sources. This decline is due largely to the contraction of liquidity in the global markets and a reduction in the overall number of sources to provide pricing data. As a result, we have noted that available pricing data has become more volatile. The reduction in available pricing sources coupled with the increase in price volatility has increased the degree of management judgment required in the final determination of fair values. We continually assess the reasonableness of the pricing data we receive by comparing it to historical results. In addition to historical comparisons, we evaluate the reasonableness of the pricing data in light of current market trends and events. The final pricing data used to determine fair values is based on management's judgment.

Fair Value Hierarchy

GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuations techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market. The vast majority of our financial instruments subject to the classification provisions of GAAP relate to our investment securities classified as securities available for sale in our investment portfolio. We determine the fair value of our securities available for sale using several sources or techniques based on the type and nature of the investment securities.

The following tables present the fair value hierarchy levels of the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31.

	2009			
(In millions)	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities:				
Government and agencies	$ 10,178	$ 1,980	$ –	$ 12,158
Municipalities	–	495	–	495
Mortgage- and asset-backed securities	–	1,017	62	1,079
Public utilities	35	3,486	497	4,018
Collateralized debt obligations	–	–	267	267
Sovereign and supranational	–	864	293	1,157
Banks/financial institutions	–	5,852	1,240	7,092
Other corporate	13	9,254	1,248	10,515
Total fixed maturities	10,226	22,948	3,607	36,781
Perpetual securities:				
Banks/financial institutions	–	5,503	1,441	6,944
Other corporate	–	319	–	319
Total perpetual securities	–	5,822	1,441	7,263
Equity securities	15	–	9	24
Total assets	$ 10,241	$ 28,770	$ 5,057	$ 44,068
Liabilities:				
Interest rate swaps	$ –	$ 3	$ –	$ 3
Total liabilities	$ –	$ 3	$ –	$ 3

	2008			
(In millions)	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities:				
Government and agencies	$ 10,182	$ 2,214	$ –	$ 12,396
Municipalities	–	106	–	106
Mortgage- and asset-backed securities	–	1,020	35	1,055
Public utilities	–	3,157	502	3,659
Collateralized debt obligations	116	140	19	275
Sovereign and supranational	–	994	260	1,254
Banks/financial institutions	–	5,674	876	6,550
Other corporate	–	8,819	898	9,717
Total fixed maturities	10,298	22,124	2,590	35,012
Perpetual securities:				
Banks/financial institutions	–	7,328	412	7,740
Other corporate	–	307	–	307
Total perpetual securities	–	7,635	412	8,047
Equity securities	18	5	4	27
Total assets	$ 10,316	$ 29,764	$ 3,006	$ 43,086
Liabilities:				
Cross-currency and interest rate swaps	$ –	$ 158	$ –	$ 158
Total liabilities	$ –	$ 158	$ –	$ 158

Approximately 42% of our investments classified as Level 2 are valued by obtaining quoted market prices from our investment custodian. The custodian obtains price quotes from various pricing services that estimate fair values based on observable market transactions for similar investments in active markets, market transactions for the same investments in inactive markets or other observable market data where available.

The fair value of approximately 51% of our Level 2 investments is determined using our DCF pricing model. The significant valuation inputs to the DCF model are obtained from, or corroborated by, observable market sources from both active and inactive markets.

For the remaining Level 2 investments that are not quoted by our custodian and cannot be priced under the DCF pricing model, we obtain specific broker quotes from up to three outside securities brokers and generally use the average of the quotes to estimate the fair value of the securities.

Historically, we have not adjusted the quotes or prices we obtain from the brokers and pricing services we use.

The fair value of our swap contracts is based on the amount we would expect to receive or pay to terminate the swaps. The prices used to determine the value of the swaps are obtained from the respective swap counterparties and take into account current interest rates, duration, counterparty credit risk and our own credit rating.

The fixed maturities and perpetual securities classified as Level 3 consist of securities for which there are limited or no observable valuation inputs. We estimate the fair value of these securities by obtaining broker quotes from a limited number of brokers. These brokers base their quotes on a combination of their knowledge of the current pricing environment and market flows. We consider these inputs unobservable. The equity securities classified in Level 3 are related to investments in Japanese businesses, each of which are insignificant and in the aggregate are immaterial. Because fair values for these investments are not readily available, we carry them at their original cost. We review each of these investments periodically and, in the event we determine that any are other-than-temporarily impaired, we write them down to their estimated fair value at that time.

Level 3 Rollforward

The tables to the right present the changes in our available-for-sale securities classified as Level 3 for the years ended December 31.

	2009						
(In millions)	Balance, Beginning of Period	Realized Gains or Losses Included in Earnings	Unrealized Gains or Losses Included in Other Comprehensive Income	Purchases and Settlements	Transfers Into and/or Out of Level 3	Balance, End of Period	Change in Unrealized Gains (Losses) Still Held*
Fixed maturities:							
Mortgage- and asset-backed securities	$ 35	$ –	$ (1)	$ 31	$ (3)	$ 62	$ –
Public utilities	502	–	(14)	–	9	497	–
Collateralized debt obligations	19	(140)	275	(14)	127	267	(148)
Sovereign and supranational	260	–	33	–	–	293	–
Banks/financial institutions	876	(75)	194	(243)	488	1,240	–
Other corporate	898	–	150	–	200	1,248	–
Total fixed maturities	2,590	(215)	637	(226)	821	3,607	(148)
Perpetual securities:							
Banks/financial institutions	412	(426)	510	–	945	1,441	(427)
Total perpetual securities	412	(426)	510	–	945	1,441	(427)
Equity securities	4	–	(1)	–	6	9	–
Total	$ 3,006	$ (641)	$ 1,146	$(226)	$1,772	$5,057	$ (575)

*Represents the amount of total gains or losses for the period, included in earnings, attributable to the change in unrealized gains (losses) relating to assets classified as Level 3 that were still held at December 31, 2009.

	2008						
(In millions)	Balance, Beginning of Period	Realized Gains or Losses Included in Earnings	Unrealized Gains or Losses Included in Other Comprehensive Income	Purchases and Settlements	Transfers Into and/or Out of Level 3	Balance, End of Period	Change in Unrealized Gains (Losses) Still Held*
Fixed maturities:							
Mortgage- and asset-backed securities	$ 13	$ 1	$ 1	$ –	$ 20	$ 35	$ –
Public utilities	–	–	(24)	–	526	502	–
Collateralized debt obligations	76	(56)	(10)	6	3	19	(37)
Sovereign and supranational	–	–	–	–	260	260	–
Banks/financial institutions	20	(2)	(2)	40	820	876	(2)
Other corporate	–	–	(11)	–	909	898	–
Total fixed maturities	109	(57)	(46)	46	2,538	2,590	(39)
Perpetual securities:							
Banks/financial institutions	–	–	–	–	412	412	–
Total perpetual securities	–	–	–	–	412	412	–
Equity securities	3	–	1	–	–	4	–
Total	$ 112	$ (57)	$ (45)	$ 46	$2,950	$3,006	$ (39)

*Represents the amount of total gains or losses for the period, included in earnings, attributable to the change in unrealized gains (losses) relating to assets classified as Level 3 that were still held at December 31, 2008.

The inputs we receive from pricing brokers for forward exchange rates and the credit spreads for certain issuers, including liquidity risk, have become increasingly difficult for us to observe or corroborate in the markets for our investments in CDOs, callable reverse-dual currency securities (RDCs), securities rated below investment grade, and to a lesser extent less liquid sinking fund securities. This has resulted in the transfer of affected fixed maturities available for sale from the Level 2 valuation category into the Level 3 valuation category.

During the year ended December 31, 2009, we transferred investments totaling $1.8 billion into Level 3 as a result of credit downgrades of the respective securities to below investment grade. During the year ended December 31, 2008, we transferred investments totaling $3.0 billion into Level 3, which consisted primarily of below-investment-grade investments, callable RDC investments and certain of our private placement securities.

The significant valuation inputs that are used in the valuation process for the below-investment-grade, callable RDC and private placement investments classified as Level 3 include forward exchange rates, yen swap rates, dollar swap rates, interest rate volatilities, credit spread data on specific issuers, assumed default and default recovery rates, certain probability assumptions, and call option data.

Some of these securities require the calculation of a theoretical forward exchange rate which is developed by using yen swap rates, U.S. dollar swap rates, interest rate volatilities, and spot exchange rates. The forward exchange rate is then used to convert all future dollar cash flows of the bond, where applicable, into yen cash flows. Additionally, credit spreads for the individual issuers are key valuation inputs of these securities. Finally, in pricing securities with a call option, the assumptions regarding interest rates in the U.S. and Japan are considered to be significant valuation inputs. Collectively, these valuation inputs, are included to estimate the fair values of these securities at each reporting date.

In obtaining the above valuation inputs, we have determined that certain pricing assumptions and data used by our pricing sources are becoming increasingly more difficult to validate or corroborate by the market and/or appear to be internally developed rather than observed in or corroborated by the market. The use of these unobservable valuation inputs causes more subjectivity in the valuation process for these securities and consequently, causes more volatility in their estimated fair values.

Fair Value of Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of December 31 appear in the table at the top of the next column.

	2009		2008	
(In millions)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Assets:				
Fixed-maturity securities	**$ 63,468**	**$ 62,609**	$ 59,448	$ 58,096
Perpetual securities	**7,263**	**7,263**	8,047	8,047
Equity securities	**24**	**24**	27	27
Liabilities:				
Notes payable (excluding capitalized leases)	**2,593**	**2,683**	1,713	1,561
Cross-currency and interest rate swaps*	**3**	**3**	158	158
Obligation to Japanese policyholder protection corporation	**128**	**128**	161	161

*Cross-currency swaps expired in April 2009

As mentioned previously, we determine the fair values of our debt, perpetual and privately issued equity securities using three basic pricing approaches or techniques: quoted market prices readily available from public exchange markets, a DCF pricing model, and price quotes we obtain from outside brokers.

The fair values of notes payable with fixed interest rates were obtained from an independent financial information service. The fair values of our cross-currency and interest-rate swaps are the expected amounts that we would receive or pay to terminate the swaps, taking into account current interest rates, foreign currency rates and the current creditworthiness of the swap counterparties. The fair value of the obligation to the Japanese policyholder protection corporation is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our percentage of the industry's premiums and reserves and applying that percentage to the total industry obligation payable in future years.

The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the above table. The preceding table also excludes liabilities for future policy benefits and unpaid policy claims as these liabilities are not financial instruments as defined by GAAP.

DCF Sensitivity

Our DCF pricing model utilizes various market inputs we obtain from both active and inactive markets. The estimated fair values developed by the DCF pricing models are most sensitive to prevailing credit spreads, the level of interest rates (yields) and interest rate volatility. Management believes that under normal market conditions, a movement of 50 basis points (bps) in the key assumptions used to estimate these fair values would be reasonably likely. Therefore, we selected a uniform magnitude of movement (50 bps) and provided both upward and downward movements in the assumptions. Since the changes in fair value are relatively linear, readers of these financial statements can make their own judgments as to the movement in interest rates and the change in fair value based upon this data. The following scenarios provide a view of the sensitivity of our securities priced by our DCF pricing model.

The fair values of our available-for-sale fixed-maturity and perpetual securities valued by our DCF pricing model totaled $14.8 billion at December 31, 2009. The estimated effect of potential changes in interest rates, credit spreads and interest rate volatility on these fair values as of such date is as follows:

Interest Rates		Credit Spreads		Interest Rate Volatility	
Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)
+50 bps	$ (746)	+50 bps	$ (755)	+50 bps	$ (24)
-50 bps	801	-50 bps	813	-50 bps	18

The fair values of our held-to-maturity fixed-maturity securities valued by our DCF pricing model totaled $24.2 billion at December 31, 2009. The estimated effect of potential changes in interest rates, credit spreads and interest rate volatility on these fair values as of such date is as follows:

Interest Rates		Credit Spreads		Interest Rate Volatility	
Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)
+50 bps	$ (1,475)	+50 bps	$ (1,609)	+50 bps	$ (410)
-50 bps	1,520	-50 bps	1,702	-50 bps	396

The two tables above illustrate the differences on the fair values of our investment portfolio among each of the inputs for interest rates, credit spreads and interest volatility. These differences are driven principally by the securities in our portfolio that have call features. These call features cause the fair values of the affected securities to react differently depending on the inputs used to price these securities.

Derivatives and Hedging

We do not use derivative financial instruments for trading purposes, nor do we engage in leveraged derivative transactions. See Note 1 for a discussion of our accounting policy for derivatives and hedging and for a discussion of changes in accounting for derivative instruments associated with our investments in QSPEs and VIEs.

Derivative Hedges

Until April 2009, we had outstanding cross-currency interest rate swap agreements related to our $450 million senior notes (see Note 7). We had designated the foreign currency component of these cross-currency swaps as a hedge of the foreign currency exposure of our investment in Aflac Japan. The interest rate component of the swaps did not qualify for hedge accounting, therefore the change in fair value of the interest rate component was reflected in net earnings. The notional amounts and terms of the swaps matched the principal amount and terms of the senior notes. We entered into cross-currency swaps to minimize the impact of foreign currency translation on shareholders' equity and to reduce interest expense by economically converting the dollar-denominated principal and interest on the senior notes we issued into yen-denominated obligations. By entering into these cross-currency swaps, we economically converted our $450 million liability into a ¥55.6 billion liability, and we reduced our interest rate from 6.5% in dollars to 1.67% in yen. The net investment hedge was effective from its inception through the first quarter of 2009. We therefore reported the change in fair value of the foreign currency portion of our cross-currency swaps in other comprehensive income during that period of time. In April 2009, our cross-currency swap agreements expired in conjunction with the maturity of the corresponding senior notes (see Note 7). At the beginning of the second quarter of 2009 and prior to their expiration, we de-designated these swaps as a hedge of our net investment in Aflac Japan. Upon de-designation and until the swaps expired, we recorded the change in fair value of the foreign currency portion of the cross-currency swaps in net earnings (other income). See further discussion below.

We have interest rate swap agreements on the ¥20 billion variable interest rate Uridashi notes (see Note 7). By entering into these contracts, we have been able to lock in the interest rate at 1.52% in yen. We have designated these interest rate swaps as a hedge of the variability in our interest cash flows associated with the variable interest rate Uridashi notes. The notional amounts and terms of the swaps match the principal amount and terms of the variable interest rate Uridashi notes. The swaps had no value at inception. Changes in the fair value of the swap contracts are recorded in other comprehensive income as long as the hedge is deemed effective. Should any portion of the hedge be deemed ineffective, that value would be reported in net earnings (other income). This hedge was effective during each of the years in the three-year period ended December 31, 2009, therefore there was no impact on net earnings.

The components of the fair value of the cross-currency and interest rate swap agreements were reflected as an asset or (liability) in the balance sheet as follows:

(In millions)	2009	2008
Interest rate component	$ (3)	$ 2
Foreign currency component	-	(164)
Accrued interest component	-	4
Total fair value of cross-currency and interest rate swaps	$ (3)	$(158)

The cross-currency swaps expired in April 2009, at which time we settled the foreign exchange liability balance of $106 million for these swaps with the applicable swap counterparties.

The following is a reconciliation of the foreign currency component of the cross-currency swaps included in accumulated other comprehensive income for the years ended December 31.

(In millions)	2009	2008	2007
Balance, beginning of period	$ (164)	$ (47)	$ (17)
Increase (decrease) in fair value of cross-currency swaps	51	(122)	(26)
Interest rate component not qualifying for hedge accounting reclassified to net earnings	-	5	(4)
Balance, end of period	$ (113)	$(164)	$ (47)

Because the cross-currency swaps were de-designated as a hedge of the net investment in Aflac Japan for the second quarter of 2009 prior to their expiration, the foreign exchange loss recorded in accumulated other comprehensive income for these swaps remained unchanged from the balance as of March 31, 2009. This unrealized loss of $113 million would need to be reversed out of accumulated other comprehensive income and recognized in earnings if we ever divested of our investment in Aflac Japan. Subsequent to March 31, 2009 and upon expiration of these swaps, the fair value of the foreign currency component of the cross-currency swaps increased by $7 million, therefore we realized this amount as a foreign exchange gain in earnings during the quarter ended June 30, 2009.

The change in fair value of the interest rate swaps, included in accumulated other comprehensive income, was immaterial during each of the years in the three-year period ended December 31, 2009.

Our exposure to credit risk in the event of nonperformance by counterparties to our derivatives as of December 31, 2009, was immaterial.

Nonderivative Hedges

During each of the years in the three-year period ended December 31, 2009, we designated our yen-denominated Samurai and Uridashi notes and yen-denominated loans (see Note 7) as nonderivative hedges of the foreign currency exposure of our investment in Aflac Japan.

5. DEFERRED POLICY ACQUISITION COSTS AND INSURANCE EXPENSES

Deferred Policy Acquisition Costs and Insurance Expenses: Consolidated policy acquisition costs deferred were $1.30 billion in 2009, compared with $1.24 billion in 2008 and $1.09 billion in 2007. The following table presents a rollforward of deferred policy acquisition costs by segment for the years ended December 31.

	2009		2008	
(In millions)	Japan	U.S.	Japan	U.S.
Deferred policy acquisition costs:				
Balance, beginning of year	$ 5,644	$ 2,593	$ 4,269	$ 2,385
Capitalization	787	513	658	578
Amortization	(523)	(419)	(405)	(370)
Foreign currency translation and other	(62)	-	1,122	-
Balance, end of year	$ 5,846	$ 2,687	$ 5,644	$ 2,593

Commissions deferred as a percentage of total acquisition costs deferred were 76% in both 2009 and 2008 and 74% in 2007.

Personnel, compensation and benefit expenses as a percentage of insurance expenses were 43% in both 2009 and 2008 and 44% in 2007. Advertising expense, which is included in insurance expenses in the consolidated statements of earnings, was as follows for the years ended December 31:

(In millions)	2009	2008	2007
Advertising expense:			
Aflac Japan	$ 106	$ 86	$ 83
Aflac U.S.	107	118	95
Total advertising expense	$ 213	$ 204	$ 178

Depreciation and other amortization expenses, which are included in insurance expenses in the consolidated statements of earnings for the years ended December 31, appear in the table at the top of the following page.

(In millions)	2009	2008	2007
Depreciation expense	**$ 60**	$ 57	$ 51
Other amortization expense	**21**	17	14
Total depreciation and other amortization expense*	**$ 81**	$ 74	$ 65

*Aflac Japan accounted for $46 in 2009, $43 in 2008 and $37 in 2007.

Lease and rental expense, which are included in insurance expenses in the consolidated statements of earnings, were as follows for the years ended December 31:

(In millions)	2009	2008	2007
Lease and rental expense:			
Aflac Japan	**$ 72**	$ 68	$ 51
Aflac U.S.	**8**	9	8
Other	**1**	1	–
Total lease and rental expense	**$ 81**	$ 78	$ 59

6. POLICY LIABILITIES

Policy liabilities primarily include future policy benefits and unpaid policy claims, which accounted for 89% and 5% of total policy liabilities at December 31, 2009, respectively. We regularly review the adequacy of our policy liabilities in total and by component. The liability for future policy benefits as of December 31 consisted of the following:

		Liability Amounts		Interest Rates	
(In millions)	Policy Issue Year	2009	2008	Year of Issue	In 20 Years
Health insurance:					
Japan:	2005 - 2009	**$ 798**	$ 527	1.5 - 2.75%	1.5 - 2.75%
	1999 - 2009	**10,815**	9,558	3.0	3.0
	1997 - 1999	**3,438**	3,415	3.5	3.5
	1995 - 1996	**372**	367	4.0	4.0
	1994 - 1996	**4,927**	4,908	4.5	4.5
	1987 - 1994	**21,563**	21,734	5.25 - 5.5	5.25 - 5.5
	1978 - 1986	**5,084**	5,233	6.5 - 6.75	5.5
	1974 - 1979	**939**	1,015	7.0	5.0
U.S.:	2005 - 2009	**1,935**	1,562	5.5	5.5
	1998 - 2004	**1,122**	1,048	7.0	7.0
	1988 - 2004	**940**	1,016	8.0	6.0
	1986 - 2004	**1,349**	1,405	6.0	6.0
	1985 - 1986	**24**	25	6.5	6.5
	1981 - 1986	**196**	203	7.0	5.5
	Other	**28**	30		
Life insurance:					
Japan:	2007 - 2009	**402**	197	2.75	2.75
	2006 - 2009	**462**	301	2.5	2.5
	2001 - 2009	**904**	746	1.65 - 1.85	1.65 - 1.85
	1999 - 2009	**1,660**	1,592	3.0	3.0
	1997 - 2009	**782**	779	3.5	3.5
	1994 - 1996	**1,173**	1,177	4.0	4.0
	1985 - 1993	**2,401**	2,316	5.25 - 5.65	5.25 - 5.65
U.S.:	1956 - 2009	**187**	156	4.0 - 6.0	4.0 - 6.0
Total		**$ 61,501**	$ 59,310		

The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 4.5% in 2009 and 4.6% in both 2008 and 2007; and for U.S. policies, 6.1% in both 2009 and 2008 and 6.2% in 2007.

Changes in the liability for unpaid policy claims were as follows for the years ended December 31:

(In millions)	2009	2008	2007
Unpaid supplemental health claims, beginning of year	**$ 2,959**	$ 2,332	$ 2,293
Add claims incurred during the year related to:			
Current year	**6,864**	6,127	5,225
Prior years	**(398)**	(253)	(401)
Total incurred	**6,466**	5,874	4,824
Less claims paid during the year on claims incurred during:			
Current year	**4,683**	4,177	3,600
Prior years	**1,618**	1,476	1,257
Total paid	**6,301**	5,653	4,857
Effect of foreign exchange rate changes on unpaid claims	**(19)**	406	72
Unpaid supplemental health claims, end of year	**3,105**	2,959	2,332
Unpaid life claims, end of year	**165**	159	123
Total liability for unpaid policy claims	**$ 3,270**	$ 3,118	$ 2,455

The incurred claims development related to prior years reflects favorable development in the unpaid policy claims liability previously provided for. There are no additional or return of premium considerations associated with that development.

7. NOTES PAYABLE

A summary of notes payable as of December 31 follows:

(In millions)	2009	2008
8.50% senior notes due May 2019	**$ 850**	$ –
6.90% senior notes due December 2039	**396***	–
6.50% senior notes paid April 2009	**–**	450
Yen-denominated Uridashi notes:		
1.52% notes due September 2011 (principal amount ¥15 billion)	**163**	165
2.26% notes due September 2016 (principal amount ¥8 billion in 2009 and ¥10 billion in 2008)	**87**	110
Variable interest rate notes due September 2011 (.78% at December 2009, principal amount ¥20 billion)	**217**	220
Yen-denominated Samurai notes:		
.71% notes due July 2010 (principal amount ¥39.4 billion in 2009 and ¥40 billion in 2008)	**428**	439
1.87% notes due June 2012 (principal amount ¥26.6 billion in 2009 and ¥30 billion in 2008)	**289**	329
Yen-denominated loans:		
3.60% loan due July 2015 (principal amount ¥10 billion)	**109**	–
3.00% loan due August 2015 (principal amount ¥5 billion)	**54**	–
Capitalized lease obligations payable through 2015	**6**	8
Total notes payable	**$ 2,599**	$ 1,721

*$400 issuance net of a $4 underwriting discount that is being amortized over the life of the notes

In April 2009, we used internally generated cash flow to pay off our $450 million senior notes upon their maturity. In May 2009, we issued $850 million of senior notes that pay interest semi-annually and have a 10-year maturity. In December 2009, we issued $400 million of senior notes that pay interest semi-annually and have a 30-year maturity. Each issuance of senior notes in 2009 was done through a U.S. public debt offering. The notes are redeemable at our option in whole at any time or in part from time to time at a redemption price equal to the greater of: (i) the principal amount of the notes or (ii) the present value of the remaining scheduled payments of principal and interest to be redeemed, discounted to the redemption date, plus accrued and unpaid interest.

In July 2009, the Parent Company executed a ¥10 billion loan (approximately $109 million using the December 31, 2009, exchange rate) at an interest rate of 3.60%. Interest on the loan is payable semiannually, and the loan has a six-year maturity. In August 2009, the Parent Company executed a ¥5 billion loan (approximately $54 million using the December 31, 2009, exchange rate) at an interest rate of 3.00%. Interest on the loan is payable semiannually, and the loan has a six-year maturity.

The Parent Company issued yen-denominated Samurai notes totaling ¥30 billion in June 2007 and ¥40 billion in July 2005. These Samurai notes each have five-year maturities. Each series of Samurai notes pays interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and is not available to U.S. persons.

In September 2006, the Parent Company issued three tranches of Uridashi notes totaling ¥45 billion. The first tranche totaled ¥15 billion and has a five-year maturity. The second tranche totaled ¥10 billion and has a 10-year maturity. The third tranche totaled ¥20 billion and has a five-year maturity and a variable interest coupon of six-month yen LIBOR plus a spread. We have entered into interest rate swaps related to the ¥20 billion variable interest rate notes (see Note 4). Each tranche of Uridashi notes pays interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and is not available to U.S. persons.

During the first six months of 2009, we extinguished portions of our yen-denominated Uridashi and Samurai debt by buying the notes on the open market. We extinguished ¥2.0 billion (par value) of our Uridashi notes due September 2016 at a cost of ¥1.4 billion, yielding a gain of ¥.6 billion. We extinguished ¥3.4 billion (par value) of our Samurai notes due June 2012 at a cost of ¥2.5 billion, yielding a gain of ¥.9 billion. We extinguished ¥.6 billion (par value) of our Samurai notes due July 2010 at a cost of ¥.5 billion, yielding a gain of ¥.1 billion. Through these transactions, we realized a total gain from extinguishment of debt of ¥1.6 billion, or $17 million ($11 million after-tax), which we included in other income. We did not extinguish any debt during the second half of 2009.

For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate. We have designated all of our yen-denominated notes payable as a nonderivative hedge of the foreign currency exposure of our investment in Aflac Japan. We have also designated the interest rate swaps on our variable interest rate Uridashi notes as a hedge of the variability in our interest cash flows associated with these notes.

The aggregate contractual maturities of notes payable during each of the years after December 31, 2009, are as follows:

(In millions)	Long-term Debt	Capitalized Lease Obligations	Total Notes Payable
2010	$ 428	$ 3	$ 431
2011	380	2	382
2012	289	1	290
2013	–	–	–
2014	–	–	–
Thereafter	1,500	–	1,500
Total	$ 2,597	$ 6	$ 2,603

We have no restrictive financial covenants related to our notes payable. We were in compliance with all of the covenants of our notes payable at December 31, 2009. No events of default or defaults occurred during 2009 and 2008.

8. INCOME TAXES

The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total
2009:			
Current	**$ 565**	**$ 265**	**$ 830**
Deferred	**62**	**(154)**	**(92)**
Total income tax expense	**$ 627**	**$ 111**	**$ 738**
2008:			
Current	$ 409	$ 227	$ 636
Deferred	109	(85)	24
Total income tax expense	$ 518	$ 142	$ 660
2007:			
Current	$ 450	$ 98	$ 548
Deferred	222	95	317
Total income tax expense	$ 672	$ 193	$ 865

Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 were as follows:

(In millions)	2009	2008	2007
Income taxes based on U.S. statutory rates	**$ 782**	$ 670	$ 875
Utilization of foreign tax credit	**(29)**	(27)	(23)
Nondeductible expenses	**11**	11	11
Other, net	**(26)**	6	2
Income tax expense	**$ 738**	$ 660	$ 865

Total income tax expense for the years ended December 31 was allocated as follows:

(In millions)	2009	2008	2007
Statements of earnings	**$ 738**	$ 660	$ 865
Other comprehensive income:			
Change in unrealized foreign currency translation gains (losses) during period	**39**	(457)	(82)
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) on investment securities during period	**728**	(716)	(291)
Reclassification adjustment for realized (gains) losses on investment securities included in net earnings	**(424)**	(353)	(10)
Pension liability adjustment during period	**8**	(29)	5
Total income tax expense (benefit) allocated to other comprehensive income	**351**	(1,555)	(378)
Additional paid-in capital (exercise of stock options)	**(3)**	(16)	(51)
Total income taxes	**$1,086**	$ (911)	$ 436

Changes in unrealized foreign currency translation gains/losses included a deferred income tax expense of $14 million in 2009, compared with a deferred income tax benefit of $329 million in 2008 and $55 million in 2007.

The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 appear in the table at the top of the next column:

(In millions)	2009	2008
Deferred income tax liabilities:		
Deferred policy acquisition costs	**$ 2,422**	$ 2,356
Difference in tax basis of investment in Aflac Japan	**369**	–
Other basis differences in investment securities	**–**	112
Premiums receivable	**149**	155
Policy benefit reserves	**751**	735
Total deferred income tax liabilities	**3,691**	3,358
Deferred income tax assets:		
Depreciation	**109**	128
Policyholder protection corporation obligation	**27**	48
Difference in tax basis of investment in Aflac Japan	**–**	172
Other basis differences in investment securities	**426**	–
Unfunded retirement benefits	**44**	44
Other accrued expenses	**64**	65
Unrealized losses on investment securities	**700**	1,189
Policy and contract claims	**83**	106
Unrealized exchange loss on yen-denominated notes payable	**124**	184
Deferred compensation	**118**	131
Capital loss carryforwards	**188**	76
Other	**505**	229
Total deferred income tax assets	**2,388**	2,372
Net deferred income tax liability	**1,303**	986
Current income tax liability	**350**	215
Total income tax liability	**$ 1,653**	$ 1,201

A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. In prior years, we established valuation allowances primarily for alternative minimum tax credit and non-life operating loss carryforwards that exceeded projected future offsets. As of December 31, 2009, no valuation allowances were required. Under U.S. income tax rules, only 35% of non-life operating losses can be offset against life insurance taxable income each year. For current U.S. income tax purposes, there were non-life operating loss carryforwards of $17 million expiring in 2029 and no tax credit carryforwards available at December 31, 2009. The Company has capital loss carryforwards of $537 million available to offset capital gains, of which $7 million expires in 2011, $213 million expires in 2013 and $317 million expires in 2014.

We file federal income tax returns in the United States and Japan as well as state or prefecture income tax returns in various jurisdictions in the two countries. U.S. federal and state income tax returns for years before 2006 are no longer subject to examination. During the year, we settled an examination by the IRS in the U.S. for tax years 2006 and 2007. In Japan, the National Tax Agency (NTA) has completed exams through tax year 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31 appear in the table at the top of the next page.

(In millions)	2009	2008
Balance, beginning of year	$ 57*	$ 50*
Additions for tax positions of prior years	1	18
Settlements	(37)	
Reductions for tax positions of prior years	(4)	(11)
Balance, end of year	$ 17*	$ 57*

*Amounts do not include tax deductions of $6 at December 31, 2009, $20 at December 31, 2008, and $18 at January 1, 2008.

Included in the balance of the liability for unrecognized tax benefits at December 31, 2009, are $16 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility, compared with $56 million at December 31, 2008. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period. The Company has accrued approximately $2 million as of December 31, 2009, for permanent uncertainties, which if reversed would not have a material effect on the annual effective rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized approximately $1 million in interest and penalties in 2009, compared with $5 million in 2008 and $3 million in 2007. The Company has accrued approximately $11 million for the payment of interest and penalties as of December 31, 2009, compared with $37 million a year ago.

As of December 31, 2009, there were no material uncertain tax positions for which the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

9. SHAREHOLDERS' EQUITY

The following table is a reconciliation of the number of shares of the Company's common stock for the years ended December 31.

(In thousands of shares)	2009	2008	2007
Common stock - issued:			
Balance, beginning of year	660,035	658,604	655,715
Exercise of stock options and issuance of restricted shares	1,174	1,431	2,889
Balance, end of year	661,209	660,035	658,604
Treasury stock:			
Balance, beginning of year	193,420	172,074	163,165
Purchases of treasury stock:			
Open market	-	23,201	11,073
Other	264	146	559
Dispositions of treasury stock:			
Shares issued to AFL Stock Plan	(355)	(1,523)	(1,400)
Exercise of stock options	(556)	(413)	(1,206)
Other	(132)	(65)	(117)
Balance, end of year	192,641	193,420	172,074
Shares outstanding, end of year	468,568	466,615	486,530

Outstanding share-based awards are excluded from the calculation of weighted-average shares used in the computation of basic earnings per share. The following table presents the approximate number of share-based awards on a weighted-average basis that were considered to be anti-dilutive and were excluded from the calculation of diluted earnings per share at December 31:

(In thousands)	2009	2008	2007
Anti-dilutive share-based awards	9,603	2,179	1,695

The weighted-average shares used in calculating earnings per share for the years ended December 31 were as follows:

(In thousands of shares)	2009	2008	2007
Weighted-average outstanding shares used for calculating basic EPS	466,552	473,405	487,869
Dilutive effect of share-based awards	2,511	5,410	6,102
Weighted-average outstanding shares used for calculating diluted EPS	469,063	478,815	493,971

Share Repurchase Program: During 2009, we did not repurchase shares of our common stock in the open market. In 2008, under share repurchase authorizations from our board of directors, we purchased 23.2 million shares of our common stock, funded with internal capital. The total 23.2 million shares was comprised of 12.5 million shares purchased through an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) and 10.7 million shares purchased through Goldman, Sachs & Co. (GS&Co.).

In the first quarter of 2008, we entered into an agreement for an accelerated share repurchase (ASR) program with Merrill Lynch. Under the agreement, we purchased 12.5 million shares of our outstanding common stock at $60.61 per share for an initial purchase price of $758 million. The shares were acquired as a part of previously announced share repurchase authorizations by our board of directors and are held in treasury. The ASR program was settled during the second quarter of 2008, resulting in a purchase price adjustment of $40 million, or $3.22 per share, paid to Merrill Lynch based upon the volume-weighted average price of our common stock during the ASR program period. The total purchase price for the 12.5 million shares was $798 million, or $63.83 per share.

In the third quarter of 2008, we entered into an agreement for a share repurchase program with Goldman, Sachs & Co. (GS&Co.). Under the agreement, which had an original termination date of February 18, 2009, we paid $825 million to GS&Co. for the repurchase of a variable number of shares of our outstanding common stock over the stated contract period. The repurchase was funded with internal capital. As of September 30, 2008, the $825 million remitted to GS&Co. under the agreement was reflected as a reduction to additional paid-in capital pending receipt of treasury shares purchased in connection with the agreement. On October 2, 2008, due to market conditions, we took early delivery of 10.7 million shares, which we hold in treasury, at a total purchase price of $683 million, or $63.87 per share. We also received unused funds of $142 million from GS&Co.

As of December 31, 2009, a remaining balance of 32.4 million shares of our common stock was available for purchase under share repurchase authorizations by our board of directors. The 32.4 million shares were comprised of 2.4 million shares remaining from a board authorization in 2006 and 30.0 million shares remaining from an authorization by the board of directors for purchase in 2008.

Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

10. SHARE-BASED TRANSACTIONS

As of December 31, 2009, the Company has outstanding share-based awards under two long-term incentive compensation plans.

The first plan, which expired in February 2007, is a stock option plan which allowed grants for incentive stock options (ISOs) to employees and non-qualifying stock options (NQSOs) to employees and non-employee directors. The options have a term of 10 years and generally vest after three years. The strike price of options granted under this plan is equal to the fair market value of a share of the Company's common stock at the date of grant. Options granted before the plan's expiration date remain outstanding in accordance with their terms.

The second long-term incentive compensation plan allows awards to Company employees for ISOs, NQSOs, restricted stock, restricted stock units, and stock appreciation rights. Non-employee directors are eligible for grants of NQSOs, restricted stock, and stock appreciation rights. Generally, the awards vest based upon time-based conditions or time- and performance-based conditions. Performance-based vesting conditions generally include the attainment of goals related to Company financial performance. As of December 31, 2009, approximately 18.0 million shares were available for future grants under this plan, and the only performance-based awards issued and outstanding were restricted stock awards.

Share-based awards granted to U.S.-based grantees are settled with authorized but unissued Company stock, while those issued to Japan-based grantees are settled with treasury shares.

The following table presents the expense recognized in connection with share-based awards for the periods ended December 31.

(In millions, except for per-share amounts)	**2009**	2008	2007
Earnings from continuing operations	**$ 38**	$ 42	$ 42
Earnings before income taxes	**38**	42	42
Net earnings	**27**	29	29
Net earnings per share:			
Basic	**$ .06**	$ .06	$ .06
Diluted	**.06**	.06	.06

We estimate the fair value of each stock option granted using the Black-Scholes-Merton multiple option approach. Expected volatility is based on historical periods generally commensurate with the estimated terms of the options. We use historical data to estimate option exercise and termination patterns within the model. Separate groups of employees that have similar historical exercise patterns are stratified and considered separately for valuation purposes. The expected term of options granted is derived from the output of our option model and represents the weighted-average period of time that options granted are expected to be outstanding. We base the risk-free interest rate on the Treasury note rate with a term comparable to that of the estimated term of the options. The weighted-average fair value of options at their grant date was $8.89 for 2009, compared with $17.21 for 2008 and $16.06 in 2007. The following table presents the assumptions used in valuing options granted during the years ended December 31.

	2009	2008	2007
Expected term (years)	**6.6**	7.0	7.4
Expected volatility	**32.0%**	25.0%	25.0%
Annual forfeiture rate	**1.6**	.8	.8
Risk-free interest rate	**3.2**	3.5	4.7
Dividend yield	**1.3**	1.3	1.3

The table at the top of the following page summarizes stock option activity.

(In thousands of shares)	Stock Option Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2006	20,106	$ 30.48
Granted in 2007	1,244	49.35
Canceled in 2007	(133)	43.64
Exercised in 2007	(4,640)	20.94
Outstanding at December 31, 2007	16,577	34.46
Granted in 2008	1,703	59.78
Canceled in 2008	(146)	44.69
Exercised in 2008	(1,798)	25.91
Outstanding at December 31, 2008	**16,336**	**37.95**
Granted in 2009	**2,220**	**26.74**
Canceled in 2009	**(161)**	**35.62**
Exercised in 2009	**(1,978)**	**26.13**
Outstanding at December 31, 2009	**16,417**	**$ 37.89**

(In thousands of shares)	2009	2008	2007
Shares exercisable, end of year	**12,523**	12,382	12,653

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009.

(In thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices Per Share	Stock Option Shares Outstanding	Wgtd.-Avg. Remaining Contractual Life (Yrs.)	Weighted-Average Exercise Price Per Share	Stock Option Shares Exercisable	Weighted-Average Exercise Price Per Share
$ 14.99 – $ 23.23	3,238	4.8	$ 22.59	1,626	$ 23.10
23.65 – 31.71	3,376	2.7	29.62	3,371	29.62
31.73 – 40.43	3,745	5.1	39.32	3,289	39.28
40.61 – 47.25	3,224	6.4	44.69	3,027	44.73
47.33 – 62.18	2,749	7.8	55.27	1,205	53.54
62.41 – 67.67	85	8.3	65.76	5	67.45
$ 14.99 – $ 67.67	16,417	5.3	$ 37.89	12,523	$ 37.28

The aggregate intrinsic value represents the difference between the company's closing stock price of $46.25 as of December 31, 2009, and the exercise price multiplied by the number of options outstanding or exercisable as of that date. As of December 31, 2009, the aggregate intrinsic value of stock options outstanding was $165 million, with a weighted-average remaining term of 5.3 years. The aggregate intrinsic value of stock options exercisable at that same date was $122 million, with a weighted-average remaining term of 4.2 years.

The following table summarizes stock option activity during the years ended December 31.

(In millions)	2009	2008	2007
Total intrinsic value of options exercised	**$ 34**	$ 59	$154
Cash received from options exercised	**22**	38	52
Tax benefit realized as a result of options exercised and restricted stock releases	**15**	23	51

The value of restricted stock awards is based on the fair market value of our common stock at the date of grant. The following table summarizes restricted stock activity during the years ended December 31.

(In thousands of shares)	**Shares**	**Weighted-Average Grant-Date Fair Value Per Share**
Restricted stock at December 31, 2006	613	$ 43.84
Granted in 2007	391	48.43
Canceled in 2007	(21)	45.88
Vested in 2007	(9)	42.06
Restricted stock at December 31, 2007	974	45.65
Granted in 2008	302	61.00
Canceled in 2008	(17)	52.86
Vested in 2008	(262)	39.95
Restricted stock at December 31, 2008	**997**	**51.68**
Granted in 2009	**579**	**23.79**
Canceled in 2009	**(15)**	**39.97**
Vested in 2009	**(342)**	**47.30**
Restricted stock at December 31, 2009	**1,219**	**$ 39.81**

As of December 31, 2009, total compensation cost not yet recognized in our financial statements related to restricted stock awards was $18 million, of which $8 million (588 thousand shares) was related to restricted stock awards with a performance-based vesting condition. We expect to recognize these amounts over a weighted-average period of approximately 1.3 years. There are no other contractual terms covering restricted stock awards once vested.

11. STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities. Aflac's statutory financial statements are prepared on the basis of accounting practices prescribed or permitted by the Nebraska Department of Insurance (NEDOI). The NEDOI recognizes statutory accounting principles and practices prescribed or permitted by the state of Nebraska for determining and reporting the financial condition and results of operations of an insurance company, and for determining a company's solvency under Nebraska insurance law. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual*, (SAP) has been adopted by the state of Nebraska as a component of those prescribed or permitted practices. Additionally, the Director of the NEDOI has the right to permit other specific practices which deviate from prescribed practices. Aflac has been given explicit permission by the Director of the

NEDOI for three such permitted practices. These permitted practices, which do not impact the calculation of net income on a statutory basis or prevent the triggering of a regulatory event in the Company's risk-based capital calculation, are as follows:

- Aflac has reported as admitted assets the refundable lease deposits on the leases of commercial office space which house Aflac Japan's sales operations. These lease deposits are unique and part of the ordinary course of doing business in the country of Japan; these assets would be non-admitted under SAP.
- Aflac utilizes book value accounting for certain guaranteed separate account funding agreements instead of fair value accounting as required by SAP. As of December 31, 2009 and 2008, the underlying separate account assets had unrealized losses of $98 million and $150 million, respectively.
- In 2009, Aflac was granted permission to utilize the services of two Japanese rating agencies – Rating and Investment Information, Incorporated (R&I) and Japan Credit Rating Agency, Limited (JCR) – for rating Aflac's investment holdings in Tohoku Electric Power Company Incorporated (Tohoku). The securities issued by Tohoku are no longer rated by an NAIC Acceptable Rating Organization (ARO), causing NAIC rating downgrades only due to lack of coverage by these organizations. For 2009, there was no impact on surplus due to unrealized losses for this permitted practice as the fair value of these investments exceeds book/adjusted carrying value. There was also no impact on surplus from the calculation of the Asset Valuation Reserve (AVR) on these investments due to the large amount of realized capital losses already in the calculation.

A reconciliation of the Company's capital and surplus between SAP and practices permitted by the state of Nebraska is shown below:

(In millions)	**2009**	2008
Capital and surplus, Nebraska state basis	**$ 5,768**	$ 4,601
State Permitted Practice:		
Refundable lease deposits - Japan	**(46)**	(49)
Separate Account Funding Agreements	**(98)**	(150)
Capital and surplus, NAIC basis	**$ 5,624**	$ 4,402

As determined on a U.S. statutory accounting basis, Aflac's net income was $1.4 billion in 2009, $1.2 billion in 2008 and $1.8 billion in 2007. Capital and surplus was $5.8 billion at December 31, 2009 and $4.6 billion at December 31, 2008.

Net assets of the insurance subsidiaries aggregated $10.1 billion at December 31, 2009, on a GAAP basis, compared with $8.0 billion a year ago. Aflac Japan accounted for $6.7 billion, or 66.7%, of net assets at December 31, 2009, compared with $5.9 billion, or 73.7%, at December 31, 2008.

Reconciliations of Aflac's net assets on a GAAP basis to capital and surplus determined on a Nebraska statutory accounting basis as of December 31 were as follows:

(In millions)	**2009**	2008
Net assets on GAAP basis	**$10,086**	$ 7,985
Adjustment of carrying values of investments	**990**	1,835
Elimination of deferred policy acquisition cost asset	**(8,395)**	(8,111)
Adjustment to policy liabilities	**2,348**	2,474
Adjustment to deferred income taxes	**695**	593
Other, net	**44**	(175)
Capital and surplus, Nebraska state basis	**$ 5,768**	$ 4,601

Aflac Japan must report its results of operations and financial position to the Japanese Financial Services Agency (FSA) on a Japanese regulatory accounting basis as prescribed by the FSA. Capital and surplus (unaudited) of Aflac Japan, based on Japanese regulatory accounting practices, aggregated $1.9 billion at December 31, 2009, and $2.0 billion at December 31, 2008. Japanese regulatory accounting practices differ in many respects from U.S. GAAP. Under Japanese regulatory accounting practices, policy acquisition costs are charged off immediately; deferred income tax liabilities are recognized on a different basis; policy benefit and claim reserving methods and assumptions are different; the carrying value of securities transferred to held to maturity is different; policyholder protection corporation obligations are not accrued; and premium income is recognized on a cash basis.

The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent the undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. Our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and our Japan branch must maintain adequate solvency margins for Japanese regulatory authorities. Additionally, the maximum amount of dividends that can be paid to the Parent Company by Aflac without prior approval of Nebraska's director of insurance is the greater of the net income from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10%

of statutory capital and surplus as of the previous year-end. Dividends declared by Aflac during 2010 in excess of $1.4 billion would require such approval. Dividends declared by Aflac during 2009 were $464 million.

A portion of Aflac Japan earnings, as determined on a Japanese regulatory accounting basis, can be repatriated each year to Aflac U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit repatriations to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translation of Aflac Japan's dollar-denominated investments and related investment income into yen. Profits repatriated by Aflac Japan to Aflac U.S. were as follows for the years ended December 31:

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2009**	2008	2007	**2009**	2008	2007
Profit repatriation	**$ 230**	$ 598	$ 567	**¥ 20.0**	¥ 64.1	¥ 67.8

12. BENEFIT PLANS

Our basic employee defined-benefit pension plans cover substantially all of our full-time employees in the United States and Japan.

Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	2009		2008	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Projected benefit obligation:				
Benefit obligation, beginning of year	**$169**	**$ 201**	$ 125	$ 186
Service cost	**13**	**10**	11	10
Interest cost	**4**	**12**	3	11
Actuarial loss (gain)	**-**	**16**	(1)	(2)
Benefits paid	**(3)**	**(4)**	(2)	(4)
Effect of foreign exchange rate changes	**(2)**	**-**	33	-
Benefit obligation, end of year	**181**	**235**	169	201
Plan assets:				
Fair value of plan assets, beginning of year	**94**	**128**	79	150
Actual return on plan assets	**8**	**35**	(16)	(48)
Employer contribution	**17**	**10**	14	30
Benefits paid	**(4)**	**(4)**	(2)	(4)
Effect of foreign exchange rate changes	**(1)**	**-**	19	-
Fair value of plan assets, end of year	**114**	**169**	94	128
Funded status	**$ (67)**	**$ (66)**	$ (75)	$ (73)
Accumulated benefit obligation	**$156**	**$ 181**	$ 146	$ 151

At December 31, 2009, other liabilities included a liability for both plans in the amount of $133 million, compared with $148 million a year ago. In December 2008, we pre-funded $10 million to the U.S. plan that we had originally planned to contribute in 2009. We accelerated the timing of this contribution to improve the funded status of the plan in light of the effect that market volatility had on plan asset fair values. We plan to make contributions of $18 million to the Japanese plan and $20 million to the U.S. plan in 2010.

The following table summarizes the amounts included in accumulated other comprehensive income as of December 31.

	2009		2008		2007	
(In millions)	**Japan**	**U.S.**	Japan	U.S.	Japan	U.S.
Net actuarial loss	**$ 56**	**$ 92**	$ 64	$ 102	$ 36	$ 47
Prior service cost (credit)	**(5)**	**1**	(5)	1	(4)	1
Transition obligation	**2**	**-**	2	-	2	-
Total	**$ 53**	**$ 93**	$ 61	$ 103	$ 34	$ 48

The following table summarizes the amounts recognized in other comprehensive loss (income) for the years ended December 31.

	2009		2008		2007	
(In millions)	**Japan**	**U.S.**	Japan	U.S.	Japan	U.S.
Net actuarial loss (gain)	**$ (5)**	**$ (6)**	$ 17	$ 57	$ 2	$ (11)
Amortization of net actuarial loss	**(3)**	**(4)**	(2)	(2)	(1)	(4)
Total	**$ (8)**	**$ (10)**	$ 15	$ 55	$ 1	$ (15)

No prior service costs or credits or transition obligations arose during 2009, and the amounts of prior service costs and credits and transition obligations amortized to expense were immaterial for the years ended December 31, 2009, 2008 and 2007. Amortization of actuarial losses to expense in 2010 is estimated to be $2 million for the Japanese plan and $5 million for the U.S. plan, while the amortization of prior service costs and credits and transition obligation are expected to be negligible.

The components of retirement expense and actuarial assumptions for the Japanese and U.S. pension plans for the years ended December 31 appear in the table at the top of the following page.

	2009		2008		2007	
(In millions)	**Japan**	**U.S.**	Japan	U.S.	Japan	U.S.
Components of net periodic benefit cost:						
Service cost	**$ 13**	**$ 10**	$ 11	$ 10	$ 9	$ 10
Interest cost	**4**	**12**	3	11	3	10
Expected return on plan assets	**(3)**	**(12)**	(2)	(12)	(2)	(10)
Amortization of net actuarial loss	**3**	**4**	2	2	1	4
Net periodic benefit cost	**$ 17**	**$ 14**	$ 14	$ 11	$ 11	$ 14
Weighted-average actuarial assumptions used in the calculations:						
Discount rate – net periodic benefit cost	**2.50%**	**6.25%**	2.50%	6.00%	2.50%	5.50%
Discount rate – benefit obligations	**2.50**	**5.75**	2.50	6.25	2.50	6.00
Expected long-term return on plan assets	**2.50**	**8.00**	2.50	8.00	2.50	8.00
Rate of compensation increase	**N/A***	**4.00**	N/A*	4.00	N/A*	4.00

*Not applicable

In Japan, participant salary and future salary increases are not factors in determining pension benefit cost or the related pension benefit obligation.

We base our assumption for the long-term rate of return on assets on historical trends (10-year historical rates of return for the Japanese plan assets and 15-year historical rates of return for the U.S. plan assets), expected future market movement, as well as the portfolio mix of securities in the asset portfolio including, but not limited to, style, class and equity and fixed income allocations. In addition, our consulting actuaries evaluate our assumptions for long-term rate of returns under Actuarial Standards of Practice (ASOP). Under the ASOP, the actual portfolio type, mix and class is modeled to determine a range of long-term rates of return. We in turn use those results to further validate our own assumptions.

The investment objective of our Japanese and U.S. plans is to preserve the purchasing power of the plan's assets and earn a reasonable inflation-adjusted rate of return over the long term. Furthermore, we seek to accomplish these objectives in a manner that allows for the adequate funding of plan benefits and expenses. In order to achieve these objectives, our goal is to maintain a conservative, well-diversified and balanced portfolio of high-quality equity, fixed-income and money market securities. As a part of our strategy, we have established strict policies covering quality, type and concentration of investment securities. For our Japanese plan, these policies include limitations on investments in derivatives including futures, options and swaps, and low-liquidity investments such as real estate, venture capital investments, and privately issued securities. For our U.S. plan, these policies prohibit investments in precious metals, limited partnerships, venture capital, and direct investments in real estate. We are also prohibited from trading on margin.

Target asset allocations for Japanese plan assets are 7% domestic equity securities, 19% international equity securities, 59% fixed-income securities and 15% other investments. Target asset allocations for U.S. plan assets are 43% domestic equity securities, 22% international equity securities, and 35% fixed-income securities.

The composition of plan assets as of December 31 was as follows:

	2009		2008	
	Japan	**U.S.**	Japan	U.S.
Equity securities	**31%**	**67%**	30%	61%
Fixed-income securities	**55**	**28**	54	34
Cash and cash equivalents	**–**	**1**	–	1
Other	**14**	**4**	16	4
Total	**100%**	**100%**	100%	100%

The Japanese pension plan assets totaling $114 million at fair value as of December 31, 2009, are all categorized as Level 2 because their fair values are based on quoted prices for similar assets in markets that are not active, other inputs that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates, or other market-corroborated inputs.

Equity securities held by our U.S. plan included approximately $3 million (2% of plan assets) of Aflac Incorporated common stock at December 31, 2009, and 2008. The U.S. pension plan assets, with the exception of the Aflac Incorporated common stock, were converted to $168 million in cash as of January 6, 2010, due to a change in pension asset investment managers. The cash was invested in securities subsequent to the change in investment manager. The common stock was classified as Level 1 at December 31, 2009, since its fair value is based on quoted market prices for identical securities traded in active markets that are readily and regularly available to us.

Expected future benefit payments for the Japanese and U.S. plans are as follows:

(In millions)	**Japan**	**U.S.**
2010	$ 5	$ 5
2011	5	5
2012	5	6
2013	6	7
2014	7	8
2015 - 2019	38	53

In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. Retirement expense for these unfunded supplemental plans was $23 million in 2009, $11 million in 2008 and $5 million in 2007. The accrued retirement liability for the unfunded supplemental retirement plans was $224 million at December 31, 2009, compared with $217 million a year ago. The assumptions used in the valuation of these plans were the same as for the funded plans.

Stock Bonus Plan: Aflac U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of Aflac Incorporated common stock based on their new annualized premium sales and their first-year persistency of substantially all new insurance policies. The cost of this plan, which is included in deferred policy acquisition costs, amounted to $40 million in 2009, $46 million in 2008 and $45 million in 2007.

13. COMMITMENTS AND CONTINGENT LIABILITIES

We have three outsourcing agreements with IBM. The first agreement provides mainframe computer operations and support for Aflac Japan. It has a remaining term of six years and an aggregate remaining cost of ¥17.3 billion ($188 million using the December 31, 2009, exchange rate). The second agreement provides distributed computer mid-range server operations and support for Aflac Japan. It has a remaining term of six years and an aggregate remaining cost of ¥20.4 billion ($222 million using the December 31, 2009, exchange rate). The third agreement provides application maintenance and development services for Aflac Japan. It has a remaining term of three years and an aggregate remaining cost of ¥4.9 billion ($53 million using the December 31, 2009, exchange rate).

We have an outsourcing agreement with Accenture to provide application maintenance and development services for our Japanese operation. The agreement has a remaining term of five years with an aggregate remaining cost of ¥4.9 billion ($53 million using the December 31, 2009, exchange rate).

We lease office space and equipment under agreements that expire in various years through 2019. Future minimum lease payments due under non-cancelable operating leases at December 31, 2009, were as follows:

(In millions)	
2010	$ 63
2011	45
2012	15
2013	13
2014	12
Thereafter	33
Total future minimum lease payments	$ 181

In a strategic marketing effort to continue to reach business decision-makers and the large and loyal NASCAR fan base to grow our U.S. business, we entered into an agreement with Roush Fenway for the primary sponsorship of racing driver Carl Edwards for the years 2009 through 2011. As of December 31, 2009, the remaining cost of the marketing agreement was $51 million, however contracts with co-sponsors during the remaining term of this agreement will reduce our total cost.

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

14. SUBSEQUENT EVENTS

We evaluated events that occurred subsequent to December 31, 2009, for recognition or disclosure in our financial statements and notes to our financial statements.

Report of Independent Registered Public Accounting Firm

The shareholders and board of directors of Aflac Incorporated:

We have audited the accompanying consolidated balance sheets of Aflac Incorporated and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aflac Incorporated and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board, effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aflac Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 26, 2010

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2009, which is included herein.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The shareholders and board of directors of Aflac Incorporated:

We have audited Aflac Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Aflac Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aflac Incorporated and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aflac Incorporated and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 26, 2010

Unaudited Consolidated Quarterly Financial Data and Common Stock Prices

In management's opinion, the following quarterly financial information fairly presents the results of operations for such periods and is prepared on a basis consistent with our annual audited financial statements.

(In millions, except for per-share amounts)	**March 31, 2009**	**June 30, 2009**	**September 30, 2009**	**December 31, 2009**	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Premium income	**$4,115**	**$3,995**	**$4,165**	**$4,347**	$3,635	$3,684	$3,647	$3,981
Net investment income	**688**	**668**	**692**	**717**	627	637	637	677
Realized investment gains (losses)	**(9)**	**(383)**	**(347)**	**(472)**	(7)	(1)	(597)	(402)
Other income	**24**	**33**	**16**	**5**	12	16	4	4
Total revenues	**4,818**	**4,313**	**4,526**	**4,597**	4,267	4,336	3,691	4,260
Total benefits and expenses	**3,947**	**3,840**	**3,977**	**4,254**	3,541	3,596	3,543	3,959
Earnings before income taxes	**871**	**473**	**549**	**343**	726	740	148	301
Total income tax	**302**	**159**	**186**	**92**	252	257	48	104
Net earnings	**$ 569**	**$ 314**	**$ 363**	**$ 251**	$ 474	$ 483	$ 100	$ 197
Net earnings per basic share	**$ 1.22**	**$ .67**	**$ .78**	**$ .54**	$ .99	$ 1.02	$ .21	$ .42
Net earnings per diluted share	**1.22**	**.67**	**.77**	**.53**	.98	1.00	.21	.42
Cash dividends paid per share	**$ .28**	**$ .28**	**$ .28**	**$ .28**	$ .24	$ .24	$ .24	$ .24
Common stock prices:								
High	**46.96**	**37.73**	**44.07**	**47.75**	67.00	68.81	68.00	60.73
Low	**10.83**	**17.25**	**28.17**	**39.82**	56.75	62.52	51.25	29.68

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

Comparison of Five-Year Cumulative Total Return*

Among Aflac Incorporated, the S&P 500 Index and the S&P Life & Health Insurance Index



$200
150
100
50
0
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
Aflac Incorporated	100.00	117.73	118.07	163.23	121.63	127.04
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
S&P Life & Health Insurance	100.00	122.51	142.74	158.45	81.89	94.64

*$100 invested on December 31, 2004, in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Board of Directors



Daniel P. Amos, 58, chairman and chief executive officer of Aflac and Aflac Incorporated, has been with the company full-time since 1973. He was named president of Aflac in 1983, chief operating officer in 1987, chief executive officer of Aflac Incorporated in 1990, and chairman in 2001. He has been a member of Aflac Incorporated's board since 1983.



John Shelby Amos II, 57, Alabama/West Florida state sales coordinator for Aflac U.S., has served in a variety of sales positions with the company for the past 35 years. He was first elected to Aflac Incorporated's board in 1983.



Paul S. Amos II, 34, president of Aflac and chief operating officer of Aflac U.S., joined Aflac in 2002 as state sales coordinator of Georgia North. He was promoted to executive vice president in 2005, assumed additional responsibilities as Aflac U.S. chief operating officer in 2006 and was promoted to his current position in 2007. He joined Aflac Incorporated's board in 2007.



Yoshiro Aoki, 64, president of Seiwa Sogo Tatemono Co., Ltd. and corporate auditor of ChuoReal Estate Co., Ltd., Yushu Corp. and Gekkeikan Sake Co., Ltd., previously held the positions of deputy president of Mizuho Research Institute Ltd. and senior managing director of Mizuho Bank, Ltd. He also held various positions at the Dai-ichi Kangyo Bank, Ltd., including senior managing director and managing executive officer. He joined Aflac's board in 2007.



Michael H. Armacost, 72, Shorenstein Distinguished Fellow at Stanford University's Asia-Pacific Research Center, retired in June 2002 as president and trustee of The Brookings Institution, a private nonpartisan organization devoted to public policy research. A former undersecretary of state for political affairs, Mr. Armacost was U.S. ambassador to Japan from 1989 to 1993. Mr. Armacost joined Aflac Incorporated's board in 1994.



Kriss Cloninger III, 62, president, chief financial officer and treasurer of Aflac Incorporated, joined Aflac in 1992 as senior vice president and CFO after working with Aflac as a consulting actuary since 1977. He was named president of Aflac Incorporated and elected to its board in 2001.



Joe Frank Harris, 74, previously a distinguished executive fellow at Georgia State University and a lecturer in its School of Policy Studies, serves as chairman of the board of Harris Georgia Corporation, an industrial development firm. Mr. Harris was governor of Georgia from 1983 to 1991. He joined Aflac Incorporated's board in 1991.



Elizabeth Hudson, 60, executive vice president of communications for the National Geographic Society, previously held similar positions with iVillage, the Reader's Digest Association and NBC. She also was previously a director in Spencer Stuart's Media & Communication Practice. She joined Aflac Incorporated's board in 1990.



Kenneth S. Janke Sr., 75, chairman emeritus of the National Association of Investors Corporation (NAIC), a nonprofit association dedicated to education for individual investors, also served as chairman, president and director of the NAIC Growth Fund. He was first elected to Aflac Incorporated's board in 1989.



Douglas W. Johnson, 66, certified public accountant and retired Ernst & Young LLP audit partner, has spent the majority of his career auditing companies in the life, health and property/ casualty segments of the insurance industry. He joined Aflac Incorporated's board in 2003.



Robert B. Johnson, 65, senior advisor, Porter Novelli PR, was formerly chairman and CEO of the One America Foundation (an organization that promotes dialogue and solidarity among Americans of all races). He previously served in President Clinton's White House as an assistant to the president and director of the president's initiative for One America. He has been on Aflac Incorporated's board since 2002.



Charles B. Knapp, 63, director of educational development for the CF Foundation, is president emeritus at the University of Georgia. Dr. Knapp also serves as Chairman of the Board of the East Lake Foundation and President of New Community Ventures, LLC. He joined Aflac Incorporated's board in 1990.



E. Stephen Purdom, M.D., 62, former executive vice president of insurance operations for Aflac U.S., is on the board of advisors for Emory University Medical School. He previously served as chief of staff at Doctors' Hospital in Columbus, Georgia, and was first elected to Aflac Incorporated's board in 1987.



Barbara K. Rimer, Dr. PH, 61, Alumni Distinguished Professor of Health Behavior and Health Education and dean of the University of North Carolina Gillings School of Global Public Health, was previously director of the Division of Cancer Control and Population Sciences at the National Cancer Institute. She is a former director of Cancer Control Research and Professor of Community and Family Medicine at the Duke University School of Medicine and was elected to the Institute of Medicine in 2008. She joined Aflac Incorporated's board in 1995.



Marvin R. Schuster, 72, chairman of Schuster Enterprises Inc., which operates Burger King restaurants throughout the Southeast, is an emeritus member of the board of directors of Columbus Bank & Trust Company. He was elected to Aflac Incorporated's board in 2000.



D. Gary Thompson, 63, retired executive vice president of Wachovia Corporation and a retired chief executive officer of Georgia Banking, Wachovia Bank, N.A., is on the board of directors for Georgia Power Company, a subsidiary of the Southern Company, and was elected to Aflac Incorporated's board in 2005.



Robert L. Wright, 72, chairman of FE Holdings, Inc., a company that has interests in motorsports, gaming, entertainment, real estate and lighting. He was previously chairman of both Dimensions International and Flight Explorer and an associate administrator for the United States Small Business Administration. He was first elected to Aflac Incorporated's Board in 1999.

Executive Management

Daniel P. Amos (see facing page)

Kriss Cloninger III (see facing page)

Paul S. Amos II (see facing page)



Martin A. Durant III, 61 executive vice president; deputy chief financial officer, joined Aflac in 1990 as vice president and controller of Aflac Incorporated and was promoted to senior vice president, Corporate Services. In 1999, he accepted a position as senior vice president and CFO of Carmike Cinemas, Inc., from which he retired in April 2006. He rejoined Aflac as senior vice president; Corporate Finance in July 2006 and was promoted to executive vice president; deputy chief financial officer in June 2008.



Joey M. Loudermilk, 56, executive vice president; general counsel and corporate secretary, joined Aflac in 1983 as head of the Legal Department. He is also responsible for Aflac's Governmental Relations Department and is treasurer of Aflac Incorporated's political action committee.



Audrey Boone Tillman, 45, executive vice president; Corporate Services, joined Aflac in 1996 in the Legal Division. Her main areas of responsibility are: Human Resources, Facilities, Corporate Learning, Health Services, and the Environmental Coordination area. She previously served as a director-at-large for the Society for Human Resource Management (SHRM).



Teresa L. White, 43, executive vice president; chief administrative officer, joined Aflac in 1998. She has served in various leadership roles within Administration and Sales Support leading to her promotion to chief administrative officer in March 2008. Her current areas of responsibility include U.S. Internal Operations and various Sales Support functions. Teresa is an alumnus of Leadership Columbus, and is a Fellow of the Life Management Institute.



Tohru Tonoike, 59, president of Aflac Japan, worked for Dai-ichi Kangyo Bank prior to joining Aflac Japan in February 2007. Dai-ichi Kangyo Bank later merged with two other banks to form the Mizuho Financial Group. In 2005 he became president and representative director of Dai-ichi Kangyo Asset Management Company, another division of the Mizuho Financial Group. He served on the Aflac board of directors from November 2004 through January 2007.



Charles D. Lake II, 48, chairman of Aflac Japan, joined Aflac in 1999. Prior to his current position, he served as vice president and president of Aflac Japan. Before joining Aflac, he was director of Japan Affairs at the office of the U.S. Trade Representative in the executive office of the president, and he practiced law in Washington, D.C.



Koji Ariyoshi, 56, first senior vice president, director of Sales and Marketing, Aflac Japan, joined Aflac as Senior Vice President responsible for sales planning in 2008. Since then, he has managed various departments, including Retail Marketing, Alliance Management and Hojinkai Promotion. Before joining Aflac, he worked for Alico Japan as Vice President and AXA Life Insurance as Senior Vice President.



Susan R. Blanck, 43, senior vice president; corporate actuary; Aflac Incorporated and first senior vice president, Aflac Japan, joined Aflac's Actuarial Department in 1993. She has served in various leadership positions, including her promotion to senior vice president and deputy corporate actuary in 2004, corporate actuary in 2006, and as first senior vice president, Aflac Japan in 2008. She is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.



Hisayuki Shinkai, 59, first senior vice president of Aflac Japan, joined the company in 1999 as general manager of the Public Relations Department and has served in various management capacities, including director of sales. Prior to joining Aflac Japan, he worked for Long Term Credit Bank of Japan, Ltd.



Hiroshi Yamauchi, 58, first senior vice president, joined Aflac in 1976 and served in the Actuarial Department as section manager and assistant general manager. He was promoted to general manager in the Policy Maintenance Department in 1998 and to vice president in 1999, then to first senior vice president in 2002.

Senior Management

Aflac Incorporated

Peter T. Adams, Senior Vice President, Treasury and Equity Plan Administration

Kenneth S. Janke Jr., Senior Vice President, Investor Relations

W. Jeremy Jeffery, Senior Vice President; Chief Investment Officer

John A. Moorefield, Senior Vice President, Strategic Management

Ralph A. Rogers Jr., Senior Vice President, Financial Services; Chief Accounting Officer

Aflac U.S.

Janet P. Baker, Senior Vice President; Director, Human Resources

M. Jeffrey Charney, Senior Vice President; Chief Marketing Officer

Laree R. Daniel, Senior Vice President, Customer Assurance Organization

Phillip J. Friou, Senior Vice President, Director of Governmental Relations

D. Christian Goodall, CEO, Aflac Group Insurance

Robert M. Ottman, Senior Vice President, Sales Operations Management

David L. Pringle, Senior Vice President, Federal Relations

Ronald S. Sanders, Senior Vice President; Director of Sales

Gerald W. Shields, Senior Vice President; Chief Information Officer

Aflac Japan

Yuji Arai, Senior Vice President, Investment, Risk and Asset Management; Principal Financial Officer

Yukio Fukushima, Senior Vice President, Information Technology

Jun Isonaka, Senior Vice President, Internal Operations

Yosuke Miwa, Senior Vice President, Human Resources, Human Resources Support, General Affairs

Communicorp, Aflac's printing and communications subsidiary, has received Forest Stewardship Council (FSC) certification. This chain-of-custody certification is part of a not-for-profit organization program that brings people together to find solutions and reward good forest management.


FSC
Mixed Sources

Aflac Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999
706.323.3431
aflac.com

Aflac Japan
Shinjuku Mitsui Bldg.
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011.81.3.3344.2701

Independent Registered Public Accountants
KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, Georgia 30308

Registrar
Synovus Trust Company
P.O. Box 23024
Columbus, Georgia 31902-3024

Legal Counsel
Skadden, Arps, Slate,
Meagher & Flom LLP
New York, New York 10036

Stock Transfer Agent
Aflac Incorporated
1932 Wynnton Road
Shareholder Services Dept.
Columbus, Georgia 31999
800.235.2667 – option 2
or 706.596.3581
Fax: 706.596.3488

Annual Meeting
Aflac Incorporated's annual meeting of shareholders will be held at 10 a.m. on May 3, 2010, at the Columbus Museum, 1251 Wynnton Road, Columbus, Georgia.

Customer Service
Policyholders and claimants needing assistance may call 800.992.3522.
Sales associates may call 800.462.3522.
Para asistencia en Español, por favor llame al 800.742.3522.

Shareholder Inquiries
Communication regarding stock purchase plans, dividends, lost stock certificates, etc., should be directed to the Shareholder Services Department at 800.235.2667 – option 2.

Form 10-K
We have included as Exhibit 31 to our Annual Report to the Securities and Exchange Commission (Form 10-K) certificates of the CEO and CFO of the Company certifying the quality of the Company's public disclosure. Copies of Aflac Incorporated's Form 10-K can be obtained free of charge by calling the Investor Relations Department at 800.235.2667 – option 3.

New York Stock Exchange Certification
In 2009 the Company submitted to the NYSE a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of the NYSE's corporate governance listing standards.

For more information concerning the company, please contact:
Kenneth S. Janke Jr.
Senior Vice President,
Investor Relations
800.235.2667 – option 3
or 706.596.3264
Fax: 706.324.6330

In Japan contact:
Ken Kyo
Investor Relations
Support Department
Shinjuku Mitsui Bldg.,
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011.81.3.3344.0481
Fax: 011.81.3.3344.0485


Aflac
Incorporated

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